Corning 2007 Annual Report

Environmental Technologies

Making cleaner, healthier air possible

Display Technologies

Changing the face of consumer electronics



CORNING

orning is the world leader in specialty glass and ceramics, creating
eystone components that enable high-technology systems for
onsumer electronics, mobile emissions control, telecommunications
nd life sciences. Time and time again, our breakthrough, life-changin
nnovations have proven that if it is possible, Corning will make it re

To our shareholders:

Corning Incorporated's strong performance continued in 2007. We delivered an outstanding year with notable successes across our broad range of markets and technologies. We also achieved all-time records for net income, at $2.15 billion, earnings per share, at $1.34, and operating cash flow, at $2.1 billion.

Corning's commitment to corporate research and development, now entering its 100th year, continues to yield remarkable new products that demonstrate our distinctive ability to apply materials science and process engineering knowledge to solve tough customer problems.

We are pleased that the stock market also acknowledged our performance. Corning's stock was up 28 percent over 2006, significantly outperforming the Standard & Poor's 500 Index. In fact, our stock has outperformed the S&P 500 on a one, three and five-year basis.

We are delighted with this progress and will continue our focus on growing through innovation, while maintaining financial stability and improving balance within our business portfolio. Our ultimate goal remains the same: another 150 years of innovation and independence.

2007 Highlights

For the past five years we have built our annual operating plan around a set of corporate priorities that have been the foundation of our progress:

- Protect Financial Health
- Improve Profitability
- Invest in the Future, and
- Live the Values

Financial Health

We are committed to ensuring we have the financial strength to weather bad times and to sustain our ability to invest in long, capital-intensive innovation and product development cycles. We measure financial health by our balance sheet, cash flow and credit ratings, and we performed well against all these metrics. At the end of 2007, Corning's cash balance of $3.5 billion was well in excess of total debt of $1.5 billion. Operating cash flow in 2007 exceeded $2.0 billion: an all-time record for Corning. In addition, all three of the major U.S. credit agencies upgraded the company's debt ratings to the equivalent of BBB+.

In July, we announced the Board of Directors' decision to reinstate a quarterly cash dividend of $0.05 per share of common stock, as well as approval of the company's repurchase of $500 million of common stock through the end of 2008. These decisions reflect the company's strong financial position and confidence in our ability to sustain positive free cash flow.

Improve Profitability

Last year marked our fifth consecutive year of performance improvement, with significant growth in net income and earnings per share, before special items. Sales for the year were $5.9 billion, up 13% from 2006, driven by strong global demand for our LCD glass, and by sales of our new diesel filtration products.

Corning is the display industry's leading LCD glass supplier, both in sales volume and product innovation. Strong consumer demand for LCD televisions continued to drive healthy growth in the LCD glass market in 2007. By the end of the year, approximately 38 percent of all TVs sold worldwide featured LCD screens, up from 23 percent a year ago. Corning's leading market position, coupled with successful execution of our pricing strategy and continued manufacturing cost reductions, sustained excellent profitability in our display segment throughout the year.

While we are pleased with the performance of the display technologies segment, we're also focused on building a more balanced company by improving the profitability of our other businesses. Many of them also performed well in 2007.

Our environmental segment, which provides clean-air products for cars and trucks, buses and other heavy-duty vehicles, also posted strong sales of both automotive and diesel products. After several years of innovation and investment in our diesel products business, we saw significant growth in market demand, driven by new regulations.

Telecommunications continued to show solid improvement. In 2007 we reopened the Concord, N.C. fiber plant and expanded capacity in China and Poland to keep up with growing demand for fiber, cable, and hardware and equipment products.

Finally, our five-year companywide focus on operational excellence, product quality, and manufacturing cost reduction continues to drive performance. Employees around the world are engaged in thousands of quality and cost-reduction projects, and delivered significant performance excellence savings during 2007.

Invest in the Future

We remain dedicated to investing in the technologies that will fuel innovation and growth in the years ahead. Our distinctive innovation process applies Corning's scientific capabilities and creativity to market needs, focusing the technology community on solving tough problems for our customers as they develop new systems. We achieved some notable innovation milestones during 2007.

In display, all customers in Corning's wholly owned business have converted to EAGLE XG™, the industry's most environmentally friendly LCD glass, which we introduced in 2006. We also continue to lead the industry in large-size LCD glass innovation and manufacturing, announcing our agreement with the Sharp Electronics Corp. to build a Generation 10 glass plant on the premises of its new Gen 10 factory in Japan.

In telecommunications, we continue to drive innovation for fiber-to-the-premises networks. We are working closely with Verizon Communications Inc. as it extends its network to millions of homes. We solved a critical problem in 2007: installing fiber networks in buildings, such as large a partment and office buildings, which require bending fiber cable around multiple tight corners. Corning scientists and engineers altered the physical structure of fiber so it retains signal strength, even in extreme bend applications. The potential value of this "game-changing" innovation is so significant that it was cited by Time magazine as one of the most important technology innovations of 2007.

In life sciences, our new Epic® drug discovery system continues to gain market acceptance. Pharmaceutical companies are testing and using the system, which can help test up to 40,000 drug compounds in a single day. We have created a remarkable tool to accelerate the drug discovery process. We were encouraged by our first sales of Epic systems in 2007. We believe this will be an important market for Corning heading into the next decade.

Finally, we are also sustaining our research infrastructure. In November, we began a six-year expansion of the Sullivan Park laboratory complex, the center of Corning's technology community. This project will provide the infrastructure capacity required to meet our ambitious goal of doubling Corning's historic rate of new-business creation from two to four per decade.

In the coming years, we expect to realize the potential of our long-term innovation portfolio as a result of our sustained investment in research and development. This portfolio includes a number of classic Corning innovations that leverage our unique expertise in glass surfaces, optical physics, chemistry, and manufacturing processes to solve customer problems across a range of industries. Some examples include synthetic green lasers, which could make it possible to project large, high-resolution images from small mobile devices like cell phones; silicon-on-glass, which could enable high-quality, low-cost, power-efficient displays for portable consumer electronic devices; and microreactors, which could help the chemical industry improve its process innovation while reducing costs.

Live the Values

We also sustained our commitment to living our Values. Specifically, we focused on continuous improvement in manufacturing performance; strengthening innovation and relationships with customers; improving the diversity of leadership; and supporting our communities with a wide variety of corporate citizenship programs and investments.

The Year Ahead

In 2008, we intend to extend our track record of financial performance, cost and technology leadership and innovation. You can expect us to announce LCD glass capacity expansions, including progress on the Gen 10 factory; new customer wins in diesel and Epic; new and expanded fiber-to-the-premises partnerships; and new commercial applications across our technologies.

Our strategy for the company remains sound. We will invest to grow through innovation, while we protect financial stability and seek to improve the balance of our new-business portfolio. We are pleased with the diverse potential of our innovation pipeline. At the same time, we recognize that sustaining the growth rate of a significantly larger company is becoming more difficult. Our challenge is to grow and improve our existing businesses while we also build entirely new businesses.

In 2008, we will celebrate a special anniversary as we mark the 100th year of corporate research and development at Corning. Very few companies can lay claim to a century-old culture of scientific research, collaborative problem-solving and invention. It's another quality that sets Corning apart from its competitors.

Our ClearCurve™ suite of fiber and cable products is an excellent example of how Corning's centralized R&D structure enables us to solve extraordinarily tough problems for customers. Our researchers, some of the best scientific, engineering and production minds in optical communications, spent close to a year working with our customer to deepen their understanding of the customer's requirements. They were able to draw on the deep expertise of Corning's technology community, a culture of scientific sharing and collaboration, and a long history of technology innovation. They believed solving this difficult challenge was achievable and together, they moved it from "possibility" to "reality."

That has always been our model for bringing remarkable innovations to market, and it always will be. Our commitment to R&D is unwavering. It's why we continue to attract and retain highly skilled, committed employees all over the world who are passionate about discovery and doing exceptional work.



Wendell Weeks

We have outstanding people, solid Values and a strategy that works. You can have confidence that Corning Incorporated will weather the ups and downs of technology markets and continue to transform ideas into life-changing realities.

Sincerely,

Wendell P. Weeks

Wendell P. Weeks

Chairman of the Board
and Chief Executive Officer

Financial Highlights:

In millions, except per share amounts

	2007	2006	2005	2004	20
Net sales	$ 5,860	$ 5,174	$ 4,579	$ 3,854	$ 3,0
Income (loss) from continuing operations	2,150	1,855	585	(2,251)	(2
Income from discontinued operations	—	—	—	20	
Net income (loss)	$ 2,150	$ 1,855	$ 585	$(2,231)	$ (2
iluted earnings (loss) per common share					
ontinuing operations	$ 1.34	$ 1.16	$ 0.38	$ (1.62)	$ (0.2
iscontinued operations	—	—	—	0.01	—

Corning Incorporated
2007 Annual Report
Index

Corning Incorporated and its consolidated subsidiaries are hereinafter sometimes referred to as the "Company," the "Registrant," "Corning," or "we."

This report contains forward-looking statements that involve a number of risks and uncertainties. These statements relate to our future plans, objectives, expectations and estimates and may contain words such as "believes," "expects," "anticipates," "estimates," "forecasts," or similar expressions. Our actual results could differ materially from what is expressed or forecasted in our forward-looking statements. Some of the factors that could contribute to these differences include those discussed under "Forward-Looking Statements," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this report.

Business Description

General

Corning traces its origins to a glass business established in 1851. The present corporation was incorporated in the State of New York in December 1936. The Company's name was changed from Corning Glass Works to Corning Incorporated on April 28, 1989.

Corning is a global, technology-based corporation that operates in four reportable business segments: Display Technologies, Telecommunications, Environmental Technologies and Life Sciences.

Display Technologies Segment

Corning's Display Technologies segment manufactures glass substrates for active matrix liquid crystal displays (LCDs), that are used primarily in notebook computers, flat panel desktop monitors, and LCD televisions. Corning's facilities in Kentucky, Japan, Taiwan, and China and those of Samsung Corning Precision Glass Co., Ltd. (Samsung Corning Precision, which is 50% owned by Corning) in South Korea develop, manufacture and supply high quality glass substrates using a proprietary fusion manufacturing process and technology expertise. Samsung Electronics Co., Ltd. has a 43% interest in Samsung Corning Precision, which sells glass to LCD panel manufacturers in Korea. Three other shareholders own the remaining 7% interest in Samsung Corning Precision. Panel manufacturers in the other leading LCD-producing areas of the world, Japan, Taiwan, Singapore and China, are supplied by Corning.

Corning has been a leader to market with new large-generation sized glass substrates used by our customers in the production of larger LCDs for monitors and television. We are recognized for providing product innovations that help our customers produce larger, lighter, thinner and higher-resolution displays more affordably. Glass substrates are currently available from Corning in sizes up to Generation 8 (2160mm x 2460mm), which was introduced by Corning in late 2006. In the fourth quarter of 2007, Corning announced its agreement with Sharp Corporation to develop and produce Generation 10 (2850mm x 3050mm) substrates. Large substrates (Generation 5 and higher) allow LCD manufacturers to produce larger and a greater number of panels from each substrate. The larger size leads to economies of scale for LCD manufacturers and is expected to enable lower display prices for consumers in the future. At the end of 2007, approximately 88% of Corning and Samsung Corning Precision's volume of LCD glass was Generation 5 (1100mm x 1250mm) and higher.

Corning invented its proprietary fusion manufacturing process which is the cornerstone of the Company's technology leadership in the LCD industry. The automated process yields high quality glass substrates with excellent dimensional stability and uniformity – essential attributes for the production of increasingly larger, high performance active matrix LCDs. Corning's fusion process is scalable and has proven to be among the most effective processes in producing large size substrates. In 2006, Corning launched EAGLE XG™, the industry's first environmentally-friendly LCD glass substrate that is free of heavy metals.

LCD glass manufacturing is a highly capital intensive business. Corning continues to make significant investments to expand its LCD glass facilities in response to anticipated customer demand. The environment is very competitive. Important success attributes include efficient manufacturing, access to capital, technology know-how, and patents.

Patent protection and proprietary trade secrets are important to the segment's operations. Corning has a growing portfolio of patents relating to its products, technologies and manufacturing processes. Corning licenses certain of its patents to Samsung Corning Precision and other third parties and generates revenue from these licenses. Refer to the material under the heading "Patents and Trademarks" for information relating to patents and trademarks.

The Display Technologies segment represented 45% of Corning's sales for 2007.

Telecommunications Segment

The Telecommunications segment produces optical fiber and cable, and hardware and equipment products for the worldwide telecommunications industry. Corning invented the world's first low-loss optical fiber more than 30 years ago. It offers a range of optical fiber technology products and enhancements for a variety of applications, including premises, fiber-to-the-premises access, metropolitan, long-haul and submarine networks. Corning makes and sells InfiniCor® fibers for local area networks, data centers and central offices; NexCor® fiber for converged services networks; SMF-28e® single mode optical fiber that provides additional transmission wavelengths in metropolitan and access networks; MetroCor® fiber products for metropolitan networks; LEAF® optical fiber for long-haul, regional and metropolitan networks; ClearCurve™ fiber for use in multiple dwelling units; and Vascade® submarine optical fibers for use in submarine networks. Corning has two large optical fiber manufacturing facilities in North Carolina and another facility in China. As a result of lowered demand for optical fiber products, in 2002 Corning mothballed its optical fiber manufacturing facility in Concord, North Carolina and transferred certain capabilities to its Wilmington, North Carolina facility. In April 2007, Corning announced plans to re-open a portion of the Concord, North Carolina facility primarily as a result of volume growth in the optical fiber market.

A significant portion of Corning's optical fiber is sold to subsidiaries such as Corning Cable Systems LLC (Corning Cable Systems), and Corning Cable Systems Polska Sp. Z o.o. Optical fiber is cabled prior to being sold to end users in cabled form. Our remaining fiber production is sold directly to end users or third party cablers around the world. Corning's cabling operations include facilities in North Carolina, Poland, and Germany and smaller regional locations and equity affiliates.

Corning's hardware and equipment products include cable assemblies, fiber optic hardware, fiber optic connectors, optical components and couplers, closures and pedestals, splice and test equipment and other accessories for optical connectivity. For copper connectivity, Corning's products include subscriber demarcation, connection and protection devices, xDSL (different variations of digital subscriber lines) passive solutions and outside plant enclosures. Each of the product lines may be combined in Corning's fiber-to-the-premises solutions. Corning has manufacturing operations for hardware and equipment products in North Carolina, Arizona, and Texas, as well as Europe, Mexico, China, and the Dominican Republic. In addition, Corning offers products for the cable television industry, including coaxial connectors and associated tools.

Patent protection is important to the segment's operations. The segment has an extensive portfolio of patents relating to its products, technologies and manufacturing processes. The segment licenses certain of its patents to third parties and generates revenue from these licenses, but the royalty revenue is not currently material to the business. Corning is also licensed to use certain patents owned by others. These licenses are also important to the segment's operations. Refer to the material under the heading "Patents and Trademarks" for information relating to the Company's patents and trademarks.

The Telecommunications segment represented 30% of Corning's sales for 2007.

Environmental Technologies Segment

Corning's environmental products include ceramic technologies and solutions for emissions and pollution control in mobile and stationary applications around the world, including gasoline and diesel substrate and filter products. In the early 1970's, Corning developed an economical, high-performance cellular ceramic substrate that is now the standard for catalytic converters worldwide. In response to tightening emission control obligations around the world, Corning has continued to develop more efficient substrate products with higher density and greater surface area. Corning manufactures these products in New York, Virginia, China, Germany and South Africa. Corning continues to invest in new ceramic substrate and filter technologies for diesel emission control device products at its facility in New York. Corning sells its ceramic substrate and filter products worldwide to manufacturers of emission control systems who then sell to automotive and diesel engine manufacturers. Although sales are made to the emission control systems manufacturers, the use of Corning substrates and filters is generally required by the specifications of the automotive and diesel engine manufacturers.

Patent protection is important to the segment's operations. The segment has an extensive portfolio of patents relating to its products, technologies and manufacturing processes. The segment is also licensed to use certain patents owned by others. These licenses are also important to the segment's operations. Refer to the material under the heading "Patents and Trademarks" for information relating to the Company's patents and trademarks.

The Environmental Technologies segment represented 13% of Corning's sales for 2007.

Life Sciences Segment

Life Sciences laboratory products include microplate products, coated slides, filter plates for genomics sample preparation, plastic cell culture dishes, flasks, cryogenic vials, roller bottles, mass cell culture products, liquid handling instruments, Pyrex® glass beakers, pipettors, serological pipettes, centrifuge tubes and laboratory filtration products. Corning sells products under three primary brands: Corning, Costar and Pyrex. Corning manufactures these products in Maine, New York, and Mexico and markets them worldwide, primarily through distributors, to government entities, pharmaceutical and biotechnology companies, hospitals, universities and other research facilities. In 2006, Corning announced the commercial launch of the Epic™ system, a high-throughput label-free screening platform based on optical biosensor technology. The system offers drug developers the ability to evaluate promising new drug targets through both biochemical and cell-based drug discovery applications.

Patent protection is important to the segment's operations, particularly for some of its new products. The segment has a growing portfolio of patents relating to its products, technologies and manufacturing processes. Brand recognition, through some well known trademarks, is important to the segment. Refer to the material under the heading "Patents and Trademarks" for information relating to the Company's patents and trademarks.

The Life Sciences segment represented approximately 5% of Corning's sales for 2007.

Other Products

Other products made by Corning include semiconductor optics, ophthalmic glass and plastic products, and technical products, such as polarizing glass, glass for high temperature applications and machinable glass ceramic products. Semiconductor optics manufactured by Corning include: high-performance optical material products; optical-based metrology instruments; and optical assemblies for applications in the global semiconductor industry. Corning's semiconductor optics products are manufactured in New York. Other specialty glass products include glass lens and window components and assemblies and are made in New York, Virginia, and France or sourced from China. Corning's Eurokera and Keraglass equity ventures with Saint Gobain Vitrage S.A. of France manufacture smooth cooktop glass/ceramic products in France, China, and South Carolina.

Until December 31, 2007, Corning had a 50% interest in Samsung Corning Company, Ltd. (Samsung Corning), a producer of glass panels and funnels for cathode ray tubes for televisions and computer monitors, with manufacturing facilities in Korea, Germany, China and Malaysia. Samsung Electronics Company, Ltd. and affiliates owned the remaining 50% interest in Samsung Corning. On December 31, 2007, Samsung Corning Precision acquired all of the outstanding shares of Samsung Corning. After the transaction, Corning retained its 50% interest in Samsung Corning Precision.

Other products represented approximately 7% of Corning's sales for 2007.

Corning manufactures and processes products at more than 48 plants and 15 countries.

Additional explanation regarding Corning and its four segments is presented in Management's Discussion and Analysis of Financial Condition under Operating Review and Results of Operations and Note 18 (Operating Segments) to the Consolidated Financial Statements.

Corporate Investments

Corning and The Dow Chemical Company (Dow Chemical) each own half of Dow Corning Corporation (Dow Corning), an equity company in Michigan that manufactures silicone products worldwide. Dow Corning emerged from Chapter 11 bankruptcy proceedings during 2004. Dow Corning's sales were $4.9 billion in 2007. Additional discussion about Dow Corning appears in the Legal Proceedings section. Dow Corning's financial statements are attached in Item 15, Exhibits and Financial Statement Schedules.

Corning and PPG Industries, Inc. each own half of Pittsburgh Corning Corporation (PCC), an equity company in Pennsylvania that manufactures glass products for architectural and industrial uses. PCC filed for Chapter 11 bankruptcy reorganization in April 2000. Additional discussion about PCC appears in the Legal Proceedings section. Corning also owns half of Pittsburgh Corning Europe N.V., a Belgian corporation that manufactures glass products for industrial uses primarily in Europe.

Additional information about corporate investments is presented in Note 7 (Investments) to the consolidated financial statements.

Competition

Corning competes across all of its product lines with many large and varied manufacturers, both domestic and foreign. Some of these competitors are larger than Corning, and some have broader product lines. Corning strives to maintain its position through technology and product innovation. For the future, Corning believes its competitive advantage lies in its commitment to research and development, and its commitment to quality. There is no assurance that Corning will be able to maintain its market position or competitive advantage.

Display Technologies Segment

Corning, including Samsung Corning Precision, is the largest worldwide producer of glass substrates for active matrix LCD displays. That market position remained relatively stable over the past year. Corning believes it has competitive advantages in LCD glass substrate products from investing in new technologies, providing a consistent and reliable supply and using its proprietary fusion manufacturing process. This process allows us to deliver glass that is larger, thinner and lighter with exceptional surface quality and without heavy metals. Asahi Glass, Nippon Electric Glass and NH Techno are Corning's principal competitors in display glass substrates.

Telecommunications Segment

Competition within the telecommunications equipment industry is intense among several significant companies. Corning is a leading competitor in the segment's principal product lines which include optical fiber and cable and hardware and equipment. Price and new product innovations are significant competitive factors. The competitive landscape has experienced increasing competition causing price pressure in all regions. These competitive conditions are likely to persist.

Corning is the largest producer of optical fiber and cable products, but faces significant competition due to continued excess capacity in the market place, price pressure and new product innovations. Corning believes its large scale manufacturing experience, fiber process, technology leadership and intellectual property assets yield cost advantages relative to several of its competitors. The primary competing producers of optical fiber and cable products are Furukawa Electric/OFS, Fujikura Ltd., Sumitomo Electric, Prysmian Cables & Systems and Draka Comteq.

For hardware and equipment products, significant competitors are 3M Company (3M), Tyco Electronics, Furukawa OFS, CommScope, and ADC Communications.

Environmental Technologies Segment

For worldwide automotive ceramic substrate products, Corning has a leading market position that has remained relatively stable over the past year. Corning believes its competitive advantage in automotive ceramic substrate products for catalytic converters is based upon global presence, customer service, engineering design services and product innovation. Corning's Environmental Technologies products face principal competition from NGK, Denso, Ibiden and Emitec.

Life Sciences Segment

Corning is a leading supplier of glass and plastic science laboratory products, with a growing plastics products market presence in North America and Europe, and a solid laboratory glass products market presence. Corning seeks to maintain competitive advantages by emphasizing product quality, product availability, supply chain efficiency, a wide product line and superior product attributes. For laboratory products, Schott, Kimble, Greiner and Becton Dickinson are the principal worldwide competitors. Corning also faces increasing competition from large distributors that have backward integrated or introduced private label products.

Other Products

Corning is a leading supplier of materials and products for lithography optics in the semiconductor industry. The market position for Other Products remained relatively stable during the past year. Corning seeks to compete by providing superior optical quality, leading optical designs and a local Corning presence supporting its customers. For Corning's semiconductor optical material products, general specialty glass/glass ceramic products and ophthalmic products, Schott, Shin-Etsu Quartz Products, Asahi Fine Glass, Carl Zeiss, Nikon, Transitions Optical, Oerlikon, Hoya and Heraeus are the main competitors.

Samsung Corning was a leading producer of cathode ray tube glass products for conventional televisions. Its relative competitive position remained stable over the past year, although there has been a significant decline in the industry as end-market customers have turned to flat panel displays or projection technologies. On December 31, 2007, Samsung Corning Precision acquired all of the outstanding shares of Samsung Corning. After the transaction, Corning retained its 50% interest in Samsung Corning Precision.

Raw Materials

Corning's production of specialty glasses, ceramics, and related materials requires significant quantities of energy, uninterrupted power sources, certain precious metals, and various batch materials.

Although energy shortages and power interruptions have not been a problem recently, the cost of energy has increased. Corning has achieved flexibility through important engineering changes to take advantage of low-cost energy sources in most significant processes. Specifically, many of Corning's principal manufacturing processes can be operated with natural gas, propane, oil or electricity, or a combination of these energy sources.

As to resources (ores, minerals, polymers, and processed chemicals) required in manufacturing operations, availability appears to be adequate. Corning's suppliers, from time to time, may experience capacity limitations in their own operations, or may eliminate certain product lines; nevertheless, Corning believes it has adequate programs to ensure a reliable supply of batch materials and precious metals. For many products, Corning has alternate glass compositions that would allow operations to continue without interruption in the event of specific materials shortages.

Certain key materials and proprietary equipment used in the manufacturing of products are currently sole sourced or available only from a limited number of suppliers. Any future difficulty in obtaining sufficient and timely delivery of components could result in delays or reductions in product shipments, or reduce Corning's gross margins.

Patents and Trademarks

Inventions by members of Corning's research and engineering staff have been, and continue to be, important to the Company's growth. Patents have been granted on many of these inventions in the United States and other countries. Some of these patents have been licensed to other manufacturers, including companies in which Corning has equity investments. Many of the earlier patents have now expired, but Corning continues to seek and obtain patents protecting its newer innovations. In 2007, Corning was granted over 180 patents in the U.S. and over 350 patents in countries outside the U.S.

Each business segment possesses its own patent portfolio that provides certain competitive advantages in protecting Corning's innovations. Corning has historically enforced, and will continue to enforce, its intellectual property rights. At the end of 2007, Corning and its wholly owned subsidiaries owned over 4,300 unexpired patents in various countries of which about 2,300 were U.S. patents. Between 2008 and 2010, approximately 11% of these patents will expire, while at the same time Corning intends to seek patents protecting its newer innovations. Worldwide, Corning has over 4,000 patent applications in process, with about 1,100 in process in the U.S. Corning believes that its patent portfolio will continue to provide a competitive advantage in protecting Corning's innovation, although Corning's competitors in each of its businesses are actively seeking patent protection as well.

The Display Technologies segment has over 260 patents in various countries of which over 100 are U.S. patents. No one patent is considered material to this business segment. Some of the important issued U.S. patents in this segment include patents relating to glass compositions and methods for the use and manufacture of glass substrates for display applications. There is no group of important Display Technology segment patents set to expire between 2008 and 2010.

The Telecommunications segment has over 1,600 patents in various countries of which over 800 are U.S. patents. No one patent is considered material to this business segment. Some of the important issued U.S. patents in this segment include: (i) patents relating to optical fiber products including dispersion compensating fiber, low loss optical fiber and high data rate optical fiber and processes and equipment for manufacturing optical fiber including methods for making optical fiber preforms and methods for drawing, cooling and winding optical fiber; (ii) patents relating to optical fiber ribbons and methods for making such ribbon, fiber optic cable designs and methods for installing optical fiber cable; and (iii) patents relating to optical fiber and electrical connectors and associated methods of manufacture. A few patents relating to optical fiber connectors and a few relating to optical fiber manufacturing will expire between 2008 and 2010.

The Environmental Technologies segment has over 400 patents in various countries of which over 200 are U.S. patents. No one patent is considered material to this business segment. Some of the important issued U.S. patents in this segment include patents relating to cellular ceramic honeycomb products, together with ceramic batch and binder system compositions, honeycomb extrusion and firing processes, and honeycomb extrusion dies and equipment for the high-volume, low-cost manufacture of such products. There is no group of important Environmental Technologies segment patents set to expire between 2008 and 2010.

The Life Sciences segment has over 160 patents in various countries of which over 90 are U.S. patents. No one patent is considered material to this business segment. Some of the important issued U.S. patents in this segment include patents relating to methods and apparatus for the manufacture and use of scientific laboratory equipment including nucleic acid arrays, multiwell plates, and cell culture products as well as equipment for label independent drug discovery. One family of patents relating to drug discovery devices will expire between 2008 and 2010.

Many of these patents are used in Corning's operations or are licensed for use by others, and Corning is licensed to use patents owned by others. Corning has entered into cross licensing arrangements with some major competitors, but the scope of such licenses has been limited to specific product areas or technologies.

Corning's principal trademarks include the following: Corning, Celcor, DuraTrap, Eagle2000, EagleXG, Epic, Evolant, HPFS, Lanscape, Pyrex, ClearCurve, SMF-28e, Jade, Vita, and Steuben.

Protection of the Environment

Corning has a program to ensure that its facilities are in compliance with state, federal and foreign pollution-control regulations. This program has resulted in capital and operating expenditures during the past several years. In order to maintain compliance with such regulations, capital expenditures for pollution control in continuing operations were approximately $21 million in 2007 and are estimated to be $19 million in 2008.

Corning's 2007 operating results from continuing operations were charged with approximately $51 million for depreciation, maintenance, waste disposal and other operating expenses associated with pollution control. Corning believes that its compliance program will not place it at a competitive disadvantage.

Employees

At December 31, 2007, Corning had approximately 24,800 full-time employees, including approximately 10,400 employees in the United States. From time to time, Corning also retains consultants, independent contractors, and temporary and part-time workers. Unions are certified as bargaining agents for approximately 30% of Corning's United States employees.

Executive Officers

Wendell P. Weeks *Chairman and Chief Executive Officer*
Mr. Weeks joined Corning in 1983 and was named a vice president and deputy general manager of the Telecommunications Products division in 1995, vice president and general manager in 1996, senior vice president in 1997, senior vice president of Opto-Electronics in 1998, executive vice president in 1999, president, Corning Optical Communications in 2001, president and chief operating officer of Corning in 2002, and president and chief executive officer in 2005. Mr. Weeks became chairman and chief executive officer on April 26, 2007. Mr. Weeks is a director of Merck & Co. Inc. Mr. Weeks has been a member of Corning's Board of Directors since 2000. Age 48.

James B. Flaws *Vice Chairman and Chief Financial Officer*
Mr. Flaws joined Corning in 1973 and served in a variety of controller and business management positions. Mr. Flaws was elected assistant treasurer of Corning in 1993, vice president and controller in 1997 and vice president of finance and treasurer in May 1997, senior vice president and chief financial officer in December 1997, executive vice president and chief financial officer in 1999 and to his current position in 2002. Mr. Flaws is a director of Dow Corning Corporation. Mr. Flaws has been a member of Corning's Board of Directors since 2000. Age 59.

Peter F. Volanakis *President and Chief Operating Officer*
Mr. Volanakis joined Corning in 1982 and subsequently held various marketing, development and commercial positions in several divisions. He was named managing director Corning GmbH in 1992, executive vice president of CCS Holding, Inc., formerly known as Siecor Corporation, in 1995, senior vice president of Advanced Display Products in 1997, executive vice president of Display Technologies and Life Sciences in 1999 and president of Corning Technologies in 2001. Mr. Volanakis was elected to his current position on April 28, 2005. Mr. Volanakis became president and chief operating officer on April 26, 2007. Mr. Volanakis is a director of Dow Corning Corporation. Mr. Volanakis has been a member of Corning's Board of Directors since 2000. Age 52.

Kirk P. Gregg *Executive Vice President and Chief Administrative Officer*
Mr. Gregg joined Corning in 1993 as director of Executive Resources & Compensation. He was named vice president of Executive Resources and Employee Benefits in 1994, senior vice president, Administration in December 1997 and to his current position in 2002. He is responsible for Human Resources, Information Technology, Procurement and Transportation, Community, State and Federal Government Affairs, Aircraft Operations and Business Services. Prior to joining Corning, Mr. Gregg was with General Dynamics Corporation as corporate director, Key Management Programs, and was responsible for executive compensation and benefits, executive development and recruiting. Age 48.

Joseph A. Miller *Executive Vice President and Chief Technology Officer*
Dr. Miller joined Corning in 2001 as senior vice president and chief technology officer. He was appointed to his current position in 2002. Prior to joining Corning, Dr. Miller was with E.I. DuPont de Nemours, Inc., where he served as chief technology officer and senior vice president for research and development since 1994. He began his career with DuPont in 1966. Dr. Miller is a director of Wilson Greatbatch Technologies, Inc. and Dow Corning Corporation. Age 66.

Pamela C. Schneider *Senior Vice President and Operations Chief of Staff*
Ms. Schneider joined Corning in 1986 as senior financial analyst in the Controllers Division. In 1988 she became manager of internal audit. In 1990 she was named controller and in 1991 chief financial officer of Corning Asahi Video Products Company. In January 1993, she was appointed vice president and chief financial officer for Corning Consumer Products Company, and in 1995 vice president Finance and Administration. In 1997, she was named vice president and in 1999 senior vice president, Human Resources and diversity officer for Corning Incorporated. Ms. Schneider was appointed to her present position in April 2002. Age 53.

Lawrence D. McRae *Senior Vice President, Strategy and Corporate Development*
Mr. McRae joined Corning in 1985 and served in various financial, sales and marketing positions. He was appointed vice president Corporate Development in 2000, senior vice president Corporate Development in 2003 and most recently, senior vice president Strategy and Corporate Development in October 2005. Mr. McRae is on the board of directors of Dow Corning Corporation, and Samsung Corning Precision Glass Co., Ltd. Age 49.

Katherine A. Asbeck *Senior Vice President – Finance*
Ms. Asbeck joined Corning in 1991 as director of accounting. She was appointed assistant controller in 1993, designated chief accounting officer in 1994, elected vice president and controller in 1997 and senior vice president in 2001. She was elected to her current position in October 2005. Ms. Asbeck is a director of Samsung Corning Precision Glass Co., Ltd. Age 51.

Vincent P. Hatton *Senior Vice President and General Counsel*
Mr. Hatton joined Corning in 1981 as an assistant corporate counsel and became a division counsel in 1984. He was named assistant general counsel, Specialty Materials in May 1993, and director of the Legal Department in 1995. He was elected vice president in 1998 and senior vice president in 2003. Mr. Hatton was elected to his current position on March 1, 2007. Age 57.

Jane D. Poulin *Chief Accounting Officer and Division Vice President*
Ms. Poulin joined Corning in September 2005. Prior to joining Corning, she was an Associate Chief Accountant in the Office of the Chief Accountant of the U.S. Securities and Exchange Commission from June 2000 to September 2005. She previously served as corporate controller at a privately held manufacturer and was an audit senior manager at Ernst & Young LLP. Age 45.

Document Availability

A copy of Corning's 2007 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available upon written request to Ms. Denise A. Hauselt, Secretary and Assistant General Counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831. The Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 and other filings are available as soon as reasonably practicable after such material is electronically filed or furnished to the SEC, and can be accessed electronically free of charge, through the Investor Relations category of the Corning home page on the Internet at www.corning.com. The information contained on the Company's website is not included in, or incorporated by reference into, this Annual Report on Form 10-K.

Risk Factors

Set forth below are some of the principal risks and uncertainties that could cause our actual business results to differ materially from any forward-looking statements contained in this Report or otherwise have a detrimental affect on the company. These risks should be considered in making any investment decisions in Corning. Future results could be materially affected by general industry and market conditions, changes in laws or accounting rules, general economic and political conditions, including a global economic slowdown, fluctuation of interest rates or currency exchange rates, terrorism, political unrest or international conflicts, political instability or major health concerns, natural disasters or other disruptions of expected business conditions. These risk factors should be considered in addition to our cautionary comments concerning forward-looking statements in this Annual Report. Additional risks not described above, or unknown to us, may also adversely affect Corning or its results.

Our sales could be negatively impacted if one or more of our key customers substantially reduce orders for our products

Corning's ten largest customers account for about 50% of our sales. No individual customer accounts for more than 10% of consolidated sales except for AU Optronics Corporation (AUO) which accounted for 12% of consolidated sales in 2007.

In addition, a relatively small number of customers accounted for a high percentage of net sales in each of our reportable operating segments. For 2007, three customers of the Display Technologies segment, which individually accounted for more than 10% of segment net sales, represented 62% of total segment sales when combined. In the Telecommunications segment, two customers, which individually accounted for more than 10% of segment net sales, represented 25% of total segment sales when combined. In the Environmental Technologies segment, three customers, which individually accounted for more than 10% of segment net sales, represented 81% of total segment sales in aggregate. In the Life Sciences segment, one distributor accounted for 44% of this segment's sales in 2007.

Samsung Corning Precision's sales were also concentrated in 2007, with sales to two LCD panel makers located in South Korea accounting for approximately 93% of total Samsung Corning Precision sales.

Although the sale of LCD glass substrates has increased in 2007, there can be no assurance that positive trends will continue. Our customers are LCD panel and color filter makers. As they switch to larger size glass, the pace of their orders may be uneven while they adjust their manufacturing processes and facilities. Additionally, consumer preferences for panels of differing sizes, price, or other seasonal factors, may lead to pauses in market growth from time to time. Our customers may not be able to maintain profitable operations or access sufficient capital to fund ongoing and future planned expansions, which may limit their pace of orders to us. Emerging material technologies could replace our glass substrates for certain applications resulting in a decline in demand for our LCD products. Technologies for displays in competition with LCD panels may reduce or eliminate the need for our glass substrate. These technologies may include organic light emitting diodes and plasma display panels. New process technologies developed by our competitors may also place us at a cost or quality disadvantage in the workplace. Our inability to manufacture glass substrates in the sizes and quantities needed by our customers may result in loss of revenue, margins and profits or liabilities for failure to supply. A scarcity of resources, limitations on technology, personnel or other factors resulting in a failure to produce commercial quantities of very large size glass substrates, particularly from new facilities being constructed at a major customer in Japan, could have adverse financial consequences to us.

Our Telecommunications segment customers' purchases of our products are affected by their capital expansion plans, general market and economic uncertainty and regulatory changes, including broadband policy. Sales in the Telecommunications segment are expected to be impacted by the pace of Verizon Communication Inc. (Verizon) fiber-to-the-premises deployments. Our sales will be dependent on Verizon's planned targets for homes passed and connected. Changes in Verizon's deployment plan could adversely affect future sales in any quarter or for the full year.

In the Environmental Technologies segment, sales of our ceramic substrate and filter products for automotive and diesel emissions and pollution control are expected to fluctuate with vehicle production. Changes in governmental laws and regulations for air quality and emission controls may also influence future sales. Sales in our Environmental Technologies segment are to four catalyzers and emission system component manufacturers. Our customers sell these systems to automotive original equipment manufacturers and diesel engine manufacturers. Sales within this segment may be affected by adverse developments in the U.S. vehicle or freight hauling industries or by such factors as higher fuel prices that may affect vehicle sales or downturns in freight traffic.

Sales in our Life Sciences segment were historically through two large distributors to government entities, pharmaceutical and biotechnology companies, hospitals, universities and other research facilities. During 2005, we did not renew the contract with one large distributor and transitioned the sales through this distributor to our remaining primary distributor and other existing and developing channels. This change had an adverse impact on sales volumes. In 2007, our remaining primary distributor accounted for 44% of Life Sciences segment sales. Changes in our distribution arrangements in this segment may adversely affect this segment's financial results.

If the markets for our products do not develop and expand as we anticipate, demand for our products may decline, which would negatively impact our results of operations and financial performance

The markets for our products are characterized by rapidly changing technologies, evolving industry or government standards and new product introductions. Our success is expected to depend, in substantial part, on the successful introduction of new products, or upgrades of current products, and our ability to compete with new technologies. The following factors related to our products and markets, if not achieved, could have an adverse impact on our results of operations:

- our ability to introduce leading products such as glass substrates for liquid crystal displays, optical fiber and cable and hardware and equipment, and environmental substrate and filter products that can command competitive prices;
- our ability to manufacture adequate quantities of increasingly larger glass substrates to satisfy our customers requirements and our contractual obligations;
- continued strong demand for notebook computers and LCD monitors;
- growth in purchases of LCD televisions to replace other technologies;
- screen size of LCD televisions, which affects glass demand;
- our ability to develop new products in response to government regulations and laws, particularly diesel filter products in the Environmental Technologies segment; and
- growth of the fiber-to-the-premises build-out in North America.

We face pricing pressures in each of our leading businesses that could adversely affect our results of operations and financial performance

We face pricing pressure in each of our leading businesses as a result of intense competition, emerging new technologies, or over-capacity. While we will work toward reducing our costs to offset pricing pressures, we may not be able to achieve proportionate reductions in costs or to sustain our current rate of cost reduction We anticipate pricing pressures will continue into 2008 and beyond on a number of our products. Although we have reduced the rate of price decline in 2007 in our Display Technologies segment and plan to continue to do so in 2008, we cannot be assured of success. Our 2008 pricing strategy in our Display Technologies segment may also result in lost market share and lower volumes.

We face risks related to our international operations and sales

We have customers and significant operations, including manufacturing and sales, located outside the U.S. We have large manufacturing operations for liquid crystal display glass substrates in Taiwan and the Asia-Pacific region, including an equity investment in Samsung Corning Precision operating in South Korea that makes glass substrates for the LCD market. All of our Display segment customers are located in the Asia-Pacific region. As a result of these and other international operations, we face a number of risks, including:

- geographical concentration of our factories and operations;
- periodic health epidemic concerns;
- difficulty of managing global operations;
- difficulty in protecting intellectual property;
- tariffs, duties and other trade barriers including anti-dumping duties;
- differing legal systems;
- natural disasters;
- potential power loss affecting glass production and equipment damage;
- political and economic instability in foreign markets; and
- foreign currency risk.

Any of these items could cause our sales or profitability to be significantly reduced.

Additionally, because a significant amount of the specialized manufacturing capacity for our Display Technologies segment is concentrated in Asia, it is at least reasonably possible that the use of a facility located outside of an entity's home country could be disrupted. Due to the specialized nature of the assets, it would not be possible to find replacement capacity quickly. Accordingly, loss of these facilities could produce a near-term severe impact to our display business and the Company as a whole.

We face risks due to foreign currency fluctuations

Because we have significant customers and operations outside the U.S., fluctuations in foreign currencies, especially the Japanese yen, the New Taiwan dollar, the Korean won, and the euro, affect our sales and profit levels. Foreign exchange rates may make our products less competitive in countries where local currencies decline in value relative to the dollar and Japanese yen. Sales in our Display Technologies segment, representing 45% of Corning's sales in 2007, are denominated in Japanese yen. The expected sales growth of the Display Technologies segment will increase our exposure to currency fluctuations. Corning hedges significant transaction and balance sheet currency exposures and uses derivatives instruments to limit exposure to foreign currency fluctuations associated with certain monetary assets and liabilities as well as operating results. Although we hedge these items, changes in exchange rates (especially the Japanese yen to U.S. dollar) may significantly impact our reported revenues and results of operations.

If the financial condition of our customers declines, our credit risks could increase

Although we have a rigorous process to administer credit and believe our reserve is adequate, we have experienced, and in the future may experience, losses as a result of our inability to collect our accounts receivable. If our customers fail to meet their payment obligations to us, we could experience reduced cash flows and losses in excess of amounts reserved. Some customers of our Display Technologies segment are thinly capitalized and/or marginally profitable. In our Environmental products segment, the U.S. auto customers and certain of their suppliers have encountered credit downgrades. These factors may result in an inability to collect receivables or a possible loss in business. As of December 31, 2007, reserves and allowances for trade receivables totaled approximately $20 million.

If we do not successfully adjust our manufacturing volumes and fixed cost structure, or achieve manufacturing yields or sufficient product reliability, our operating results could suffer, and we may not achieve anticipated profitability levels

We are investing heavily in additional manufacturing capacity of certain businesses, including liquid crystal display glass and diesel emission substrates and filters. The speed of constructing the new facilities presents challenges. We may face technical and process issues in moving to commercial production. There can be no assurance that Corning will be able to pace its capacity expansion to the actual demand. It is possible that manufacturing capacity may exceed or lag customer demand during certain periods.

The manufacturing of our products involves highly complex and precise processes, requiring production in highly controlled and dust-free environments. Changes in our manufacturing processes could significantly reduce our manufacturing yields and product reliability. In some cases, existing manufacturing may be insufficient to achieve the requirements of our customers. We will need to develop new manufacturing processes and techniques to achieve targeted volume, pricing and cost levels that will permit profitable operations. While we continue to fund projects to improve our manufacturing techniques and processes, we may not achieve satisfactory cost levels in our manufacturing activities that will fully satisfy our profitability targets.

Our future operating results depend on our ability to purchase a sufficient amount of materials, parts, and manufacturing equipment components to meet the demands of our customers

Our ability to meet customer demand depends, in part, on our ability to obtain timely and adequate delivery of materials, parts and components from our suppliers. We may experience shortages that could adversely affect our operations. Although we work closely with our suppliers to avoid shortages, there can be no assurances that we will not encounter these problems in the future. Furthermore, certain manufacturing equipment, raw materials or components are available only from a single source or limited sources. We may not be able to find alternate sources in a timely manner. A reduction, interruption or delay of supply, or a significant increase in the price for supplies, such as manufacturing equipment, raw materials or energy, could have a material adverse effect on our businesses.

We have incurred, and may in the future incur, restructuring and other charges, the amounts of which are difficult to predict accurately

We have recorded several charges for restructuring, impairment of assets, and the write-off of cost and equity based investments. It is possible we may record additional charges for restructuring or other asset impairments if additional actions become necessary.

We have incurred, and may in the future incur, goodwill and other intangible asset impairment charges

At December 31, 2007, Corning had goodwill and other intangible assets of $308 million. While we believe the estimates and judgments about future cash flows used in the goodwill impairment tests are reasonable, we cannot provide assurance that future impairment charges will not be required if the expected cash flow estimates as projected by management do not occur.

If our products or materials purchased from our suppliers experience performance issues, our business will suffer

Our business depends on the production of products of consistently high quality. Our products, components and materials purchased from our suppliers, are typically tested for quality. These testing procedures are limited to evaluating our products under likely and foreseeable failure scenarios. For various reasons, our products, including materials purchased from our suppliers, may fail to perform as expected. In some cases, product redesigns or additional expense may be required to correct a defect. A significant or systemic product failure could result in customer relations problems, lost sales, and financial damages.

We face competition in most of our businesses

We expect that we will face additional competition from existing competitors, low cost manufacturers and new entrants. We must invest in research and development, expand our engineering, manufacturing and marketing capabilities, and continue to improve customer service and support in order to remain competitive. We cannot provide assurance that we will be able to maintain or improve our competitive position.

Accounting and disclosure rules may affect financial results

Generally accepted accounting principles and accompanying accounting pronouncements, implementation guidelines, and interpretations for many areas of our business, such as revenue recognition, accounting for investments, and accounting for stock options, are very complex and involve significant and sometimes subjective judgments. Changes in these rules or their interpretation could significantly impact our reported earnings and operating income and could add significant volatility to those measures in the future, without a corresponding change in our cash flows.

We rely on key personnel and the loss of their services or the inability to attract and retain them may negatively affect our businesses

Our ability to continue to attract, retain and motivate qualified research and development, engineering and operating personnel, generally and during periods of rapid growth, especially in those of our businesses focused on new products and advanced manufacturing processes, is essential to our business success. We also depend on the services of experienced key senior management.

The loss of the services of any of our key research and development, engineering or operational personnel or senior management without adequate replacement, or the inability to attract new qualified personnel, could have a material adverse effect on our operations.

We are subject to strict environmental regulations and regulatory changes that could result in fines or restrictions that interrupt our operations

Our manufacturing process generates chemical waste, waste water and other industrial waste and various green house gases at various stages in the manufacturing process, and we are currently or may be in the future subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of such substances. We have installed various types of anti-pollution equipment for the treatment of chemical waste and waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environment standards.

Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension/cessation of production or operations. In addition, environmental regulations could require us to acquire costly equipment, incur other significant compliance expenses or limit or restrict production or operations and thus materially and negatively affect our financial condition and results of operations.

Changes in regulations and the regulatory environment in the United States and other countries, such as those resulting from the regulation and impact of global warming and CO_2 abatement, may affect our businesses and their results in adverse ways by, among other things, substantially increasing manufacturing costs, limiting availability of scarce resources, especially energy, or requiring limitations on production and sale of our products or those of our customers.

We may experience difficulties in enforcing our intellectual property rights and we may be subject to claims of infringement of the intellectual property rights of others

We may encounter difficulties in protecting our intellectual property rights or obtaining rights to additional intellectual property necessary to permit us to continue or expand our businesses. We cannot assure you that the patents that we hold or may obtain will provide meaningful protection against our competitors. Changes in law concerning intellectual property may affect our ability to protect our intellectual property. Litigation may be necessary to enforce our intellectual property rights. Litigation is inherently uncertain and the outcome is often unpredictable. Other companies hold patents on technologies used in our industries and are aggressively seeking to expand, enforce and license their patent portfolios.

The intellectual property rights of others could inhibit our ability to introduce new products. We are, and may in the future be, subject to claims of intellectual property infringement or misappropriation that may result in loss of revenue, require us to incur substantial costs, or lead to monetary damages or injunctive relief against us. We cannot assure you as to the outcome of any such claims.

Current or future litigation may harm our financial condition or results of operations

Pending, threatened or future litigation is subject to inherent uncertainties. Our financial condition or results of operations may be adversely affected by unfavorable outcomes, expenses and costs exceeding amounts estimated or insured. In particular, we have been named as a defendant in numerous lawsuits alleging personal injury from exposure to asbestos. As described in Legal Proceedings, our negotiations with the representatives of asbestos claimants produced a tentative plan of settlement through a PCC Plan of Reorganization, but this Plan was not confirmed by the Bankruptcy Court. The proponents of the Plan have moved for reconsideration of the order entered by the Court on December 21, 2006 denying Plan confirmation. It is reasonably possible that changes to the Plan will be negotiated, but the elements of the Plan and final approval are subject to a number of contingencies. Total charges of $1 billion have been recorded through December 31, 2007; however, additional charges or credits are possible due to the potential fluctuation in the price of our common stock, other adjustments in the proposed settlement, and other litigation factors.

We face risks through our equity method investments in companies that we do not control

Corning's net income includes significant equity in earnings of associated companies. For the year ended December 31, 2007, we recognized $942 million of equity earnings, of which $927 million came from our two largest investments: Dow Corning Corporation (which makes silicone products) and Samsung Corning Precision (which makes liquid crystal display glass). Samsung Corning Precision is located in the Asia-Pacific region and is subject to political and geographic risks mentioned above, as well as business and other risks within the Display segment. Our equity investments may not continue to perform at the same levels as in recent years. In 2006 and 2007, we recognized equity losses associated with Samsung Corning Co., Ltd. (our 50% equity method investment that makes glass panels and funnels for conventional televisions), which recorded fixed asset and other impairment charges.

We may not have adequate insurance coverage for claims against us

We face the risk of loss resulting from product liability, securities, fiduciary liability, intellectual property, antitrust, contractual, warranty, environmental, fraud and other lawsuits, whether or not such claims are valid. In addition, our product liability, fiduciary, directors and officers, property, natural catastrophe and comprehensive general liability insurance may not be adequate to cover such claims or may not be available to the extent we expect. Our insurance costs can be volatile and, at any time, can increase given changes in market supply and demand. We may not be able to obtain adequate insurance coverage in the future at acceptable costs. A successful claim that exceeds or is not covered by our policies could require us to pay substantial sums. Some of the carriers in our excess insurance programs are in liquidation and may not be able to respond if we should have claims reaching into excess layers. The financial health of other insurers may deteriorate. Several of our insurance carriers are litigating with us the extent, if any, of their obligation to provide insurance coverage for asbestosis liabilities asserted against us. The results of that litigation may adversely affect our insurance coverage for those risks. In addition, we may not be able to obtain adequate insurance coverage for certain risk such as political risk, terrorism or war.

Legal Proceedings

Environmental Litigation. Corning has been named by the Environmental Protection Agency (the Agency) under the Superfund Act, or by state governments under similar state laws, as a potentially responsible party at 20 active hazardous waste sites. Under the Superfund Act, all parties who may have contributed any waste to a hazardous waste site, identified by the Agency, are jointly and severally liable for the cost of cleanup unless the Agency agrees otherwise. It is Corning's policy to accrue for its estimated liability related to Superfund sites and other environmental liabilities related to property owned by Corning based on expert analysis and continual monitoring by both internal and external consultants. Corning has accrued approximately $19 million (undiscounted) for its estimated liability for environmental cleanup and litigation at December 31, 2007. Based upon the information developed to date, management believes that the accrued reserve is a reasonable estimate of the Company's liability and that the risk of an additional loss in an amount materially higher than that accrued is remote.

Dow Corning Bankruptcy. Corning and Dow Chemical each own 50% of the common stock of Dow Corning. In May 1995, Dow Corning filed for bankruptcy protection to address pending and claimed liabilities arising from many thousands of breast implant product lawsuits. On June 1, 2004, Dow Corning emerged from Chapter 11 with a Plan of Reorganization (the Plan) which provided for the settlement or other resolution of implant claims. The Plan also includes releases for Corning and Dow Chemical as shareholders in exchange for contributions to the Plan.

Under the terms of the Plan, Dow Corning has established and is funding a Settlement Trust and a Litigation Facility to provide a means for tort claimants to settle or litigate their claims. Inclusive of insurance, Dow Corning has paid approximately $1.5 billion to the Settlement Trust. As of December 31, 2007, Dow Corning had recorded a reserve for breast implant litigation of $1.7 billion and anticipates insurance receivables of $131 million. As a separate matter arising from the bankruptcy proceedings, Dow Corning is defending claims asserted by a number of commercial creditors who claim additional interest at default rates and enforcement costs, during the period from May 1995 through June 2004. On July 26, 2006, the U.S. Court of Appeals vacated the judgment of the District Court fixing the interest component, ruled that default interest and enforcement costs may be awarded subject to equitable factors to be determined, and directed that the matter be remanded for further proceedings. Dow Corning's petition for rehearing by the Court of Appeals and its petition for a writ of certiorari with the U.S. Supreme Court were both denied. As of December 31, 2007, Dow Corning has estimated the interest payable to commercial creditors to be within the range of $71 million to $236 million. As Dow Corning management believes no single amount within the range appears to be a better estimate than any other amount within the range, Dow Corning has recorded the minimum liability within the range. Should Dow Corning not prevail in this matter, Corning's equity earnings would be reduced by its 50% share of the amount in excess of $71 million, net of applicable tax benefits. There are a number of other claims in the bankruptcy proceedings against Dow Corning awaiting resolution by the U.S. District Court, and it is reasonably possible that Dow Corning may record bankruptcy-related charges in the future. There are no remaining tort implant claims against Corning, other than those that will be channeled by the Plan into facilities established by the Plan or otherwise defended by the Litigation Facility.

Pittsburgh Corning Corporation. Corning and PPG Industries, Inc. (PPG) each own 50% of the capital stock of Pittsburgh Corning Corporation (PCC). Over a period of more than two decades, PCC and several other defendants have been named in numerous lawsuits involving claims alleging personal injury from exposure to asbestos. On April 16, 2000, PCC filed for Chapter 11 reorganization in the U.S. Bankruptcy Court for the Western District of Pennsylvania. As a result of PCC's bankruptcy filing, Corning recorded an after-tax charge of $36 million in 2001 to fully impair its investment in PCC and discontinued recognition of equity earnings. At the time PCC filed for bankruptcy protection, there were approximately 12,400 claims pending against Corning in state court lawsuits alleging various theories of liability based on exposure to PCC's asbestos products and typically requesting monetary damages in excess of one million dollars per claim. Corning has defended those claims on the basis of the separate corporate status of PCC and the absence of any facts supporting claims of direct liability arising from PCC's asbestos products. Corning is also currently named in approximately 10,300 other cases (approximately 41,700 claims) alleging injuries from asbestos and similar amounts of monetary damages per claim. Those cases have been subject to the preliminary injunction described below and prior to the injunction were covered by insurance without material impact to Corning to date. Asbestos litigation is inherently difficult, and past trends in resolving these claims may not be indicators of future outcomes.

In the bankruptcy court in April 2000, PCC obtained a preliminary injunction against the prosecution of asbestos actions arising from PCC's products against its two shareholders to afford the parties a period of time in which to negotiate a plan of reorganization for PCC (the PCC Plan).

On May 14, 2002, PPG announced that it had agreed with certain of its insurance carriers and representatives of current and future asbestos claimants on the terms of a settlement arrangement applicable to claims arising from PCC's products.

On March 28, 2003, Corning announced that it had reached agreement with the representatives of asbestos claimants for the settlement of all current and future asbestos claims against it and PCC, which might arise from PCC products or operations. The proposed settlement, if the PCC Plan is approved and becomes effective, would require Corning to relinquish its equity interest in PCC, contribute its equity interest in Pittsburgh Corning Europe N.V. (PCE), a Belgian corporation, and contribute 25 million shares of Corning common stock. Corning would also pay a total of $140 million in six annual installments (present value $131 million at March 2003), beginning one year after the PCC Plan becomes effective, with 5.5 percent interest from June 2004, and assign certain insurance policy proceeds from its primary insurance and a portion of its excess insurance at the time of settlement.

The PCC Plan received a favorable vote from creditors in March 2004. Hearings to consider objections to the PCC Plan were held in the Bankruptcy Court in May 2004. In February 2006, the Bankruptcy Court requested that the PCC Plan proponents delete references to Section 105(a) of the Bankruptcy Code and resubmit the PCC Plan. The final round of oral argument was held on July 21, 2006.

On December 21, 2006, the Bankruptcy Court issued an order denying confirmation of the PCC Plan for reasons set out in a memorandum opinion. Several parties, including Corning, filed motions for reconsideration. These motions were argued on March 5, 2007, and the Bankruptcy Court reserved decision. On January 10, 2008, some of the parties in the proceeding advised the Bankruptcy Court that they had made substantial progress on an Amended Plan of Reorganization that would make it unnecessary for the Bankruptcy Court to decide the motion for reconsideration. If the Bankruptcy Court does not approve the PCC Plan in its current form or parties to the proceedings agree to amend the PCC Plan, changes to the PCC Plan are reasonably likely to occur that could significantly reduce the value Corning would pay in such a changed plan.

The outcome of these proceedings is uncertain, and confirmation of the current PCC Plan or any amended PCC Plan is subject to a number of contingencies. However, apart from the quarterly mark-to-market adjustment in the value of the components of the settlement, management believes that the likelihood of a material adverse impact to Corning's financial statements is remote.

Two of Corning's primary insurers and several excess insurers have commenced litigation for a declaration of the rights and obligations of the parties under insurance policies, including rights that may be affected by the settlement arrangement described above. Corning is vigorously contesting these cases. Management is unable to predict the outcome of this insurance litigation.

Since March 31, 2003, we have recorded total net charges of $1 billion to reflect the agreed settlement contributions and subsequent adjustments for the change in the settlement value of the components.

The liability expected to be settled by contribution of our investment in PCE, assigned insurance proceeds, and the 25 million shares of our common stock, which totals $833 million at December 31, 2007, is recorded in the other accrued liabilities component in our consolidated balance sheets. This portion of the PCC liability is considered a "due on demand" obligation. Accordingly, this portion of the obligation has been classified as a current liability even though it is possible that the contribution could be made beyond one year. The remaining portion of the settlement liability, which totals $169 million at December 31, 2007, representing the net present value of the cash payments, is recorded in the other liabilities component in our consolidated balance sheets.

Seoul Guarantee Insurance Co. and other creditors against Samsung Group and affiliates. Prior to their merger, Samsung Corning Precision Glass Co., Ltd. (Samsung Corning Precision) and Samsung Corning Co. Ltd. (Samsung Corning) were two of approximately thirty co-defendants in a lawsuit filed by Seoul Guarantee Insurance Co. and fourteen other creditors (SGI and Creditors) for alleged breach of an agreement that approximately thirty affiliates of the Samsung group entered into with SGI and Creditors in September 1999 ("the Agreement"). The lawsuit is pending in the courts of South Korea. According to the Agreement, the Samsung affiliates agreed to sell 3.5 million shares of Samsung Life Insurance Co., Ltd. (SLI) by December 31, 2000, which were transferred to SGI and Creditors in connection with the petition for court receivership of Samsung Motor Inc. In the lawsuit, SGI and Creditors allege that, in the event that the proceeds of sale of the SLI shares is less than 2.45 trillion Korean won (approximately $2.64 billion), the Samsung affiliates allegedly agreed to compensate SGI and Creditors for the shortfall, by other means, including the sale of an additional 500,000 SLI shares and Samsung affiliates' purchase of equity or subordinated debentures to be issued by SGI and Creditors. Any excess proceeds from the sale of the SLI shares are to be distributed to the Samsung affiliates. The suit asks for total damages of 4.73 trillion Korean won (approximately $5.11 billion) plus penalty interest. On January, 31, 2008, the court in this case ruled that the Agreement was valid and that Samsung affiliates have a joint and severable liability for the principal (less a proportion of that amount for any SLI shares sold by any of the SLI Creditors), plus interest at a rate of 6% per annum. The total amount payable under the court ruling was $2.44 billion Korean won ($1.70 billion in principal and the remainder in interest). Due to the uncertainties around the financial impact to each of the respective Samsung affiliates, Samsung Corning Precision is unable to reasonably estimate the amount of potential loss associated with this case and therefore no provision for such loss is reflected in its financial statements. Other than as described above, no claim in these matters has been asserted against Corning Incorporated or any of its affiliates.

Ellsworth Industrial Park, Downers Grove, IL Environmental Litigation. In August 2005, Corning was named as a fourth party defendant in a class action, Ann Muniz v. Rexnord Corp, filed in the U.S. District Court for the N.D. Illinois, claiming an unspecified amount of damages and asserting various personal injury and property damage claims against a number of corporate defendants. These claims allegedly arise from the release of solvents from the operations of several manufacturers at the Ellsworth Industrial Park into soil and ground water. On July 10, 2006, plaintiffs settled with a number of defendants and third-party defendants for $15.75 million, and the settling defendants mediated allocation. In November 2006, Corning settled with three of the third-party defendants for a total of approximately $99,000. The trial of the claim of the remaining third-party defendant has been scheduled for March 2008. Corning was also named as a third or fourth party defendant in two personal injury lawsuits and a cost-recovery action by the State of Illinois against a number of corporate defendants as a result of an alleged groundwater contamination at this industrial park site. In February 2007, Corning settled all claims in one of the personal injury lawsuits for $60,000 and in July 2007 settled all claims in the second personal injury lawsuit for $25,000. Corning has a number of defenses to the remaining cases, which management intends to contest vigorously. Management believes these matters are not likely to be material to the financial statements of Corning in any period.

Astrium Insurance Litigation. In February 2007, American Motorists Insurance Company and Lumbermens Mutual Casualty Company (collectively "AMICO") filed a declaratory judgment action against Corning, Corning NetOptix, Inc., OFC Corporation, Optical Filter Corporation, Galileo Electro-Optics Corporation, Galileo Corporation and NetOptix Corporation in the U.S. District Court for the Central District of California, seeking reimbursement for approximately $14 million in defense costs incurred to defend all defendants, except Corning, in an underlying lawsuit entitled *Astrium S.A.S., et al. v. TRW, Inc., et al.* Defendants' answers to the complaint were filed on March 5, 2007 and the parties have exchanged initial discovery disclosures. Mediation conducted on November 29, 2007 did not resolve the case, and the parties are engaging in discovery. Management believes that there are strong defenses to these claims and that the claims are not likely to be material to the financial statements of Corning.

Bruce Technology LLC. On January 23, 2008, Bruce Technology LLC and Richard Pitbladdo filed a complaint for patent infringement in the U.S. District Court for the Central District of California against Corning Incorporated, Corning Display Technologies Taiwan Co., LTD, Corning Japan K.K., Sharp Corporation, Sharp Electronics Corporation, Sharp Electronica Mexico S.A. de C.V., LG Philips LCD Co., LTD., LG Philips LCD America, Inc., and additional defendants yet to be specifically named. The complaint alleges that two United States patents, concerning the manufacture of LCD display glass, are being infringed by the defendants' manufacture, use and sale of LCD display glass substrates and the products containing such substrates. The complaint seeks unspecified damages. Recognizing that the outcome of litigation is uncertain, management believes that these claims are without merit and are not likely to have a material impact on the financial statements of Corning.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) Corning Incorporated common stock is listed on the New York Stock Exchange. In addition, it is traded on the Boston, Midwest, Pacific and Philadelphia stock exchanges. Common stock options are traded on the Chicago Board Options Exchange. The abbreviated ticker symbol for Corning Incorporated is "GLW."

The following table sets forth the high and low sales price of Corning's common stock as reported on the Composite Tape.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2007				
Price range				
High	**$23.33**	**$26.67**	**$27.25**	**$26.80**
Low	**$18.12**	**$22.43**	**$21.47**	**$20.85**
2006				
Price range				
High	$28.28	$29.61	$24.90	$25.57
Low	$19.35	$20.39	$17.50	$18.62

As of December 31, 2007, there were approximately 24,500 record holders of common stock and approximately 630,450 beneficial shareholders.

On July 18, 2007, Corning's Board of Directors declared a quarterly cash dividend of $0.05 per share on the Company's common stock that was paid in September 2007 to holders of record on August 29, 2007. On October 3, 2007, Corning's Board of Directors declared a quarterly cash dividend of $0.05 per share on the Company's common stock that was paid in December 2007 to holders of record on November 15, 2007.

Equity Compensation Plan Information

The following table shows the total number of outstanding options and shares available for other future issuances of options under all of our existing equity compensation plans, including our 2005 Employee Equity Participation Program, our 2003 Equity Plan for Non-Employee Directors and our 2002 Worldwide Employee Share Purchase Plan as of December 31, 2007.

	A	B	C
Plan Category	Securities To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in Column A)
Equity Compensation Plans Approved by Security Holders (1)	88,010,294	$26.44	89,658,530
Equity Compensation Plans Not Approved by Security Holders	0	$ 0.00	0
Total	88,010,294	$26.44	89,658,530

(1) Shares indicated are total grants under the most recent shareholder approved plans as well as any shares remaining outstanding from any prior shareholder approved plans.

Performance Graph

The following graph illustrates the cumulative total shareholder return over the last five years of Corning's Common Stock, the S&P 500 and the S&P Communications Equipment Companies (in which Corning is currently included). The graph includes the capital weighted performance results of those companies in the communications equipment companies classification that are also included in the S&P 500.



Comparison of Five-Year Cumulative Total Return Among
Corning Incorporated, S&P 500 and S&P Communications Equipment
(Fiscal Years Ended December 31)
Indexed to 100
800
700
600
500
400
300
200
100
0
Corning Incorporated
S&P 500
S&P Communications Equipment
2002
2003
2004
2005
2006
2007

(b) Not applicable.

(c) The following table provides information about our purchases of our common stock during the fiscal fourth quarter of 2007:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share (1)	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program (2)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan or Program (2)
October 1-31, 2007	111,982	$ 23.87		$ 375,007,386
November 1-30, 2007	2,569,397	$ 22.90	2,548,900	$ 316,665,431
December 1-31, 2007	2,713,789	$ 24.58	2,711,964	$ 250,007,394
Total	5,395,168	$ 23.76	5,260,864	$ 250,007,394

(1) This column includes the following transactions which occurred during the quarter ended December 31, 2007: (i) the deemed surrender to us of 134,304 shares of common stock to pay the exercise price and to satisfy tax withholding obligations in connection with the exercise of employee stock options, (ii) the surrender to us of zero shares of common stock to satisfy tax withholding obligations in connection with the vesting of restricted stock issued to employees, and (iii) the purchase of 5,260,864 shares of common stock in conjunction with the repurchase program announced on July 18, 2007.

(2) On July 18, 2007, we announced that our Board of Directors had approved the repurchase of up to $500 million of our common stock from time to time through open market or private transactions, depending on market conditions, between the date of announcement and December 31, 2008.

Selected Financial Data (Unaudited)

(In millions, except per share amounts and number of employees)

	Years ended December 31,				
	2007	2006	2005	2004	2003
Results of Operations					
Net sales	$ **5,860**	$ 5,174	$ 4,579	$ 3,854	$ 3,090
Research, development and engineering expenses	$ **565**	$ 517	$ 443	$ 355	$ 344
Equity in earnings of affiliated companies, net impairments	$ **942**	$ 960	$ 611	$ 454	$ 216
Income (loss) from continuing operations	$ **2,150**	$ 1,855	$ 585	$ (2,251)	$ (280)
Income from discontinued operations				$ 20	
Net income (loss)	$ **2,150**	$ 1,855	$ 585	$ (2,231)	$ (280)
Basic earnings (loss) per common share from:					
Continuing operations	$ **1.37**	$ 1.20	$ 0.40	$ (1.62)	$ (0.22)
Discontinued operations				$ 0.01	
Basic earnings (loss) per common share	$ **1.37**	$ 1.20	$ 0.40	$ (1.61)	$ (0.22)
Diluted earnings (loss) per common share from:					
Continuing operations	$ **1.34**	$ 1.16	$ 0.38	$ (1.62)	$ (0.22)
Discontinued operations				$ 0.01	
Diluted earnings (loss) per common share	$ **1.34**	$ 1.16	$ 0.38	$ (1.61)	$ (0.22)
Cash dividends declared per common share	$ **0.10**				
Shares used in computing per share amounts:					
Basic earnings (loss) per common share	**1,566**	1,550	1,464	1,386	1,274
Diluted earnings (loss) per common share	**1,603**	1,594	1,535	1,386	1,274
Financial Position					
Working capital	$ **2,782**	$ 2,479	$ 1,490	$ 804	$ 1,077
Total assets	$ **15,215**	$ 13,065	$ 11,207	$ 9,736	$ 10,816
Long-term debt	$ **1,514**	$ 1,696	$ 1,789	$ 2,214	$ 2,668
Shareholders' equity	$ **9,496**	$ 7,246	$ 5,487	$ 3,701	$ 5,411
Selected Data					
Capital expenditures	$ **1,262**	$ 1,182	$ 1,553	$ 857	$ 366
Depreciation and amortization	$ **607**	$ 591	$ 512	$ 523	$ 517
Number of employees (1)	**24,800**	24,500	26,000	24,700	20,600

Reference should be made to the Notes to consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

(1) Amounts do not include employees of discontinued operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Our key priorities for 2007 remained unchanged from the previous three years: protect our financial health, improve our profitability, and invest in the future. We made significant progress on these in 2007.

Financial Health

In 2007, our balance sheet remained strong and we delivered strong cash flows from operating activities. Significant items in 2007 included the following:

- In the first quarter, we repurchased $223 million of our 6.25% Euro notes due in 2010.
- In the second quarter, all three of our rating agencies upgraded our debt ratings to BBB+ or the equivalent.
- Operating cash flow for the year was $2.1 billion which was significantly greater than our $1.3 billion of capital spending.
- In the third quarter of 2007, we began paying dividends on the Company's common stock.
- We repurchased 10.5 million shares of common stock for $250 million as part of a repurchase program announced in the second quarter.

We ended 2007 with $3.5 billion in cash, cash equivalents and short-term investments. This represents an increase of $349 million from December 31, 2006.

Our revolving credit facility, amended in November 2006, provides committed access to a $1.1 billion unsecured multi-currency revolving line of credit through March 2011. We believe we have sufficient liquidity for the next several years to fund operations, the asbestos settlement, research and development, capital expenditures, scheduled debt repayments, dividend payments, and our stock repurchase program.

Profitability

For the year ended December 31, 2007, we generated net income of $2.2 billion or $1.34 per share compared to net income of $1.9 billion or $1.16 per share for 2006. The improvement in net income was due largely to the following items:

- Higher net income in the Display Technologies segment driven by strong sales volumes and an increase in equity earnings from Samsung Corning Precision when compared to 2006.
- Higher net income in the Telecommunications segment primarily due to market growth for telecommunications products and the absence of an impairment charge, which totaled $44 million in 2006.
- Higher net income in the Environmental Technologies segment due to strong sales of automotive and diesel products.

The increase in net income was offset by asbestos settlement expense of $185 million in 2007 compared to a credit of $2 million in 2006 reflecting the change in the settlement value of Corning's asbestos settlement liability. The change in the settlement value of this liability was primarily attributable to the change in the value of 25 million shares of Corning's common stock to be contributed to the proposed settlement. Net income was also negatively impacted by restructuring, impairment, and other charges at Samsung Corning. Our share of these charges in 2007 was $40 million. Refer to Note 7 (Investments) to the consolidated financial statements for additional information about these items.

Investing in our future

We continue to focus on the future and on what we do best – creating and making keystone components that enable high-technology systems. We remain committed to investing in research, development, and engineering to drive innovation. In 2007, approximately one-third of our total research, development and engineering expenditures were for research. This spending related to our existing businesses, new business development, exploratory research, and early stage marketing. We continue to work on technologies for glass substrates for active matrix LCDs, diesel filters and substrates in response to tightening emissions control standards, and the optical fiber and cable and hardware and equipment that will enable fiber-to-the-premises. We are also making increased investments in new technologies such as the Epic™ system, synthetic green lasers, silicon-on-glass, and microreactors.

Our research, development and engineering expenditures increased by $48 million in 2007 when compared to 2006 but remained fairly constant as a percentage of net sales. We believe our spending levels are adequate to support our technology and innovation strategies.

We also remain committed to investing in manufacturing capacity to match increased demand in our businesses. Our capital expenditures were primarily focused on expanding manufacturing capacity for LCD glass substrates in the Display Technologies segment and diesel products in the Environmental Technologies segment. Total capital expenditures for 2007 were $1.3 billion, of which $883 million was directed toward our Display Technologies segment and $67 million was invested in our Environmental Technologies segment. In addition, in April 2007, we announced a $300 million facility improvement plan for the Company's Sullivan Park Research and Development campus near Corning, New York. The expansion is expected to be completed over a six-year period.

We expect our 2008 capital spending to be in the range of $1.5 billion to $1.7 billion, of which approximately $800 million to $1.0 billion will be directed toward our Display Technologies segment. In December 2007, we announced a 5-year capital expenditure plan of $795 million to locate a glass manufacturing facility at Sharp Corporation's plant in Sakai City, Japan. Production from this new facility is expected to meet Sharp Corporation's plan to begin production of LCD panels for large televisions by March 2010. In February 2008, we announced a $453 million expansion of our LCD manufacturing facility in Taichung, Taiwan. The range provided for 2008 for our Display Technologies segment includes some spending for recently announced projects.

RESULTS OF OPERATIONS

Selected highlights from our continuing operations follow (dollars in millions):

	2007	2006	2005	% Change 07 vs. 06	% Change 06 vs. 05
Net sales	**$ 5,860**	$ 5,174	$ 4,579	13	13
Gross margin	**$ 2,749**	$ 2,283	$ 1,984	20	15
(gross margin %)	**47%**	44%	43%		
Selling, general and administrative expenses	**$ 912**	$ 857	$ 756	6	13
(as a % of revenues)	**16%**	17%	17%		
Research, development and engineering expenses	**$ 565**	$ 517	$ 443	9	17
(as a % of revenues)	**10%**	10%	10%		
Restructuring, impairment and other charges and (credits)	**$ (4)**	$ 54	$ (38)	(107)	(242)
(as a % of revenues)	**0%**	1%	(1)%		
Asbestos settlement	**$ 185**	$ (2)	$ 218	(9,350)	(101)
(as a % of revenues)	**3%**	0%	5%		
Income (loss) from continuing operations before income taxes	**$ 1,291**	$ 961	$ 559	34	72
(as a % of revenues)	**22%**	19%	12%		
Provision for income taxes	**$ (80)**	$ (55)	$ (578)	45	(90)
(as a % of revenues)	**(1)%**	(1)%	(13)%		
Equity in earnings of affiliated companies, net of impairments	**$ 942**	$ 960	$ 611	(2)	57
(as a % of revenues)	**16%**	19%	13%		
Net income	**$ 2,150**	$ 1,855	$ 585	16	217
(as a % of revenues)	**37%**	36%	13%		

Net Sales

The net sales increase in 2007 compared to 2006 was primarily the result of increased volumes in the Display Technologies, Environmental Technologies, and Telecommunications segments. For those three segments, sales volume increases were offset somewhat by price declines. Movements in foreign exchange rates did not have a significant impact on 2007 net sales when compared with last year.

The net sales increase in 2006 compared to 2005 was the result of increased demand for LCD glass substrates in our Display Technologies segment and year-over-year increased volume in the Telecommunications segment. Net sales for all other segments were comparable to the prior year. Movements in foreign exchange rates negatively impacted 2006 net sales by approximately $125 million (or 3%) when compared with 2005.

Reflecting the growth in our Display Technologies segment, net sales into international markets continued to surpass those into the U.S. market. For 2007, sales into international markets accounted for 72% of net sales. For 2006 and 2005, sales into international markets accounted for 71% of net sales.

Cost of Sales

The types of expenses included in the cost of sales line item are: raw materials consumption, including direct and indirect materials; salaries, wages and benefits; depreciation and amortization; production utilities; production-related purchasing; warehousing (including receiving and inspection); repairs and maintenance; inter-location inventory transfer costs; production and warehousing facility property insurance; rent for production facilities; and other production overhead.

Gross Margin

For 2007, gross margin improved both in dollars and as a percentage of net sales when compared to 2006. Improvements were driven primarily by strong sales volumes in the Display Technologies, Telecommunications, and Environmental Technologies segments. Cost reduction efforts and manufacturing efficiencies in these segments also drove gross margin improvements in 2007 when compared to 2006.

As a percentage of net sales, 2006 gross margin was up slightly from 2005 driven primarily by our Display Technologies segment. Gross margins for this segment were essentially even with 2005 reflecting the negative impact of price declines offset by higher volumes and cost reductions. Display Technologies segment sales increased from 38% of total Corning's sales in 2005 to 41% of Corning's sales in 2006. As Display Technologies has a higher gross margin than our consolidated gross margin, the added concentration in Display Technologies in 2006 caused Corning's gross margin percentage to increase from 43% in 2005 to 44% in 2006.

Selling, General, and Administrative Expenses

The increase in selling, general and administrative expenses for 2007 when compared to 2006, in dollars, was largely due to an increase in compensation-related expenses. As a percentage of net sales, selling, general, and administrative expense in 2007 declined slightly when compared to last year due to cost control efforts.

The increase in selling, general and administrative expenses for 2006 compared to 2005, in dollars, was primarily due to an increase in stock-based compensation expense as a result of the Company's adoption of Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004) Share-Based Payment (SFAS 123(R)), effective January 1, 2006. As a percent of net sales, selling, general, and administrative expenses in 2006 and 2005 were comparable.

The types of expenses included in the selling, general and administrative expenses line item are: salaries, wages and benefits; travel; sales commissions; professional fees; and depreciation and amortization, utilities, and rent for administrative facilities.

Share-Based Compensation

Prior to January 1, 2006, the Company accounted for share-based awards granted under the Company's stock compensation programs using the intrinsic value method in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" (APB 25) and SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). Under the intrinsic value method, no share-based compensation cost related to stock options had been recognized in the Company's consolidated statements of operations, because the exercise price was at least equal to the market value of the common stock on the grant date. As a result, the recognition of share-based compensation cost was generally limited to the expense attributed to restricted stock awards, and stock option modifications. As permitted under SFAS 123, the Company reported pro-forma disclosures presenting results and earnings per share as if we had used the fair value recognition provisions of SFAS 123 in the notes to the Company's consolidated financial statements.

Effective January 1, 2006, the Company adopted the provisions of SFAS 123(R) using the modified prospective application method. Under the modified prospective application method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based awards granted prior to, but not yet vested as of January 1, 2006 based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based awards granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Compensation cost is recognized in the consolidated statements of operations over the period during which an employee is required to provide service in exchange for the award. In accordance with the modified prospective application method, results for prior periods have not been restated. The adoption of SFAS 123(R) resulted in a decrease of $0.05 in basic and diluted earnings per share for the year ended December 31, 2006. See Note 17 (Share-based Compensation) to the consolidated financial statements for further detail on the impact of SFAS 123(R).

Research, Development, and Engineering Expenses

Research, development, and engineering expenditures for 2007 and 2006 increased by $48 million and $74 million, respectively, when compared to the previous year but remained even as a percentage of net sales. In 2007, approximately one-third of total research, development, and engineering expenditures were for research spending related to our existing businesses, new business development, exploratory research, and early stage marketing. Expenditures for the past three years have been focused on our Display Technologies, Environmental Technologies and Telecommunications segments as we looked to capitalize on market opportunities in those segments. Expenses in each year also reflect costs associated with later stage development projects to support future growth. These projects include investments in new technologies such as synthetic green lasers, silicon-on-glass, and microreactors.

Restructuring, Impairment and Other Charges and (Credits)

Corning recorded restructuring, impairment, and other charges and credits in 2006 and 2005 which affect the comparability of our results for the periods presented. A description of those charges follows:

Impairment of Long-Lived Assets Other Than Goodwill

2006 Impairment Charge for Assets Held for Use

In 2006, we recorded an asset held for use impairment charge of $44 million to impair certain long-lived assets of our Telecommunications segment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). Due to our lowered long-term outlook for this business, we determined that an event of impairment, as defined by SFAS 144, had occurred in that business, which further required us to test this asset group for impairment. We assess recoverability of the carrying value of long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We estimated the fair value of the long-lived assets for this business using a discounted expected cash flow approach as a measure of fair value. As a result of our impairment evaluation, we recorded an impairment charge to write-down the asset group to its estimated fair value.

Other Credits

2005 Reversal of Currency Translation Adjustment

In 2003, Corning sold its photonic business operations to Avanex. The photonics business was the sole operation of Corning O.T.I. S.r.l. (OTI), a wholly-owned Italian subsidiary of Corning, whose results were included in Corning's Telecommunications segment. Subsequent to the sale of the operating assets of OTI to Avanex, Corning began liquidating OTI. In October 2005, the assets of OTI were determined to be substantially liquidated. As a result of the substantial liquidation, OTI's cumulative translation account was reversed, resulting in a gain of $84 million in the fourth quarter.

Impairment of Available for Sale Securities

2005 Impairment Charge

In 2005, we recorded impairment charges of $25 million for an other than temporary decline in the fair value of our investment in Avanex Corporation (Avanex) below its adjusted cost basis. Our investment in Avanex was accounted for as an available-for-sale security under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). In the fourth quarter of 2005, we completed the sale of our shares of Avanex.

Restructuring Actions

2005 Restructuring Actions

Corning recorded net restructuring charges of $15 million in 2005 which included the following:

- A charge of $30 million comprising severance costs for a restructuring plan in the Telecommunications segment to continue to reduce costs in this segment.
- Net credits to prior year restructuring plans totaling $15 million primarily for revisions to plans related to the shutdown of Corning Asahi Video Products and to our specialty materials business.

Legal Settlement - Asbestos

On March 28, 2003, Corning announced that it had reached agreement (the PCC Plan) with the representatives of asbestos claimants for the settlement of all current and future asbestos claims against it and Pittsburgh Corning Corporation (PCC), which might arise from PCC products or operations. The proposed settlement, if the PCC Plan is approved and becomes effective, will require Corning to relinquish its equity interest in PCC, contribute its equity interest in Pittsburgh Corning Europe N.V. (PCE), a Belgian corporation, and contribute 25 million shares of Corning common stock. Corning also agreed to pay a total of $140 million in six annual installments (present value $131 million at March 2003), beginning one year after the PCC Plan becomes effective, with 5.5 percent interest from June 2004, and to assign certain insurance policy proceeds from its primary insurance and a portion of its excess insurance at the time of settlement.

The PCC Plan received a favorable vote from creditors in March 2004. Hearings to consider objections to the PCC Plan were held in the Bankruptcy Court in May 2004. In February 2006, the Bankruptcy Court requested that the PCC Plan proponents delete references to Section 105(a) of the Bankruptcy Code and resubmit the PCC Plan. The final round of oral argument was held on July 21, 2006.

On December 21, 2006, the Bankruptcy Court issued an order denying confirmation of the PCC Plan for reasons set out in a memorandum opinion. Several parties, including Corning, filed motions for reconsideration. These motions were argued on March 5, 2007, and the Bankruptcy Court reserved decision. On January 10, 2008, some of the parties in the proceeding advised the Bankruptcy Court that they had made substantial progress on an Amended Plan of Reorganization that would make it unnecessary for the Bankruptcy Court to decide the motion for reconsideration. If the Bankruptcy Court does not approve the PCC Plan in its current form or parties to the proceeding agree to amend the PCC Plan, changes to the PCC Plan are reasonably likely to occur that could significantly reduce the value Corning would pay in such a changed plan.

The outcome of these proceedings is uncertain, and confirmation of the current PCC Plan or any amended PCC Plan is subject to a number of contingencies. However, apart from the quarterly mark-to-market adjustment in the value of the components of the settlement, management believes that the likelihood of a material adverse impact to Corning's financial statements is remote.

Two of Corning's primary insurers and several excess insurers have commenced litigation for a declaration of the rights and obligations of the parties under insurance policies, including rights that may be affected by the settlement arrangement described above. Corning is vigorously contesting these cases. Management is unable to predict the outcome of this insurance litigation.

Since March 28, 2003, we have recorded total net charges of $1.0 billion to reflect the initial settlement liability and subsequent adjustments for the change in the settlement value of the components of the liability.

The following summarizes the charges and credits we have recorded for the proposed asbestos settlement (in millions):

	For the years ended December 31,				
	2007	2006	2005	2004	2003
Initial settlement charge					$ 392
Fair market value adjustment for other components	$ **53**	$ 22	$ 21	$ 32	28
Mark-to-market common stock	**132**	(24)	197	33	115
Asbestos settlement	$ **185**	$ (2)	$ 218	$ 65	$ 535

If the book value of the assets to be contributed in the asbestos settlement remains lower than the carrying value of the settlement liability, a gain would be recognized at the time of settlement.

The liability expected to be settled by contribution of our investment in PCE, assigned insurance proceeds, and the 25 million shares of our common stock, which totals $833 million at December 31, 2007, is recorded in the other accrued liabilities component in our consolidated balance sheets. This portion of the PCC liability is considered a "due on demand" obligation. Accordingly, this portion of the obligation has been classified as a current liability even though it is possible that the contribution could be made beyond one year. The remaining portion of the settlement liability, which totals $169 million at December 31, 2007, representing the net present value of the cash payments, is recorded in the other liabilities component in our consolidated balance sheets.

See Legal Proceedings for additional information about this matter.

Other Income, Net

For 2007 and 2006, other income, net increased by $78 million and $54 million, respectively, when compared to the previous year. The increase in both periods reflected an increase in royalty income from Samsung Corning Precision. Corning licenses certain of its patents and know-how to Samsung Corning Precision, as well as to third parties, which generate royalty income. Refer to Note 1 (Summary of Significant Accounting Policies) to the consolidated financial statements for additional information.

Income Before Income Taxes

In addition to the items identified under Gross Margin, Restructuring, Impairment and Other Charges and (Credits) and Asbestos Settlement, the items below had an impact on Income Before Income Taxes as follows:

	For the years ended December 31,		
	2007	2006	2005
Loss on repurchases and retirement of debt, net	**$ 15**	$ 11	$ 16
Movements in exchange rates	**(19)**	(41)	(34)

Provision for Income Taxes

Our provision for income taxes and the related effective income tax rates were as follows (in millions):

	For the years ended December 31,		
	2007	2006	2005
Provision for income taxes	**$ 80**	$ 55	$ 578
Effective income tax rate	**6.2%**	5.7%	103.4%

The effective income tax rates for 2007 and 2006 differed from the U.S. statutory rate of 35% primarily due to the following items:

- The impact of not recording net tax expense on income generated in the U.S.;
- The release of valuation allowances on foreign deferred tax assets; and
- The benefit of tax holidays in foreign jurisdictions.

The effective income tax rate for 2005 differed from the U.S. statutory rate of 35% primarily due to the following items:

- The impact of our inability to record tax benefits on net operating losses generated in the U.S. and certain foreign jurisdictions;
- The increase of our U.S. valuation allowance of $525 million; and
- The benefit of tax holidays and investment credits in foreign jurisdictions.

SFAS No. 109, "Accounting for Income Taxes" (SFAS No. 109), provides that deferred tax assets are to be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of greater than 50 percent) that some portion or all of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax assets to the amount that is more likely than not to be realized.

SFAS No. 109 further requires that in assessing the realizability of deferred tax assets, objective evidence (e.g. actual, historical information) should be given greater weight than subjective evidence (e.g. the outlook for future profitability).

In 2005 and 2004 we recorded valuation allowances against our entire U.S. deferred tax assets as a result of significant losses in the U.S. in recent years. In doing so, we recorded valuation allowances against our U.S. deferred tax assets that existed at December 31, 2003, as well as against additional U.S. deferred tax assets generated in 2005 and 2004 due to losses in those years.

In both 2007 and 2006, we generated income from continuing operations in the U.S. The tax expense on such income was fully offset by the tax benefit of releasing a portion of the valuation allowance to reflect the realization of deferred taxes resulting from the generation of U.S. income. The impact of the release of valuation allowances and, thus, not recording tax expense on income generated in the U.S. is a reduction in our effective tax rate of 14.2% for both 2007 and 2006.

We continue to provide a full valuation allowance against our entire U.S. deferred tax assets as of December 31, 2007 because we do not believe it is more likely than not that we will be able to generate in the future sufficient levels of profitability in the U.S. to realize some or all of the deferred tax assets. U.S. profits of approximately $8.3 billion dollars would be required to fully realize the deferred tax assets as of December 31, 2007. Of that amount, $4.2 billion of U.S. profits would be required over the next 19 years to fully realize the deferred tax assets associated with federal net operating loss carry forwards. Our evaluation of the realizability of our deferred tax assets is inherently subjective and is based on our analysis and weighting of all positive and negative evidence available to us. This evaluation includes estimates and assumptions about a number of market, execution and economic variables. Our judgment as of December 31, 2007 has been formed based on these variables which include:

- We had a taxable loss in the U.S. in 2005 and, absent nonrecurring items, we would have also had a taxable loss in the U.S. in 2006. 2007 is the only year in the last three years in which we have generated income in the U.S. when considering only recurring items.

- Although our consolidated net income has reached record levels, we have continued to incur losses or have generated only marginal profitability in the U.S. because (a) Display Technologies, the key driver of our consolidated profitability, is largely a foreign-based business with only net royalty income occurring in the U.S.; (b) our Environmental and Life Sciences segments have lost money or have been only marginally profitable due to very significant U.S.-based factory start-up costs and developmental spending; and (c) improvement in our Telecommunications segment has been more than offset by higher U.S.-based research, development, and engineering, stock and incentive compensation and other administrative expenses.

- A significant factor in our forecasts of future U.S. taxable profitability is the amount of assumed royalties to be paid by our Display Technologies businesses to the U.S. The amount of such royalties could decline if our sales of LCD glass are impacted by:
  - manufacturing capacity constraints;
  - (a) reduced demand due to the slowing of corporate information technology and consumer spending or (b) challenges to pricing, both of which may arise from global economic pressures; or
  - shifts in the global market share of our customers which manufacture flat panel TV and computer monitors.

  Additionally, a change in our judgment regarding the sustainability of the level of these royalties in accordance with the principles of FIN 48, "Accounting for Uncertainty in Income Taxes" (FIN 48) may also impact our forecasts of U.S. profitability.

Although we remain optimistic about our consolidated outlook for 2008 and beyond, as of December 31, 2007, we are sufficiently uncertain about our U.S.-based results primarily due to the current economic uncertainty but also due to a number of market and execution risks in our operating segments, particularly those pertaining to Display Technologies, as noted above that we have concluded that the positive evidence supporting realization of our U.S deferred tax assets does not sufficiently outweigh the negative evidence that we may not realize our U.S. deferred tax assets.

We will update our assessment of the realizability of our U.S. deferred tax assets on a quarterly basis in 2008, taking into account year-to-date actual as well as forecasted U.S. results. If, after considering the actual results and the potential impact of the economic uncertainties and business risks considered in our 2007 year-end assessment as well as our FIN 48 assessment of the Display Technologies U.S. royalties, we conclude that it is more likely than not that we will be profitable in the U.S. in 2008 and future years, we will quantify the portion of our U.S. deferred tax assets we believe to be realizable and reduce our valuation allowance accordingly. Until that time, we will continue to adjust the valuation allowance to offset the current U.S. income tax expense (or benefit) that would otherwise be recorded on income (or losses) in the U.S. and, therefore, reflect no net U.S. income tax expense.

In 2004, we recorded valuation allowances against our entire German and Australian deferred tax assets due to losses in recent years. In 2007, due to sustained profitability and positive earnings projections for our overall German operations, we have concluded that it is more likely than not that the German national deferred tax assets are realizable and that the related valuation allowance is no longer required. In 2006, due to sustained profitability and positive earnings projections in Australia and at certain of our German operations, we concluded that it was more likely than not that a portion of the German local and the entire Australian deferred tax assets were realizable and that the related valuation allowances were no longer required. The impact of the releases of the valuation allowances on our effective rate is a reduction in the rate of 12.4% and 8.7% for 2007 and 2006, respectively.

Certain foreign subsidiaries in China, South Africa and Taiwan are or were operating under tax holiday arrangements. The nature and extent of such arrangements vary, and the benefits of such arrangements phase out in years (2006 to 2011) according to the specific terms and schedules of the relevant taxing jurisdictions. The impact of the tax holidays on our effective rate is a reduction in the rate of 12.1%, 10.1%, and 8.9%, for 2007, 2006, and 2005, respectively.

In addition to the aforementioned benefit of tax holidays, the effective income tax rate for 2005 differed from the U.S. statutory rate of 35% primarily due to increasing the valuation allowance against our U.S. deferred tax assets.

In 2004, significant events occurred which required us to increase the valuation allowance against our U.S. deferred tax assets. At that time, we believed that it was more likely than not that we could realize the remaining net U.S. deferred tax assets of approximately $525 million through a tax planning strategy involving the sale of our investment in Dow Corning, a non-strategic appreciated asset, if we were faced with expiring net operating loss carryforwards.

During 2005, Dow Corning's performance was much stronger than expected and Dow Corning resumed paying a dividend; both of which are expected to continue in the future. Due to this improved performance, we concluded that Dow Corning provides strong financial, geographic and market balance to Corning's portfolio of businesses, the profitability of which has become more concentrated due to the success of the display operating segment. As a result, we considered Dow Corning to be a strategic investment and could no longer assert that a potential tax planning strategy involving the sale of Dow Corning would be prudent, as required by SFAS No. 109, "Accounting for Income Taxes" (SFAS 109). Therefore, we no longer believed, in the fourth quarter of 2005, that it was more likely than not that we would realize the remaining net deferred tax assets. Accordingly, we increased our valuation allowance by $525 million to fully reserve our net U.S. deferred tax assets in the fourth quarter of 2005, which increased our effective tax rate by 94%.

See Note 6 to the Consolidated Financial Statements for further details regarding income tax matters.

Equity in Earnings of Affiliated Companies, Net of Impairments

The following provides a summary of equity earnings of affiliated companies, net of impairments (in millions):

	2007	2006	2005
Samsung Corning Precision	**$ 582**	$ 555	$ 408
Dow Corning	**345**	334	253
Samsung Corning	**(50)**		(112)
All other	**65**	71	62
Total equity earnings	**$ 942**	$ 960	$ 611

The 2007 and 2006 increases in equity earnings of affiliated companies, net of impairments, are primarily due to strong sales and earnings performance at Samsung Corning Precision and at Dow Corning when compared to the previous years. Additional information about the change in equity earnings from Samsung Corning Precision is explained in the discussion of the performance of the Display Technologies segment.

Dow Corning performance was driven by sales growth in their traditional silicone product lines and in polysilicones for the semiconductor and solar energy industries. Dow Corning sales grew approximately 12% in 2007. Approximately 80% of Dow Corning's sales were in their traditional silicone product lines. The remaining sales were from polysilicone products. Net income at Dow Corning, and Corning's resulting equity earnings from Dow Corning, increased 3% in 2007 when compared to 2006, reflecting the growth in net sales offset in part by the non-repeat of a $33 million favorable IRS settlement in 2006 described below.

Sales at Dow Corning are expected to grow between 10% and 12% in 2008 when compared to 2007, driven by increasing worldwide demand for silicone products and polysilicone products. Growth in net income, and thus in Corning's equity in earnings from Dow Corning, is expected to be greater than 12%.

In addition to the above, equity in earnings of affiliated companies, net of impairments, included the following restructuring and impairment charges and other credits:

- In 2007, equity earnings from Samsung Corning were reduced by $40 million primarily due to restructuring and impairment charges.
- In 2006, Dow Corning reached a settlement with the IRS regarding liabilities for tax years 1992 to 2003. Equity earnings reflected a $33 million gain as a result of the settlement which resolved all Federal tax issues related to Dow Corning's implant settlement.
- In 2006, Samsung Corning recorded the following items which increased Corning's equity earnings by $2 million, net: a gain on the sale of land which increased Corning's equity earnings by $61 million; an impairment charge on certain long-lived assets which reduced Corning's equity earnings by $46 million; and the establishment of a valuation allowance for certain deferred tax assets which reduced Corning's equity earnings by $13 million.
- In 2005, Samsung Corning incurred impairment and other charges as a result of a decline in the projected operating results for its cathode ray tube (CRT) glass business. The charge, which included certain manufacturing assets and severance and exit costs, reduced Corning's equity earnings by $106 million in the third quarter.
- In 2005, Dow Corning recorded a gain on the issuance of subsidiary stock. Corning's equity earnings included $11 million related to this gain.

Until December 31, 2007, Corning had a 50% interest in Samsung Corning. Samsung Electronics Company, Ltd. and affiliates owned the remaining 50% interest in Samsung Corning. On December 31, 2007, Samsung Corning Precision, acquired all of the outstanding shares of Samsung Corning. After the transaction, Corning retained its 50% interest in Samsung Corning Precision.

Net Income

As a result of the items discussed above, net income and per share data was as follows (in millions, except per share amounts):

	For the years ended December 31,		
	2007	2006	2005
Net income	$ **2,150**	$ 1,855	$ 585
Basic earnings per common share	$ **1.37**	$ 1.20	$ 0.40
Diluted earnings per common share	$ **1.34**	$ 1.16	$ 0.38
Shares used in computing basic per share amounts	**1,566**	1,550	1,464
Shares used in computing diluted per share amounts	**1,603**	1,594	1,535

OPERATING SEGMENTS

Our reportable operating segments include Display Technologies, Telecommunications, Environmental Technologies, and Life Sciences. The Environmental Technologies reportable segment is an aggregation of our Automotive and Diesel operating segments, as these two segments share similar economic characteristics, products, customer types, production processes and distribution methods. The following provides a brief description of the products and markets served by each reportable segment:

- Display Technologies - manufactures glass substrates for use in liquid crystal flat panel displays;
- Telecommunications - manufactures optical fiber and cable, and hardware and equipment components for the telecommunications industry;
- Environmental Technologies - manufactures ceramic substrates and filters for automobile and diesel applications; and
- Life Sciences - manufactures glass and plastic consumables for pharmaceutical and scientific applications.

All other operating segments that do not meet the quantitative threshold for separate reporting have been grouped as "All Other."

We prepared the financial results for our reportable segments on a basis that is consistent with the manner in which we internally disaggregate financial information to assist in making internal operating decisions. We include the earnings of equity affiliates that are closely associated with our operating segments in the respective segment's net income. We have allocated certain common expenses among segments differently than we would for stand-alone financial information prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Segment net income may not be consistent with measures used by other companies. The accounting policies of our reportable segments are the same as those applied in the consolidated financial statements.

Display Technologies

The following table provides net sales and other data for the Display Technologies segment (dollars in millions):

				% Change	
	2007	2006	2005	07 vs. 06	06 vs. 05
Net sales	$ **2,613**	$ 2,133	$ 1,742	23	22
Income before equity earnings	$ **1,404**	$ 1,052	$ 823	33	28
Equity earnings of affiliated companies	$ **582**	$ 565	$ 416	3	36
Net income	$ **1,986**	$ 1,617	$ 1,239	23	31

2007 vs. 2006

The net sales increase for 2007 reflected volume gains of 38% (measured in square feet of glass sold) offset somewhat by price declines of 11% when compared to 2006. Volume gains were driven by increased LCD monitor demand, continued demand for glass for notebook computers, and LCD TV market growth. LCD TV market growth has resulted from both an increase in market penetration and an increase in the demand for larger size LCD glass substrates (generation 5 and above). Large-size glass substrates, which carry a slightly higher selling price per square foot, continued to account for a significant portion of total sales volumes and were approximately 85% and 82% of sales volumes for 2007 and 2006, respectively. Net sales of the Display Technologies segment are denominated in Japanese yen and, as a result, are susceptible to movements in the U.S. dollar – Japanese yen exchange rate. The impact of foreign exchange rate movements on this segment's net sales was not material in 2007 when compared with last year.

When compared to 2006, income before equity earnings for 2007 was up significantly due to higher net sales, lower manufacturing costs, and an increase in royalty income from Samsung Corning Precision. Corning licenses certain of its patents and know-how to Samsung Corning Precision, as well as to third parties, which generate royalty income. Refer to Note 7 (Investments) to the consolidated financial statements for more information about related party transactions.

Equity earnings for 2007 increased by 5% when compared to 2006 due to volume gains of 39% at Samsung Corning Precision offset by price declines of 15% and increased operating and royalty expenses. The impact of foreign exchange rate movements on equity earnings was not material in 2007 when compared with 2006.

The Display Technologies segment has a concentrated customer base comprised of LCD panel and color filter makers primarily located in Japan and Taiwan. For 2007, AUO, Chi Mei Optoelectronics Corporation, and Sharp Corporation, which individually accounted for more than 10% of segment net sales, accounted for 62% of total segment sales when combined.

In addition, Samsung Corning Precision's sales are concentrated across a small number of its customers. In 2007, sales to two LCD panel makers located in Korea, Samsung Electronics Co., Ltd. and LG Phillips LCD Co., Ltd. accounted for approximately 93% of total Samsung Corning Precision sales.

Corning continues to invest heavily to expand capacity to meet the demand for LCD glass substrates. In 2007 and 2006, capital spending in this segment was $883 million and $829 million, respectively. We expect capital spending for 2008 to be in the range of $800 million to $1.0 billion. In December 2007, we announced a 5-year capital expenditure plan of $795 million to locate a glass manufacturing facility at Sharp Corporation's plant in Sakai City, Japan. Production from this new facility is expected to meet Sharp Corporation's plan to begin production of LCD panels for large televisions by March 2010. In February 2008, we announced a $453 million expansion of our LCD manufacturing facility in Taichung, Taiwan. The range provided for 2008 segment capital spending includes some spending for recently announced projects.

2006 vs. 2005

The net sales increase for 2006 reflected overall LCD glass market growth. During 2006, glass substrate volumes increased 52% compared with 2005, driven by the same factors described in 2007. Sales of large-size glass substrates accounted for 69% of total sales volumes in 2005. The growth in volume was partially offset by declines in weighted average selling prices of approximately 16%. Movements in the U.S. dollar – Japanese yen exchange rate negatively impacted 2006 sales by approximately $122 million (or 7%) when compared with 2005.

In the second quarter of 2006, the Display Technologies segment reported its first quarterly sequential decline in volume since the third quarter of 2001. The lower volume was the result of a number of our customers, primarily in Taiwan, idling part of their facilities and thus reducing their demand for glass, as a result of a build-up of panel inventory in the supply chain. Both volume and sales increased in the third quarter of 2006 when our customers reduced their inventories and began ramping up LCD panel production to meet seasonally stronger demand.

For 2006, the increase in income before equity earnings was primarily the result of higher volumes and manufacturing cost reductions, offset somewhat by lower prices and the impact of exchange rates. Movements in currency exchange rates negatively impacted 2006 income before equity earnings by approximately 5% when compared with 2005.

The increase in our 2006 equity earnings, primarily from Samsung Corning Precision, was largely driven by the same market factors identified for our wholly owned business. In 2006, Samsung Corning Precision's earnings were negatively impacted by approximately 8% from movements in exchange rates compared to 2005. Equity earnings from Samsung Corning Precision are susceptible to movements in the U.S. dollar–Japanese yen and U.S. dollar–Korean won exchange rates.

In 2005 and 2004, Corning and several customers entered into long-term purchase and supply agreements in which the Display Technologies segment agreed to supply large-size glass substrates to the customers over periods of up to six years. As part of the agreements, these customers agreed to make advance cash deposits to Corning for a portion of the contracted glass to be purchased. In 2007 and 2006, Corning received $105 million and $171 million, respectively, of customer deposits and issued $231 million and $126 million, respectively in credit memoranda. We do not expect to receive additional deposits related to these agreements. Refer to Note 10 (Other Liabilities) to the consolidated financial statements for additional information.

In the event customers elect not to purchase the agreed upon quantities of product, subject to specific conditions outlined in the agreements, Corning may retain certain amounts of the customer deposits. If Corning does not deliver agreed upon product quantities, subject to specific conditions outlined in the agreements, Corning may be required to return certain amounts of the customer deposits.

Outlook:
We expect to see a continuation of the overall industry growth and the trend toward large size substrates driven by increased end market demand for LCD televisions. Absent the impact of an economic slowdown, we anticipate the volume growth in the LCD glass market to be between 25% and 30% in 2008. The expected market volume growth, measured in square feet, for the year should be equal to the volume growth in the market in 2007. Corning's LCD glass volume is expected to grow at the lower end of this range, while Samsung Corning Precision's volume growth should be higher than the range. Growth rates by region for the industry generally, and thus for Corning's wholly owned business and Samsung Corning Precision, may be different based on market dynamics.

We expect sales volume in the first quarter of 2008 to be consistent with the fourth quarter of 2007, as LCD glass is in short supply. We expect price declines in the first quarter of 2008 to be similar to the fourth quarter of 2007.

Although end market demand for LCD televisions, monitors and notebooks currently remains strong, we are cautious about the potential negative impact that economic conditions, particularly the slowing U.S. economy, and political tensions could have on consumer demand. There is no assurance that the end-market rates of growth will continue at the rates experienced in recent years, that we will be able to pace our capacity expansions to actual demand, or that the rate of cost declines will offset price declines in any given period. While the industry has grown rapidly, consumer preferences for panels of differing sizes; prices; or other factors may lead to pauses in market growth. Therefore, it is possible that glass manufacturing capacity may exceed demand from time to time. In addition, changes in foreign exchange rates, principally the Japanese yen, will continue to impact the sales and profitability of this segment.

Telecommunications

The following table provides net sales and other data for the Telecommunications segment (dollars in millions):

	2007	2006	2005	% Change 07 vs. 06	% Change 06 vs. 05
Net sales:					
Optical fiber and cable	$ **880**	$ 877	$ 834		5
Hardware and equipment	**899**	852	789	6	8
Total net sales	$ **1,779**	$ 1,729	$ 1,623	3	7
Net income (loss)	$ **108**	$ 7	$ 68	1,443	(90)

2007 vs. 2006
Segment net sales continue to be favorably impacted by growth in the Telecommunications industry and in the private network market. Approximately 75% of segment net sales were sold into the public network market. Growth in the public network market was driven by favorable public policy, especially in the U.S., which fosters facilities-based competition and by strong financial health of service providers worldwide. Financially sound service providers have the ability to maintain or increase capital spending on network investments. During the year, there was a broadening of worldwide access construction projects such as fiber-to-the-premises and fiber-to-the-node. Approximately 54% of the world's largest access service providers had some activity related to access construction, which was up from 46% in 2006. The remaining 25% of this segment's net sales were sold into the private network market. Demand in the private network market was driven, in particular, by growth in data centers. Growth in the public and private markets had a favorable impact on both optical fiber and cable and hardware and equipment product sales. In 2007, Corning introduced the ClearCurve™ ultra-bendable optical fiber-based suite of products that enable fiber deployments to multi-dwelling units. We expect to begin shipments of ClearCurve™ products in early 2008.

Effective April 30, 2007, Corning sold its European submarine cabling business and recorded a gain of $19 million on the sale. Effective April 1, 2006, Advance Cable Systems (ACS), currently an equity company affiliate, assumed responsibility for optical cable and hardware and equipment sales in Japan. As a result of these two transactions, sales for 2007 are not comparable to sales for the same period last year.

Telecommunications segment net sales, excluding the impact of sales of submarine cabling products and sales of optical cable in Japan, increased 10 percent in 2007. This is a non-GAAP financial measure which management believes is useful to investors to understand the 2007 year-over-year growth of this segment's net sales. The following is a reconciliation of this non-GAAP measure to the related GAAP measure:

	2007	2006	% Change
Telecommunications segment net sales (GAAP)	$ 1,779	$ 1,729	3%
Sales of submarine cabling products	39	118	
Sales of optical cable in Japan		23	
Telecommunications segment net sales excluding the above two items (non-GAAP)	$ 1,740	$ 1,588	10%

In 2007, optical fiber market volume exceeded the previous market peak which occurred in 2001, confirming a recovery from the 2002 global telecommunications market downturn. Volume increases in 2007 were offset somewhat by price declines when compared to the previous year. In addition, 2007 net sales were positively impacted by $37 million due to movements in foreign exchange rates, primarily the Euro, when compared to 2006.

Net income in 2007 increased when compared to 2006 due to improvements in segment sales, cost reductions, the impact of the $19 million gain on the sale of the European submarine cabling business, and the absence of an impairment charge which totaled $44 million in 2006. A favorable mix for optical fiber and cable products also contributed to improvements in segment net income. In 2007, net income of this segment was positively impacted by $3 million due to movements in foreign exchange rates when compared with 2006.

The Telecommunications segment has a concentrated customer base. In 2007, two customers of the Telecommunications segment, which individually accounted for more than 10% of total segment net sales, accounted for 25% of total segment sales when combined.

2006 vs. 2005

Increases in 2006 segment net sales were driven by improved sales in North America, Europe and China. The increase was driven by a broader recovery in the Telecommunications industry and growth in the private network market. Volume increases were offset somewhat by continued price declines when compared to 2005. Movements in foreign exchange rates which can affect this segment's net sales, primarily the Euro and Japanese yen, did not have a significant impact on sales in 2006 when compared to the previous year.

As noted above, sales of this segment in 2006 were negatively impacted when ACS assumed responsibility for optical cable and hardware and equipment sales in Japan. Sales of optical cable and hardware and equipment in Japan, which are now recorded by an equity affiliate, were $23 million in 2006 and $75 million in 2005.

For the Telecommunications segment, net income in 2006 and 2005 was impacted by restructuring, impairment, and other charges and credits. In 2006, we recorded an after-tax impairment charge of $44 million. In 2005, we recorded net after-tax credits of $47 million. Refer to Results of Operations for a discussion of these items. The decline in net income for this segment in 2006, when compared to 2005, was primarily the result of the 2006 impairment charge described above and the absence of net after-tax credits of $47 million that were recorded in 2005. In 2006, movements in exchange rates did not significantly impact the results for this operating segment.

Outlook:

For the Telecommunications segment, we expect sales and earnings to increase in 2008, reflecting continued strength in public and private network demand when compared to the last two years. Growth in the public network market is expected to benefit from increasing access construction activity. Private network growth is expected to result from data centers, internet protocol networks, and increased network speed which favors optical fiber products over copper. We expect sales in the first quarter of 2008 to increase by approximately 5% when compared to the fourth quarter of 2007. Sales will continue to be impacted by the seasonal buying patterns of our largest customer. We expect manufacturing efficiencies will offset price declines. Changes in our customer's expected deployment plan, or additional reductions in their inventory levels of fiber-to-the-premises products, could also affect the sales level. Should these plans not occur at the pace anticipated, our sales and earnings would be adversely affected.

Environmental Technologies

The following table provides net sales and other data for the Environmental Technologies segment (dollars in millions):

	2007	2006	2005	% Change 07 vs. 06	% Change 06 vs. 05
Net sales:					
Automotive	**$ 508**	$ 451	$ 482	13	(6)
Diesel	**249**	164	98	52	67
Total net sales	**$ 757**	$ 615	$ 580	23	6
Net income (loss)	**$ 60**	$ 7	$ 15	757	(53)

2007 vs. 2006

Sales of the Environmental Technologies segment in 2007 were higher when compared to 2006 due to increased sales from the diesel product lines and strong demand for automotive substrates. Diesel sales in 2007 reflected increased sales of heavy duty diesel products to meet the U.S. emission regulations which went into effect on January 2, 2007. Sales of automotive products also improved when compared to last year due to an increase in sales to European and Asian customers. Net sales of this segment were positively impacted by $23 million due to movements in foreign exchange rates when compared to last year.

Net income of this segment was up when compared to last year due to higher sales, manufacturing efficiencies, and the impact of favorable movements in foreign exchange rates offset slightly by modest price declines. Improved utilization of our diesel manufacturing capacity also contributed to increased net income in this segment. Net income was positively impacted by $5 million due to movements in foreign exchange rates when compared to last year.

The Environmental Technologies segment sells to a concentrated customer base of manufacturers of catalyzers and emission control systems, who then sell to automotive and diesel engine manufacturers. Although our sales are to the emission control systems manufacturers, the use of substrates and filters is generally required by the specifications of the automotive and diesel engine manufacturers. In 2007, three customers of the Environmental Technologies segment, which individually accounted for more than 10% of segment net sales, accounted for 81% of total segment sales.

2006 vs. 2005

Sales of this segment in 2006 were somewhat higher than last year due to improvements in Diesel products sales, primarily for light-duty diesel vehicle applications. However, this increase was offset by a decline in automotive product sales due to lower volumes. As end customers shift demand toward smaller, more energy efficient vehicles, demand for larger automobiles has declined. This shift in demand has caused our automotive substrate volumes to decline because our market share is relatively higher for manufacturers of larger vehicles. In addition, volumes have been negatively impacted because smaller vehicles require proportionately smaller substrates. Movements in exchange rates did not have a significant impact on sales for this segment.

The decrease in net income in 2006 versus 2005 was due primarily to increased research, development, and engineering spending in preparation for the growth in sales of heavy duty and light duty diesel products.

Outlook:

We expect both sales and earnings improvements in the Environmental Technologies segment in 2008. Automotive substrate sales are expected to remain even with 2007 levels. Diesel products sales are expected to increase more than 25% in 2008 as regulations that require heavy duty diesel filters such as ours to meet tighter emission standards continue to drive sales improvements. Heavy duty diesel sales have been impacted by the weak freight market in the U.S. The pace of recovery in that market will influence the rate of growth in sales of diesel products. Segment profitability is expected to increase due to higher diesel volumes and manufacturing cost reductions. We expect sales in the first quarter to increase by approximately 5% when compared to the fourth quarter of last year. Changes in automotive and diesel vehicle production could adversely impact sales and net income of this segment.

Life Sciences

The following table provides net sales and other data for the Life Sciences segment (dollars in millions):

				% Change	
	2007	2006	2005	07 vs. 06	06 vs. 05
Net sales	$ **307**	$ 287	$ 282	7	2
Net loss	$ **(4)**	$ (17)	$ (4)	(76)	325

2007 vs. 2006

Net sales of the Life Sciences segment were up when compared to last year driven by market growth and higher prices. Government and private spending for drug development, discovery, and production, continue to drive market growth in this segment. Movements in foreign exchange rates did not have a significant impact on the comparability of sales for the periods presented.

Improved profitability of this segment in 2007 resulted from higher sales, movements in foreign exchange rates, manufacturing efficiencies, and the absence of restructuring charges. Segment profitability in all years was impacted by development spending for new products. Movements in foreign exchange rates had a $4 million favorable impact on results of this segment for 2007 when compared with 2006.

In the Life Sciences segment, one customer accounted for approximately 44% of this segment's net sales in 2007.

2006 vs. 2005

Net sales of the Life Sciences segment were up slightly in 2006 when compared to 2005 due to increased prices offset by volume declines in the U.S. Movements in foreign exchange rates did not have a significant impact on the comparability of sales.

The segment operated at a loss due to significant research, development, and engineering spending related to the Epic® System, a high-throughput label-free screening platform based on optical biosensor technology, which had its market launch in 2006. The segment loss also includes $5 million of severance, curtailment, and asset impairment costs related to the shutdown of a facility in the United Kingdom.

Outlook:

Sales for 2008 are expected to increase over 2007 driven by market growth, price increases, and sales of Epic® System products. We expect sales in the first quarter of 2008 to be up slightly versus the fourth quarter of 2007.

All Other

The following table provides net sales and other data (dollars in millions):

				% Change	
	2007	2006	2005	07 vs. 06	06 vs. 05
Other businesses net sales	$ **404**	$ 410	$ 352	(1)	16
Net income (loss)	$ **(20)**	$ 47	$ (66)	(143)	(171)

All Other includes all other operating segments that do not meet the quantitative threshold for separate reporting.

Sales in this segment for 2007 were lower than 2006 due to a decline in sales of the Specialty Materials business. Sales in 2006 reflected stronger sales of the Specialty Materials business when compared to 2005. Net income for each period presented reflected the impact of impairment and other charges and credits recorded by Samsung Corning Co. Ltd. In 2007, 2006, and 2005, Corning's share of these items was a charge of $40 million, a credit of $2 million, and a charge of $106 million, respectively. Refer to Note 7 (Investments) to the consolidated financial statements for additional information.

LIQUIDITY AND CAPITAL RESOURCES

Financing and Capital Structure

The following items were significant to Corning's financing and capital structure during 2007:

- In the first quarter, we repurchased $223 million of our 6.25% Euro notes due in 2010. We recognized a $15 million loss upon the early redemption of these notes.
- In the second quarter, all three of our rating agencies upgraded our debt ratings to BBB+ or the equivalent.
- Operating cash flow for the year was $2.1 billion which was considerably greater than our $1.3 billion of capital spending.
- In the third quarter of 2007, we began paying a quarterly dividend of $0.05 on the Company's common stock. Dividend payments of $79 million were made in both the third and fourth quarter of 2007.
- On July 18, 2007, Corning's Board of Directors approved the repurchase of $500 million of common stock between the date of the announcement and December 31, 2008. We repurchased 10.5 million shares of common stock for $250 million as part of this repurchase program.

Refer to Note 11 (Debt) to the consolidated financial statements for further information.

In November 2006, we amended our revolving credit facility so that it now provides us access to a $1.1 billion unsecured multi-currency revolving line of credit through March 2011. The facility includes two financial covenants: a leverage ratio and an interest coverage ratio. At December 31, 2007, we were in compliance with both financial covenants.

Capital Spending

Capital spending totaled $1.3 billion, $1.2 billion and $1.6 billion in 2007, 2006, and 2005, respectively. Capital spending activity in all three years primarily included expansion of LCD glass capacity in the Display Technologies segment and new capacity for diesel products in the Environmental Technologies segment. Our 2008 capital spending program is expected to be in the range of $1.5 billion to $1.7 billion, with approximately $800 million to $1.0 billion used to expand manufacturing capacity for LCD glass substrates in the Display Technologies segment. Additionally, approximately $200 million will be directed toward our Environmental Technologies segment to support the emerging diesel emissions control products and approximately $70 million will be spent on the expansion of the Company's Sullivan Park Research and Development campus.

Short-Term Investments

Included in our $1.3 billion short-term investments at December 31, 2007, were $301 million of asset-backed securities. Asset-backed securities are collateralized by credit card loans, auto loans, mortgages, and student loans. At December 31, 2007, our exposure to sub-prime mortgages was $17 million. Unrealized losses on securities backed by sub-prime mortgages, which are rated as investment grade, were approximately $1 million at December 31, 2007, and are expected to recover in the short-term. Realized losses on these items amounted to $6 million in 2007.

Defined Benefit Pension Plans

We have defined benefit pension plans covering certain domestic and international employees. Our funding policy has been to contribute, as necessary, an amount in excess of the minimum requirements in order to achieve the company's long-term funding targets. In 2007, we made voluntary cash contributions of $131 million to our domestic defined benefit pension plan and $18 million to our international pension plans. In 2006, we made an incremental cash contribution of $15 million to our domestic and international pension plans.

Customer Deposits

Certain customers of our Display Technologies segment have entered into long-term supply agreements and agreed to make advance cash deposits to secure supply of large-size glass substrates. The deposits will be reduced through future product purchases, thus reducing operating cash flows in later periods as credits are applied for cash deposits received in earlier periods.

Customer deposits have been received in the following periods (in millions):

	2006	2007	Total
Customer deposits received	$171	$105	$276

We do not expect to receive additional deposits related to these agreements.

In 2007 and 2006, we issued $231 million and $126 million, respectively, in credit memoranda. These credit amounts are not included in the above amounts and were applied against customer receivables. Customer deposit liabilities were $531 million and $633 million at December 31, 2007 and 2006, respectively. In 2008, we expect to issue approximately $190 million in credit memoranda.

Restructuring

During 2007, 2006, and 2005, we made payments of $39 million, $15 million, and $25 million, respectively, related to employee severance and other exit costs resulting from restructuring actions. Cash payments for employee-related costs will be substantially completed by the end of 2008, while payments for exit activities will be substantially completed by the end of 2010.

Key Balance Sheet Data

At December 31, 2007, cash, cash equivalents and short-term investments totaled $3.5 billion, compared with $3.2 billion at December 31, 2006. The increase from December 31, 2006, was primarily due to an increase in operating cash flows.

Balance sheet and working capital measures are provided in the following table (dollars in millions):

	As of December 31,	
	2007	2006
Working capital	**$2,782**	$2,479
Working capital, excluding cash, cash equivalents, and short-term investments	**$ (734)**	$ (688)
Current ratio	**2.1:1**	2.1:1
Trade accounts receivable, net of allowances	**$ 856**	$ 746
Days sales outstanding	**50**	48
Inventories	**$ 631**	$ 639
Inventory turns	**4.7**	4.6
Days payable outstanding (1)	**64**	81
Long-term debt	**$1,514**	$1,696
Total debt to total capital	**14%**	19%

1) Includes trade payables only.

Credit Ratings

As of February 15, 2008, our credit ratings were as follows:

RATING AGENCY	Rating Long-Term Debt	Outlook Last Update
Fitch	BBB+	Stable June 29, 2007
Standard & Poor's	BBB+	Stable July 2, 2007
Moody's	Baa1	Stable June 19, 2007

Management Assessment of Liquidity

Our major source of funding for 2008 and beyond will be our operating cash flow, and our existing balances of cash, cash equivalents and short term investments. From time to time, we may issue debt securities to refinance debt securities maturing in the next few years. We believe we have sufficient liquidity for the next several years to fund operations, the asbestos settlement, research and development, capital expenditures, scheduled debt repayments, dividend payments, and our stock repurchase program.

Off Balance Sheet Arrangements

Off balance sheet arrangements are transactions, agreements, or other contractual arrangements with an unconsolidated entity for which Corning has an obligation to the entity that is not recorded in our consolidated financial statements.

Corning's off balance sheet arrangements include the following:

- Guarantee contracts that require applying the provisions of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45).
- Variable interests held in certain unconsolidated entities.

FIN 45 requires a company, at the time a guarantee is issued, to recognize a liability for the fair value or market value of the obligation it assumes. In the normal course of our business, we do not routinely provide significant third-party guarantees. Generally, third-party guarantees provided by Corning are limited to certain financial guarantees, including stand-by letters of credit and performance bonds, and the incurrence of contingent liabilities in the form of purchase price adjustments related to attainment of milestones. These guarantees have various terms, and none of these guarantees are individually significant.

Refer to Note 13 (Commitments, Contingencies, and Guarantees) to the consolidated financial statements for additional information.

Corning leases certain transportation equipment from three Trusts that qualify as variable interest entities under FASB Interpretation 46R, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51" (FIN 46R). The sole purpose of these entities is to lease transportation equipment to Corning.

For variable interest entities, we assess the terms of our interest in each entity to determine if we are the primary beneficiary as prescribed by FIN 46R. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity's net assets excluding variable interests.

Corning is the primary beneficiary of one of the three entities, and as required by FIN 46R the financial statements of the entity are included in Corning's consolidated financial statements. Corning is not the primary beneficiary of two of the three variable interest entities and as such, FIN 46R does not require Corning to include them in it's consolidated financial statements.

Refer to Note 1 (Summary of Significant Accounting Policies) to the consolidated financial statements for additional information.

Corning does not have retained interest in assets transferred to an unconsolidated entity that serve as credit, liquidity or market risk support to that entity.

In 2005 and prior to adopting SFAS 123(R), Corning had employee compensation awards (stock options) that were excluded from the balance sheet. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), requires all derivative instruments to be recorded on the balance sheet at fair market value. Paragraph 11(a) of SFAS 133 provides an exception to this requirement for contracts that are indexed to an entity's own stock and classified in the shareholders' equity section of the consolidated financial statements. Therefore, prior to adopting SFAS 123(R), employee stock option awards were excluded from the balance sheet because they met the paragraph 11(a) criteria. In 2007 and 2006, those options were recorded in the equity section of th consolidated balance sheet. In 2005 and in the first quarter of 2006, we had other non-employee contracts that did not meet the criteri in paragraph 11(a). Those contracts were considered derivative instruments and were accounted for as such in the respective reportin periods.

Contractual Obligations

The amounts of our obligations follow (in millions):

		Amount of commitment and contingency expiration per period				
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 years and thereafter
Performance bonds and guarantees	$ 77	$ 9	$ 2			$ 66
Credit facilities for equity companies	168		18			150
Stand-by letters of credit (1)	68	44	24			
Loan guarantees	12					12
Subtotal of commitment expirations per period	$ 325	$ 53	$ 44			$ 228
Purchase obligations	262	102	75	$ 37	$ 5	43
Capital expenditure obligations (2)	244	244				
Total debt (3)	1,437	20	72	78	18	1,249
Minimum rental commitments	243	47	40	33	29	94
Capital leases (4)	97	5	6	5	34	47
Interest on long-term debt (5)	1,243	92	89	87	84	891
Uncertain tax positions (6)	20	11	9			
Subtotal of contractual obligation payments due by period	3,546	521	291	240	170	2,324
Total commitments and contingencies	**$ 3,871**	**$ 574**	**$ 335**	**$ 240**	**$ 170**	**$ 2,552**

1) At December 31, 2007, $38 million of the $68 million was included in other accrued liabilities on our consolidated balance sheets.
2) Capital expenditure obligations, primarily related to our Display Technologies segment expansions, are included on our balance sheet.
3) At December 31, 2007, $1,537 million was included on our balance sheet. Amounts above are stated at their maturity value.
4) At December 31, 2007, $19 million of the $97 million represents imputed interest.
5) The estimate of interest payments assumes interest is paid through the date of maturity/expiration of the related debt, based upon stated rates in the respective debt instruments.
6) At December 31, 2007, $25 million was included on our balance sheet related to uncertain tax positions. Of this amount, we are unable to estimate when $5 million of that amount will become payable.

Ve have provided financial guarantees and contingent liabilities in the form of stand-by letters of credit and performance bonds, some f which do not have fixed or scheduled expiration dates. We have agreed to provide a credit facility related to Dow Corning iscussed in Note 7 (Investments) and Note 13 (Commitments, Contingencies, and Guarantees) to the consolidated financial tatements. The funding of the Dow Corning credit facility will be required only if Dow Corning is not otherwise able to meet its cheduled funding obligations in its confirmed Bankruptcy Plan. We believe the significant majority of these guarantees and ontingent liabilities will expire without being funded.

ensions

Ve have a number of defined benefit pension plans covering certain domestic and international employees. Our largest single pension lan is Corning's U.S. qualified plan. At December 31, 2007, this plan accounted for 80% of our consolidated defined benefit pension lans' projected benefit obligation and 90% of the related plans' assets.

t December 31, 2006, Corning adopted SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement lans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). SFAS 158 requires employers to recognize the verfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize hanges in that funded status in other comprehensive income in the year in which the changes occur. The impact of adopting SFAS 58 resulted in a reduction to stockholders' equity of $669 million after tax. Dow Corning's adoption of this standard resulted in a duction to our investment in Dow Corning and a decrease to stockholders' equity of $94 million after tax.

efer to Note 12 (Employee Retirement Plans) to the consolidated financial statements for additional information.

'e have traditionally contributed to the U.S. qualified pension plan on an annual basis in excess of the IRS minimum requirements, d as a result, mandatory contributions are not expected to be required for this plan until at least 2009. For 2007, we made voluntary sh contributions of $149 million to our domestic and international pension plans. For 2006, we made an incremental contribution of 5 million to our domestic and international pension plans. We anticipate making voluntary cash contributions of approximately 0 million to our domestic and international pension plans in 2008.

ENVIRONMENT

We have been named by the Environmental Protection Agency under the Superfund Act, or by state governments under similar state laws, as a potentially responsible party for 20 active hazardous waste sites. Under the Superfund Act, all parties who may have contributed any waste to a hazardous waste site, identified by such Agency, are jointly and severally liable for the cost of cleanup unless the Agency agrees otherwise. It is our policy to accrue for the estimated liability related to Superfund sites and other environmental liabilities related to property owned and operated by us based on expert analysis and continual monitoring by both internal and external consultants. At December 31, 2007 and 2006, we had accrued approximately $19 million (undiscounted) and $16 million (undiscounted), respectively, for the estimated liability for environmental cleanup and related litigation. Based upon the information developed to date, we believe that the accrued amount is a reasonable estimate of our liability and that the risk of an additional loss in an amount materially higher than that accrued is remote.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires us to make estimates and assumptions that affect amounts reported therein. The estimates, including future projections of performance and relevant discount rates, that required us to make difficult, subjective or complex judgments follow.

Impairment of assets held for use

SFAS 144 requires us to assess the recoverability of the carrying value of long-lived assets when an event of impairment has occurred We must exercise judgment in assessing whether an event of impairment has occurred. For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets is grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We must exercise judgment in assessing the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. In certain circumstances, we concluded that locations or businesses which share production along the supply chain must be combined in order t appropriately identify cash flows that are largely independent of the cash flows of other assets and liabilities.

Once it has been determined that an impairment has occurred, an impairment assessment requires the exercise of judgment in assessing the future use of and projected value to be derived from the impaired assets to be held and used. This may require judgment in estimating future cash flows and relevant discount rates and terminal values in estimating the current fair value of the impaired assets to be held and used.

Restructuring charges and impairments resulting from restructuring actions

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," requires us to assess whether and when a restructuring event has occurred and in which periods charges related to such events should be recognized. We must estimate costs o plans to restructure including, for example, employee termination costs. Restructuring charges require us to exercise judgment about the expected future of our businesses, of portions thereof, their profitability, cash flows and in certain instances eventual outcome. Th judgment involved can be difficult, subjective and complex in a number of areas including assumptions and estimates used in estimating the future profitability and cash flows of our businesses.

Restructuring events often give rise to decisions to dispose of or abandon certain assets or asset groups which, as a result, require impairment in accordance with SFAS 144. SFAS 144 requires us to carry assets to be sold or abandoned at the lower of cost or fair value. We must exercise judgment in assessing the fair value of the assets to be sold or abandoned.

Valuation allowances for deferred income taxes

SFAS 109, "Accounting for Income Taxes" (SFAS 109) requires us to exercise judgment about our future results in assessing the realizability of our deferred tax assets. Inherent in this estimation process is the requirement for us to estimate future book taxable income and possible tax planning strategies. These estimates require us to exercise judgment about our future results, the prudence and feasibility of possible tax planning strategies, and the economic environments in which we do business. It is possible that actual results will differ from assumptions and require adjustments to allowances. If we sustain an appropriate level of profitability, primarily in the U.S., or if we are able to develop tax planning strategies, adjustments to current allowances will be required and ma affect future net income. Refer to Note 6 (Income Taxes) to the consolidated financial statements.

Probability of litigation outcomes

SFAS No. 5, "Accounting for Contingencies," (SFAS 5) requires us to make judgments about future events that are inherently uncertain. In making determinations of likely outcomes of litigation matters, we consider the evaluation of legal counsel knowledgeable about each matter, case law, and other case-specific issues. See Legal Proceedings for a discussion of the material litigation matters we face. The most significant matter involving judgment is the PCC asbestos liability. There are a number of factors bearing upon our potential liability, including the inherent complexity of a Chapter 11 filing, our history of success in defending asbestos claims, our assessment of the strength of our corporate veil defenses, our continuing dialogue with our insurance carriers and the claimants' representatives. We have reached a tentative plan of settlement on PCC as disclosed in Legal Proceedings and Note 7 (Investments) to the Consolidated Financial Statements. The settlement is subject to a number of contingencies, including approval by the bankruptcy court and resolution of any appeals. On December 21, 2006, the bankruptcy court denied confirmation of the PCC Plan of Reorganization due to the scope of the channeling injunction proposed of the two shareholders with respect to other asbestos claims not deriving directly from PCC's products or operations. Several parties, including Corning, have moved for reconsideration of the ruling. We continue to exercise judgment in assessing the likelihood that reconsideration will lead to a revised ruling, or that an alternative plan of reorganization will emerge to address the claims deriving from PCC. It is possible that actual results will differ from assumptions and require adjustments to accruals.

Other possible liabilities

SFAS 5 and other similarly focused accounting literature require us to make judgments about future events that are inherently uncertain. In making determinations of likely outcomes of certain matters, including certain tax planning matters and environmental matters, these judgments require us to consider events and actions that are outside our control in determining whether probable or possible liabilities require accrual or disclosure. It is possible that actual results will differ from assumptions and require adjustments to accruals.

Pension and other postretirement employee benefits (OPEB)

Pension and OPEB costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates, and other factors. In accordance with GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Corning's pension and other postretirement obligations and future expense.

As of December 31, 2007, the Projected Benefit Obligation (PBO) for U.S. pension plans was $2,246 million.

The following information illustrates the sensitivity to a change in certain assumptions for U.S. pension plans:

Change in Assumption	Effect on 2008 Pre-Tax Pension Expense	Effective on December 31, 2007 PBO
25 basis point decrease in discount rate	+$5.4 million	+$61 million
25 basis point increase in discount rate	-$5.4 million	-$59 million
25 basis point decrease in expected return on assets	+$5.5 million	
25 basis point increase in expected return on assets	-$5.5 million	

The above sensitivities reflect the impact of changing one assumption at a time. Note that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear. These changes in assumptions would have no effect on Corning's funding requirements.

In addition, at December 31, 2007, a 25 basis point decrease in the discount rate would decrease stockholders' equity by $79 million before tax, a 25 basis point increase in the discount rate would increase stockholders' equity by $81 million. In addition, the impact of greater than a 25 basis point decrease in discount rate would not be proportional to the first 25 basis point decrease in the discount rate.

The following table illustrates the sensitivity to a change in the discount rate assumption related to Corning's U.S. OPEB plans:

Change in Assumption	Effect on 2008 Pre-Tax OPEB Expense	Effective on December 31, 2007 APBO
25 basis point decrease in discount rate	+$1 million	+$20 million
25 basis point increase in discount rate	-$1 million	-$20 million

The above sensitivities reflect the impact of changing one assumption at a time. Note that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear.

Revenue Recognition

In certain instances, revenue recognition is based on estimates of fair value of deliverables as well as estimates of product returns, allowances, discounts, and other factors. These estimates are supported by historical data. While management believes that the estimates used are appropriate, differences in actual experience or changes in estimates may affect Corning's future results.

Stock Compensation

Stock based compensation expense and disclosures are dependent on assumptions used in calculating such amounts. These assumptions include risk-free discount rates, expected term of the stock based compensation instrument granted, volatility of stock and option prices, expected time between grant date and date of exercise, attrition, performance, and other factors. These assumptions require us to exercise judgment. Our estimates of these assumptions typically are based upon our historical experience and currently available market place data. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Corning's future stock based compensation expense and disclosures.

NEW ACCOUNTING STANDARDS

Refer to Note 1 (Summary of Significant Accounting Policies) to the consolidated financials statements.

Quantitative and Qualitative Disclosures About Market Risks

We operate and conduct business in many foreign countries and as a result are exposed to movements in foreign currency exchange rates. Our exposure to exchange rates have the following effects:

- exchange rate movements on financial instruments and transactions denominated in foreign currencies which impact earnings, and
- exchange rate movements upon conversion of net assets and net income of foreign subsidiaries for which the functional currency is not the U.S. dollar, which impact our net equity.

Our most significant foreign currency exposure is the Japanese yen and to a much lesser extent the Korean won, the Taiwan dollar, and the Euro. We selectively enter into foreign exchange forward and option contracts with durations generally 18 months or less to hedge our exposure to exchange rate risk on foreign source income and purchases. These hedges are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions. The objective of these contracts is to neutralize the impact of exchange rate movements on our operating results. We also enter into foreign exchange forward contracts when situations arise where our foreign subsidiaries or Corning enter into lending situations, generally on an intercompany basis, denominated in currencies other than their local currency. We do not hold or issue derivative financial instruments for trading purposes. Corning uses derivative instruments (forwards) to limit the exposure to foreign currency fluctuations associated with certain monetary assets and liabilities. These derivative instruments are not designated as hedging instruments for accounting purposes and, as such, are referred to as undesignated hedges. Changes in the fair value of undesignated hedges, along with foreign currency gains and losses arising from the underlying monetary assets or liabilities, are recorded in current period earnings in the other income, net component in the consolidated statement of operations.

Equity in earnings of affiliated companies has historically contributed a significant amount to our income from continuing operations. Equity in earnings of affiliated companies, net of impairments was $942 million in 2007 and $960 million in 2006 with foreign-based affiliates comprising over 63% of this amount in 2007. Equity earnings from Samsung Corning and Samsung Corning Precision totaled $532 million for 2007 and $555 million for 2006. Exchange rate fluctuations and actions taken by management of these entities can affect the earnings of these companies.

We use a sensitivity analysis to assess the market risk associated with our foreign currency exchange risk. Market risk is defined as the potential change in fair value of assets and liabilities resulting from an adverse movement in foreign currency exchange rates. At December 31, 2007, we had open forward contracts, and foreign denominated debt with values exposed to exchange rate movements, all of which were designated as hedges at December 31, 2007. A 10% adverse movement in quoted foreign currency exchange rates could result in a loss in fair value of these instruments of $239 million. Specific to the Japanese yen, a 10% adverse movement in quoted yen exchange rates could result in a loss in fair value of these instruments of $146 million.

As we derive approximately 70% of our net sales from outside the U.S., our sales and net income could be affected if the U.S. dollar significantly strengthens or weakens against foreign currencies, most notably the Japanese yen and Euro. Our outlooks included in Management's Discussion and Analysis assume exchange rates during 2008 remain constant at January 2008 levels. A plus or minus 10 point movement in the U.S. dollar - Japanese yen exchange rate would result in a change to 2008 net sales of approximately $239 million and net income of approximately $220 million. A plus or minus 10 point movement in the U.S. dollar - Euro exchange rate would result in a change to 2008 net sales of approximately $61 million and net income of approximately $12 million.

Interest Rate Risk Management

It is our policy to conservatively manage our exposure to changes in interest rates. At December 31, 2007, our consolidated debt portfolio contained less than 34% of variable rate instruments.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate disclosure controls and procedures and adequate internal control over financial reporting for Corning. Management is also responsible for the assessment of the effectiveness of disclosure controls and procedures and the effectiveness of internal control over financial reporting.

Disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms. Corning's disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by Corning in the reports that it files or submits under the Exchange Act is accumulated and communicated to Corning's management, including Corning's principal executive and principal financial officers, or other persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Corning's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Corning's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Corning's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that Corning's receipts and expenditures are being made only in accordance with authorizations of Corning's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Corning's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Corning's internal control over financial reporting was effective as of December 31, 2007. The effectiveness of Corning's internal control over financial reporting as of December 31, 2007, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Wendell P. Weeks
Chairman and Chief Executive Officer

James B. Flaws
Vice Chairman and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP

To the Board of Directors and Shareholders of Corning Incorporated:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Corning Incorporated and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Annual Report on Internal Control Over Financial Reporting," appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 1, 12, and 17 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation and employee benefit plans in 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

New York, New York
February 14, 2008

(In millions, except per share amounts)	For the years ended December 31, 2007	2006	2005
Net sales	**$ 5,860**	$ 5,174	$ 4,579
Cost of sales	**3,111**	2,891	2,595
Gross margin	**2,749**	2,283	1,984
Operating expenses:			
Selling, general and administrative expenses	**912**	857	756
Research, development and engineering expenses	**565**	517	443
Amortization of purchased intangibles	**10**	11	13
Restructuring, impairment and other charges and (credits) (Note 2)	**(4)**	54	(38)
Asbestos settlement (Note 7)	**185**	(2)	218
Operating income	**1,081**	846	592
Interest income	**145**	118	61
Interest expense	**(82)**	(76)	(108)
Loss on repurchases and retirement of debt, net (Note 11)	**(15)**	(11)	(16)
Other income, net (Note 1)	**162**	84	30
Income from continuing operations before income taxes	**1,291**	961	559
Provision for income taxes (Note 6)	**(80)**	(55)	(578)
Income (loss) before minority interests and equity earnings	**1,211**	906	(19)
Minority interests	**(3)**	(11)	(7)
Equity in earnings of affiliated companies, net of impairments (Note 7)	**942**	960	611
Net income	**$ 2,150**	$ 1,855	$ 585
Basic earnings per common share (Note 16)	**$ 1.37**	$ 1.20	$ 0.40
Diluted earnings per common share (Note 16)	**$ 1.34**	$ 1.16	$ 0.38
Dividends declared per common share	**$ 0.10**		

The accompanying notes are an integral part of these consolidated financial statements.

(In millions, except share and per share amounts)	December 31, 2007	2006
Assets		
Current assets:		
Cash and cash equivalents	$ **2,216**	$ 1,157
Short-term investments, at fair value	**1,300**	2,010
Total cash, cash equivalents and short-term investments	**3,516**	3,167
Trade accounts receivable, net of doubtful accounts and allowances - $20 and $21	**856**	719
Inventories (Note 5)	**631**	639
Deferred income taxes (Note 6)	**54**	47
Other current assets	**237**	226
Total current assets	**5,294**	4,798
Investments (Note 7)	**3,036**	2,522
Property, net of accumulated depreciation - $4,459 and $4,087 (Note 8)	**5,986**	5,193
Goodwill and other intangible assets, net (Note 9)	**308**	316
Deferred income taxes (Note 6)	**202**	114
Other assets	**389**	122
Total Assets	$ **15,215**	$ 13,065
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of long-term debt (Note 11)	$ **23**	$ 20
Accounts payable	**609**	631
Other accrued liabilities (Note 10)	**1,880**	1,668
Total current liabilities	**2,512**	2,319
Long-term debt (Note 11)	**1,514**	1,696
Postretirement benefits other than pensions (Note 12)	**744**	739
Other liabilities (Note 10)	**903**	1,020
Total liabilities	**5,673**	5,774
Commitments and contingencies (Note 13)		
Minority interests	**46**	45
Shareholders' equity (Note 15):		
Common stock – Par value $0.50 per share; Shares authorized: 3.8 billion		
Shares issued: 1,598 million and 1,582 million	**799**	791
Additional paid-in capital	**12,281**	12,008
Accumulated deficit	**(3,002)**	(4,992)
Treasury stock, at cost; Shares held: 30 million and 17 million	**(492)**	(201)
Accumulated other comprehensive loss	**(90)**	(360)
Total shareholders' equity	**9,496**	7,246
Total Liabilities and Shareholders' Equity	$ **15,215**	$ 13,065

The accompanying notes are an integral part of these consolidated financial statements.

Certain amounts for 2006 were reclassified to conform with the 2007 presentation.

(In millions)	2007	2006	2005
	For the years ended December 31,		
Cash Flows from Operating Activities:			
Net income	**$ 2,150**	$ 1,855	$ 585
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**597**	580	499
Amortization of purchased intangibles	**10**	11	13
Asbestos settlement	**185**	(2)	218
Restructuring, impairment and other (credits) charges	**(4)**	54	(38)
Loss on repurchases and retirement of debt	**15**	11	16
Stock compensation charges	**138**	127	29
Gain on sale of business	**(19)**		
Undistributed earnings of affiliated companies	**(452)**	(597)	(310)
Deferred tax (benefit) provision	**(98)**	(101)	425
Interest expense on convertible debentures			(23)
Restructuring payments	**(39)**	(15)	(25)
Decrease in restricted cash			22
Customer deposits, net of (credits) issued	**(126)**	45	428
Employee benefit payments (in excess of) less than expense	**(111)**	27	34
Changes in certain working capital items:			
Trade accounts receivable	**(128)**	(105)	(77)
Inventories	**5**	(65)	(62)
Other current assets	**(27)**	(10)	6
Accounts payable and other current liabilities, net of restructuring payments	**10**	(85)	87
Other, net	**(29)**	73	112
Net cash provided by operating activities	**2,077**	1,803	1,939
Cash Flows from Investing Activities:			
Capital expenditures	**(1,262)**	(1,182)	(1,553
Acquisitions of businesses, net of cash acquired	**(4)**	(16)	
Net (payments) proceeds from sale or disposal of assets	**(5)**	12	18
Net increase in long-term investments and other long-term assets		(77)	
Short-term investments - acquisitions	**(2,152)**	(2,894)	(1,668
Short-term investments - liquidations	**2,862**	1,976	1,452
Other, net			39
Net cash used in investing activities	**(561)**	(2,181)	(1,712
Cash Flows from Financing Activities:			
Net repayments of short-term borrowings and current portion of long-term debt	**(20)**	(14)	(451
Proceeds from issuance of long-term debt, net		246	147
Retirements of long-term debt	**(238)**	(368)	(102
Proceeds from issuance of common stock, net	**21**	26	365
Proceeds from the exercise of stock options	**109**	303	202
Repurchases of common stock	**(250)**		
Dividends paid	**(158)**		
Other, net	**(3)**	(13)	(14
Net cash (used in) provided by financing activities	**(539)**	180	147
Effect of exchange rates on cash	**82**	13	(4
Net increase (decrease) in cash and cash equivalents	**1,059**	(185)	33
Cash and cash equivalents at beginning of year	**1,157**	1,342	1,00
Cash and cash equivalents at end of year	**$ 2,216**	$ 1,157	$ 1,34

The accompanying notes are an integral part of these consolidated financial statements.
Certain amounts for prior periods were reclassified to conform with the 2007 presentation.

Consolidated Statements of Changes in Shareholders' Equity

(In millions)

	Series C Preferred stock	Common stock	Additional paid-in capital	Unearned compensation	Accumulated deficit	Treasury stock	Accumulated other comprehensive income (loss)	Total shareholders' equity
Balance, December 31, 2004	$ 64	$ 712	$ 10,409	$ (46)	$ (7,432)	$ (162)	$ 156	$ 3,701
Net income					585			585
Foreign currency translation adjustment							(171)	(171)
Reversal of foreign currency translation adjustment							(84)	(84)
Minimum pension liability adjustment							246	246
Net unrealized loss on investments							(13)	(13)
Unrealized derivative gain on cash flow hedges							23	23
Reclassification adjustments on cash flow hedges							21	21
Total comprehensive income								607
Series C preferred stock conversions	(64)	16	48					
Shares issued in equity offerings		10	313					323
Shares issued to benefit plans and for option exercises		20	493	(37)		1		477
Shares issued in debt retirements		18	370					388
Other, net			(2)			(7)		(9)
Balance, December 31, 2005	$ 0	$ 776	$ 11,631	$ (83)	$ (6,847)	$ (168)	$ 178	$ 5,487
Net income					1,855			1,855
Foreign currency translation adjustment							203	203
Minimum pension liability adjustment							37	37
Net unrealized gain on investments							2	2
Unrealized derivative gain on cash flow hedges							12	12
Reclassification adjustments on cash flow hedges							(25)	(25)
Total comprehensive income								2,084
Adjustment to adopt SFAS 158							(763)	(763)
Shares issued to benefit plans and for option exercises		15	376			(11)		380
Other, net			1	83		(22)	(4)	58
Balance, December 31, 2006	$ 0	$ 791	$ 12,008	$ 0	$ (4,992)	$ (201)	$ (360)	$ 7,246
Net income					2,150			2,150
Foreign currency translation adjustment							165	165
Net unrealized loss on investments							(11)	(11)
Unrealized derivative loss on cash flow hedges							(49)	(49)
Reclassification adjustments on cash flow hedges							12	12
Unamortized pension gains and prior service costs							153	153
Total comprehensive income								2,420
Purchase of common stock for treasury						(250)		(250)
Shares issued to benefit plans and for option exercises		8	273			(12)		269
Dividends on shares					(158)			(158)
Other, net					(2)	(29)		(31)
Balance, December 31, 2007	**$ 0**	**$ 799**	**$ 12,281**	**$ 0**	**$ (3,002)**	**$ (492)**	**$ (90)**	**$ 9,496**

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Organization

Corning Incorporated is a provider of high-performance glass for computer monitors, LCD televisions, and other information display applications; optical fiber and cable and hardware and equipment products for the telecommunications industry; ceramic substrates for gasoline and diesel engines in automotive and heavy duty vehicle markets; laboratory products for the scientific community and specialized polymer products for biotechnology applications; advanced optical materials for the semiconductor industry and the scientific community; and other technologies. In these notes, the terms "Corning," "Company," "we," "us," or "our" mean Corning Incorporated and subsidiary companies.

Basis of Presentation and Principles of Consolidation

Our consolidated financial statements were prepared in conformity with GAAP and include the assets, liabilities, revenues and expenses of all majority-owned subsidiaries over which Corning exercises control and, when applicable, entities for which Corning has a controlling financial interest.

For variable interest entities, we assess the terms of our interest in the entity to determine if we are the primary beneficiary as prescribed by FASB Interpretation 46R, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51" (FIN 46R). The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. Variable interests are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity's net assets excluding variable interests. We consolidate one variable interest entity in which we are the primary beneficiary.

The equity method of accounting is used for investments in affiliated companies which are not controlled by Corning and in which our interest is generally between 20% and 50% and we have significant influence over the entity. Our share of earnings or losses of affiliated companies, in which at least 20% of the voting securities is owned and we have significant influence but not control over the entity, is included in consolidated operating results.

We use the cost method to account for our investments in companies that we do not control and for which we do not have the ability to exercise significant influence over operating and financial policies. In accordance with the cost method, these investments are recorded at cost or fair value, as appropriate.

All material intercompany accounts, transactions and profits are eliminated in consolidation.

Certain prior year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no impact on our results of operations or changes in shareholders' equity.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affec amounts reported in the consolidated financial statements and related notes. Significant estimates and assumptions in these consolidated financial statements include restructuring and other charges and credits, allowances for doubtful accounts receivable, estimates of fair value associated with goodwill and long-lived asset impairment tests, estimates of the fair value of assets held for disposal, estimates of fair value of investments, environmental and legal liabilities, warranty liabilities, income taxes and deferred tax valuation allowances, the determination of discount and other rate assumptions for pension and other postretirement employee benefit expenses and the determination of the fair value of stock based compensation involving assumptions about termination rates, stock volatility, discount rates, and expected time to exercise. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be different from these estimates.

Revenue Recognition

Revenue for sales of goods is recognized when a firm sales agreement is in place, delivery has occurred and sales price is fixed and determinable and collectibility is reasonably assured. If customer acceptance of products is not reasonably assured, sales are recorded only upon formal customer acceptance. Sales of goods typically do not include multiple product and/or service elements.

1. Summary of Significant Accounting Policies (continued)

At the time revenue is recognized, allowances are recorded, with the related reduction to revenue, for estimated product returns, allowances and price discounts based upon historical experience and related terms of customer arrangements. Where we have offered product warranties, we also establish liabilities for estimated warranty costs based upon historical experience and specific warranty provisions. Warranty liabilities are adjusted when experience indicates the expected outcome will differ from initial estimates of the liability.

Other Income, Net

Royalty income from the licensing of technology is reported as other non-operating income and is recognized as it is earned. For all periods presented, royalty income represents the largest item included in "Other income, net" in Corning's consolidated statements of operations. For 2007, 2006, and 2005, royalty income was $168 million, $110 million, and $81 million.

Research and Development Costs

Research and development costs are charged to expense as incurred. Research and development costs totaled $446 million in 2007, $409 million in 2006, and $348 million in 2005.

Foreign Currency Translation and Transactions

The determination of the functional currency for Corning's foreign subsidiaries is made based on the appropriate economic factors. For most foreign operations, the local currencies are generally considered to be the functional currencies. Corning's most significant exception is our Taiwanese subsidiary which uses the Japanese yen as its functional currency. For all transactions denominated in a currency other than a subsidiary's functional currency, exchange rate gains and losses are included in income for the period in which the exchange rates changed.

Foreign subsidiary functional currency balance sheet accounts are translated at current exchange rates, and statement of operations accounts are translated at average exchange rates for the year. Translation gains and losses are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity. The effects of remeasuring non-functional currency assets and liabilities into the functional currency are included in current earnings.

Stock-Based Compensation

Corning implemented the provisions of SFAS 123(R) on January 1, 2006, following the "prospective adoption" transition method and accordingly began expensing share-based payments in the first quarter of 2006. Following the prospective adoption transition method prior periods were not restated.

Corning grants restricted shares and stock options that are subject to specific vesting conditions (for example, three-year graded vesting). For stock options granted prior to January 1, 2006, Corning specified that the employee will continue to vest in the award after retirement without providing any additional services. Corning accounted for this type of arrangement by recognizing compensation cost on a pro forma disclosure basis over the requisite vesting period (the "stated vesting period approach"). For time-based and performance-based restricted shares granted prior to January 1, 2006, Corning specified that the employee will vest in the award after retirement without providing any additional services. Corning accounted for this type of arrangement by recognizing compensation cost over the nominal vesting period and, if the employee retires before the end of the vesting period, recognizing any remaining unrecognized compensation cost at the date of retirement (the "nominal vesting period approach").

SFAS 123(R) specifies that an award is vested when the employee's retention of the award is no longer contingent on providing subsequent service (the "non-substantive vesting period approach"). That would be the case for Corning awards that vest when employees retire and are granted to retirement eligible employees. Effective January 1, 2006, related compensation cost must be recognized immediately for awards granted to retirement eligible employees or over the period from the grant date to the date retirement eligibility is achieved, if that is expected to occur during the nominal vesting period.

We continue to follow the stated and nominal vesting period approaches for any share-based awards granted prior to adopting SFAS 123(R) and will continue to do so for the remaining portion of such unvested outstanding awards after adopting SFAS 123(R). Effective with the adoption of SFAS 123(R), on January 1, 2006, we now apply the non-substantive vesting period approach to new grants that have retirement eligibility provisions.

Refer to Note 17 (Share-based Compensation) to the Consolidated Financial Statements for additional information.

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash. We consider securities with contractual maturities of three months or less, when purchased, to be cash equivalents. The carrying amount of these securities approximates fair value because of the short-term maturity of these instruments.

Supplemental disclosure of cash flow information follows (in millions):

	Years ended December 31,		
	2007	2006	2005
Non-cash transactions:			
Retirement of debt in exchange for stock			$ 388
Pension contribution in common shares			$ 199
Issued credit memoranda for settlement of customer receivables	**$ 231**	$ 126	$ 29
Capital leases	**$ 44**		
Cash paid for interest and income taxes:			
Interest (1)	**$ 113**	$ 106	$ 126
Income taxes, net of refunds received	**$ 153**	$ 225	$ 140

(1) Included in this amount is approximately $19 million, $37 million, and $27 million of interest costs that were capitalized as part of property, net in 2007, 2006, and 2005, respectively.

Short-Term Investments

Our short-term investments consist of debt securities classified as available-for-sale, which are stated at fair value. These debt securities may include U.S. treasury notes, state and municipal bonds, asset-backed securities, auction rate securities, corporate bonds, commercial paper and certificates of deposit. These investments are on deposit with a major financial institution. Unrealized gains and losses, net of tax, are computed on the first-in first-out basis and are reported as a separate component of accumulated other comprehensive income (loss) in shareholders' equity until realized. Realized gains and losses are recorded in other income (expense), net.

Allowance for Doubtful Accounts

The Company's allowance for doubtful accounts is determined based on a variety of factors that affect the potential collectibility of the related receivables, including length of time receivables are past due, customer credit ratings, financial stability of customers, specific one-time events and past customer history. In addition, in circumstances where the Company is made aware of a specific customer's inability to meet its financial obligations, a specific allowance is established. The majority of accounts are individually evaluated on a regular basis and appropriate reserves are established as deemed appropriate based on the above criteria. The remainder of the reserve is based on management's estimates and takes into consideration historical trends, market conditions and the composition of the Company's customer base.

Environmental Liabilities

The Company accrues for its environmental investigation, remediation, operating, and maintenance costs when it is probable that a liability has been incurred and the amount can be reasonably estimated. For environmental matters, the most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, current laws and regulations and prior remediation experience. For sites with multiple potential responsible parties (PRP's), the Company considers its likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Where no amount within a range of estimates is more likely to occur than another, the minimum is accrued. When future liabilities are determined to be reimbursable by insurance coverage, an accrual is recorded for the potential liability and a receivable is recorded related to the insurance reimbursement when reimbursement is virtually certain. The uncertain nature inherent in such remediation and the possibility that initial estimates may not reflect the final outcome could result in additional costs.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or market.

1. Summary of Significant Accounting Policies (continued)

Property, Net of Accumulated Depreciation

Land, buildings, and equipment are recorded at cost. Depreciation is based on estimated useful lives of properties using the straight-line method. Except as described in Note 2 (Restructuring, Impairment and Other Charges and (Credits)) related to accelerated depreciation arising from restructuring programs, the estimated useful lives range from 20 to 40 years for buildings and 3 to 20 years for equipment.

Included in the subcategory of equipment are the following types of assets:

Asset type	Range of useful life
Computer hardware and software	3 to 7 years
Manufacturing equipment	3 to 15 years
Furniture and fixtures	5 to 7 years
Transportation equipment	20 years

Included in manufacturing equipment are certain components of production equipment that are coated with or constructed of precious metals. These metals have an indefinite useful life because they will be returned to their elemental state and reused or sold.

Goodwill and Other Intangible Assets

Goodwill is the excess of cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. Goodwill is tested for impairment annually in the fourth quarter, and will be tested for impairment between annual tests if an event occurs or circumstances change that more likely than not would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. Reporting units are either one level below the operating segment level or an aggregation of two or more reporting units within the same operating segment if such reporting units share similar economic characteristics. Goodwill relates and is assigned directly to a specific reporting unit. An impairment loss generally would be recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The estimated fair value of a reporting unit is determined using a discounted cash flow analysis. Refer to Note 2 (Restructuring, Impairment and Other Charges and (Credits)) and Note 9 (Goodwill and Other Intangible Assets) for additional information.

Other intangible assets include patents, trademarks, and other intangible assets acquired from an independent party. Such intangible assets have a definite life and are amortized on a straight-line basis over estimated useful lives ranging from 5 to 20 years.

Impairment of Long-Lived Assets

We review the recoverability of our long-lived assets, such as plant and equipment and intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. We assess the recoverability of the carrying value of long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If these cash flows are less than the carrying value of such asset or asset group, an impairment loss is measured based on the difference between estimated fair value and carrying value. Assets to be disposed are written-down to the greater of their fair value or salvage value. Fair values are determined using a discounted cash flow analysis.

Treasury Stock

Shares of common stock repurchased by us are recorded at cost as treasury stock and result in a reduction of shareholders' equity in the consolidated balance sheets. From time to time, treasury shares may be reissued as contributions to our employee benefit plans and for the retirement or conversion of certain debt instruments. When shares are reissued, we use an average cost method for determining cost. The difference between the cost of the shares and the reissuance price is added to or deducted from additional paid-in capital.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes using the asset and liability method prescribed by SFAS 109. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to operating loss and tax credit carry forwards and for differences between the carrying amounts of existing assets and liabilities and their respective tax bases. The effect of a change in tax rates is recognized in income in the period of enactment. Valuation allowances are established when management is unable to conclude that it is more likely than not that some portion, or all, of the deferred tax asset will ultimately be realized.

The Company is subject to income taxes in the United States and in numerous foreign jurisdictions. No provision is made for U.S. income taxes on the undistributed earnings of wholly owned foreign subsidiaries because substantially all such earnings are indefinitely reinvested in those companies. Provision for the tax consequences of distributions, if any, from consolidated foreign subsidiaries is recorded in the year the distribution is declared. Significant judgment is required in determining the Company's worldwide income tax position as well as the effective tax rate.

Fair Value of Financial Instruments

Management believes that the carrying values of financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and accrued liabilities approximate fair value as a result of the short-term maturities of these instruments.

Derivative Instruments

We participate in a variety of foreign exchange forward contracts, foreign exchange option contracts and interest rate swaps entered into in connection with the management of our exposure to fluctuations in foreign exchange and interest rates. These financial exposures are managed in accordance with corporate policies and procedures.

All derivatives are recorded at fair value on the balance sheet. Changes in the fair value of derivatives designated as cash flow hedges and hedges of net investments in foreign operations are recorded in accumulated other comprehensive income (loss). Amounts, related to cash flow hedges are reclassified from accumulated other comprehensive income (loss) when the underlying hedged item impacts earnings. This reclassification is recorded in the same line item of the consolidated statement of operations as where the effects of the hedged item are recorded, typically sales or cost of sales. Changes in the fair value of derivatives designated as fair value hedges are recorded currently in earnings offset to the extent the derivative was effective, by the change in the fair value of the hedged item. Changes in the fair value of derivatives not designated as hedging instruments are recorded currently in earnings in the other income line of the consolidated statement of operations.

We have issued foreign currency denominated debt that has been designated as a hedge of the net investment in a foreign operation. The effective portion of the changes in fair value of the debt is reflected as a component of other comprehensive income (loss) as part of the foreign currency translation adjustment.

Variable Interest Entities

For variable interest entities, we assess the terms of our interest in each entity to determine if we are the primary beneficiary as prescribed by FIN 46R. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity's net assets excluding variable interests.

Corning leases certain transportation equipment from a Trust that qualifies as a variable interest entity under FIN 46R. The sole purpose of this entity is leasing transportation equipment to Corning. Since Corning is the primary beneficiary of this entity, the financial statements of the entity are included in Corning's consolidated financial statements. The entity's assets are primarily comprised of fixed assets which are collateral for the entity's borrowings. These assets, amounting to approximately $28 million and $29 million as of December 31, 2007 and 2006, respectively, are classified as long-term assets in the consolidated balance sheet.

Corning leases certain transportation equipment from two additional Trusts that qualify as variable interest entities under FIN 46R. Corning is not the primary beneficiary of these entities. The sole purpose of the entities is leasing transportation equipment to Corning. Corning has been involved with these entities as lessee since the inception of the Trusts. Lease revenue generated by these Trusts was $2 million for each of the years ended December 31, 2007, 2006 and 2005, respectively. Corning's maximum exposure to loss as a result of its involvement with the Trusts is estimated at approximately $14 million and $16 million at December 31, 2007 an 2006, respectively.

1. Summary of Significant Accounting Policies (continued)

New Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in applying generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies whenever an entity is measuring fair value under other accounting pronouncements that require or permit fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, however the FASB provided a one year deferral for implementation of the standard for non-financial assets and liabilities. Corning does not expect the adoption of SFAS 157 to have a material impact on its consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115" (SFAS 159). SFAS 159 allows all entities a one-time election to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value (the "fair value option"). SFAS 159 is effective for fiscal years beginning after November 15, 2007. Corning has not elected the fair value option for any assets or liabilities under SFAS 159.

In March 2007, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 06-10 "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Collateral Assignment Split-Dollar Life Insurance Arrangements" (EITF 06-10). EITF 06-10 requires that an employer recognize a liability for the postretirement benefit obligation related to a collateral assignment arrangement in accordance with SFAS 106 (if deemed part of a postretirement plan) or APB 12 (if not part of such a plan). Corning is required to adopt EITF 06-10 effective January 1, 2008. Corning does not expect the adoption of EITF 06-10 to have a material impact on its consolidated results of operations and financial condition.

In April 2007, the FASB issued FASB Staff Position FIN 39-1, "Amendment of FASB Interpretation No. 39" (FSP FIN 39-1). FSP FIN 39-1 amends FASB Interpretation (FIN) 39 "Offsetting of Amounts Related to Certain Contracts - an interpretation of APB Opinion No. 10 and FASB Statement No. 105," (FIN 39) to replace the terms "conditional contracts" and "exchange contracts" with the term "derivative instruments." It also amends FIN 39 to permit a reporting entity to offset certain fair value amounts. Corning is required to adopt FSP FIN 39-1 effective January 1, 2008. Corning does not expect the adoption of FSP FIN 39-1 to have a material impact on its consolidated results of operations and financial condition.

In June 2007, the FASB issued EITF Issue No. 06-11 "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" (EITF 06-11). EITF 06-11 relates to the accounting for income tax benefits related to the payment of dividends on equity-classified employee share-based payment awards. Corning is required to adopt EITF 06-11 effective January 1, 2008. Corning does not expect the adoption of EITF 06-11 to have a material impact on its consolidated results of operations and financial condition.

In June 2007, the FASB issued EITF Issue 07-3 "Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities" (EITF 07-3). The scope of EITF 07-3 is limited to nonrefundable advance payments for goods and services related to research and development activities. EITF 07-3 requires that advanced payments be capitalized and subsequently expensed as the goods are delivered or services performed. Corning is required to adopt EITF 07-3 effective January 1, 2008. Corning does not expect the adoption of EITF 07-3 to have a material impact on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations (revised - 2007)" (SFAS 141(R)). SFAS 141(R) is a revision to previously existing guidance on accounting for business combinations. The statement retains the fundamental concept of the purchase method of accounting, and introduces new requirements for the recognition and measurement of assets acquired, liabilities assumed and noncontrolling interests. The statement is effective for fiscal years beginning after December 15, 2008. Corning does not expect adoption of this standard to have a material impact on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (SFAS 160). The Statement requires that noncontrolling interests be reported as stockholders equity, a change that will affect Corning's financial statement presentation of minority interests in its consolidated subsidiaries. The Statement also establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary as long as that ownership change does not result in deconsolidation. SFAS 160 is required to be applied prospectively in 2009, except for the presentation and disclosure requirements which are to be applied retrospectively. The statement is effective for fiscal years beginning after December 15, 2008. Corning is currently evaluating the impact of SFAS 160 and, except for certain reclassifications required upon adoption of this standard, does not expect a material impact to its consolidated results of operations and financial condition.

1. Summary of Significant Accounting Policies (continued)

In December 2007, the FASB issued EITF Issue 07-1 "Accounting for Collaborative Arrangements" (EITF 07-1). Collaborative arrangements are agreements between parties to participate in some type of joint operating activity. The task force provided indicators to help identify collaborative arrangements and provides for reporting of such arrangements on a gross or net basis pursuant to guidance in existing authoritative literature. The task force also expanded disclosure requirements about collaborative arrangements. Conclusions within EITF 07-1 are to be applied retrospectively. Corning is required to adopt EITF 07-1 effective January 1, 2008. The adoption of EITF 07-1 is not expected to have a material impact on Corning's consolidated results of operations and financial condition.

2. Restructuring, Impairment and Other Charges and (Credits)

2007 Actions

In 2007, Corning recorded net credit adjustments of $4 million for revisions to existing restructuring plans.

The following table summarizes the restructuring, impairment, and other charges and (credits) as of and for the year ended December 31, 2007 (in millions):

	Reserve at January 1, 2007	2007 Revisions to existing plans	Cash payments	Reserve at Dec. 31, 2007
Restructuring:				
Employee related costs	$ 40		$ (28)	$ 12
Other charges (credits)	36	$ (3)	(11)	22
Total restructuring charges	$ 76	$ (3)	$ (39)	$ 34
Impairment of long-lived assets:				
Assets to be held and used		$ (1)		
Total impairment charges		$ (1)		
Total restructuring, impairment and other charges and (credits)		$ (4)		

Cash payments for employee-related costs will be substantially completed by the end of 2008, while payments for exit activities will be substantially completed by the end of 2010.

2006 Actions

Corning recorded net charges of $54 million in 2006. A summary of the charges and credits follows:

- We recorded a $44 million asset impairment charge in accordance with SFAS 144 for certain assets in our Telecommunications segment.
- We recorded a charge of $5 million for severance and curtailment costs and a $6 million impairment charge related to certain manufacturing operations of our Life Sciences segment and Specialty Materials business in the U.K.
- We recorded a $7 million charge for a revision to an existing restructuring plan for a German location in our Telecommunications segment.
- We recorded various credits related to existing restructuring plans and for previously impaired assets.

2. Restructuring, Impairment and Other Charges and (Credits) (continued)

The following table summarizes the restructuring, impairment, and other charges and (credits) as of and for the year ended December 31, 2006 (in millions):

	Reserve at January 1, 2006	Year ended December 31, 2006 Charges	Revisions to existing plans	Net Charges/ (credits)	Cash payments	Reserve at Dec. 31, 2006
Restructuring:						
Employee related costs	$ 36	$ 6	$ 4	$ 10	$ (6)	$ 40
Other charges (credits)	49		(4)	(4)	(9)	36
Total restructuring charges	$ 85	$ 6	$	$ 6	$ (15)	$ 76
Impairment of long-lived assets:						
Assets to be held and used		$ 50		$ 50		
Assets to be disposed of by sale or abandonment			$ (2)	(2)		
Total impairment charges		$ 50	$ (2)	$ 48		
Total restructuring, impairment and other charges and (credits)		$ 56	$ (2)	$ 54		

2005 Actions

Corning recorded net credits of $38 million in 2005. A summary of the charges and credits follows:

- We recorded a credit of $84 million for the reversal of the cumulative translation account of O.T.I. S.r.l. (OTI), a wholly-owned foreign subsidiary of Corning, upon OTI's substantial liquidation. The photonics business in Milan, Italy, was the sole operation of OTI, whose results were included in Telecommunications segment. Subsequent to Corning's agreement to sell its photonics business operations to Avanex Corporation (Avanex) in 2003, Corning began liquidating OTI. In October 2005, the assets were substantially liquidated and OTI's cumulative translation account was reversed.
- We recorded a charge of $30 million which was comprised of severance costs for a restructuring plan in the Telecommunications segment to continue to reduce costs in this segment.
- We recorded net credit adjustments of $9 million to prior year restructuring plans which included charges of $8 million related to our Telecommunications segment and credits of $17 million for businesses in our All Other segment.
- We recorded impairment charges of $25 million in the Telecommunications segment for an other than temporary decline in the fair value of our investment in Avanex below its adjusted cost basis. Our investment in Avanex was accounted for as an available-for-sale security under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). In the fourth quarter of 2005, we completed the sale of our remaining shares of Avanex.

2. Restructuring, Impairment and Other Charges and (Credits) (continued)

The following table summarizes the charges, credits and balances of the restructuring liabilities as of and for the year ended December 31, 2005 (in millions):

	Reserve at January 1, 2005	Year ended December 31, 2005 Charges/ (credits)	Revisions to existing plans	Net Charges/ (credits)	Cash payments	Reserve at Dec. 31, 2005
Restructuring:						
Employee related costs	$ 18	$ 30	$ (1)	$ 29	$ (11)	$ 36
Other charges (credits)	77		(14)	(14)	(14)	49
Total restructuring charges	$ 95	$ 30	$ (15)	$ 15	$ (25)	$ 85
Impairment of long-lived assets:						
Impairments of available-for-sale securities		$ 25		$ 25		
Assets to be disposed of by sale or abandonment			$ 6	6		
Total impairment charges		$ 25	$ 6	$ 31		
Reversal of currency translation adjustment		$ (84)	$	$ (84)		
Total restructuring, impairment and other charges and (credits)		$ (29)	$ (9)	$ (38)		

In 2005, net charges (credits) for restructuring, impairment, and other actions included a credit of $47 million for the Telecommunications segment and charges of $9 million for the other segments.

3. Short-Term Investments

The following is a summary of the fair value of available-for-sale securities (in millions):

	December 31, 2007	December 31, 2006
Bonds, notes and other securities		
U.S. government and agencies	**$ 179**	$ 326
States and municipalities	**46**	61
Asset-backed securities	**301**	591
Commercial paper	**239**	383
Other debt securities	**535**	649
Total short-term investments	**$ 1,300**	$ 2,010

Gross unrealized gains and losses were insignificant at December 31, 2007 and 2006. Asset-backed securities are collateralized by credit card loans, auto loans, mortgages and student loans. At December 31, 2007, our exposure to sub-prime mortgages was $17 million. Unrealized losses on securities backed by sub-prime mortgages which are rated as investment grade, were approximately $1 million at December 31, 2007, and are expected to recover in the short-term. Losses realized in 2007 for these types of securities amounted to $6 million.

The following table summarizes the contractual maturities of available-for-sale securities at December 31, 2007 (in millions):

Less than one year	**$ 451**
Due in 1-5 years	**538**
Due in 5-10 years	**28**
Due after 10 years	**283**
Total	**$ 1,300**

Proceeds from sales and maturities of short-term investments totaled $2.9 billion, $2.0 billion and $1.5 billion in 2007, 2006 and 2005, respectively. The gross realized gains and losses related to sales of short-term investments were insignificant in 2007, 2006 and 2005.

4. Significant Customer

Corning's sales to AU Optronics Corporation (AUO), a customer of the Display Technologies segment, for 2007 and 2006 represented 12% and 13%, respectively, of the Company's consolidated net sales.

5. Inventories

Inventories comprise the following (in millions):

	December 31, 2007	December 31, 2006
Finished goods	**$ 232**	$ 214
Work in process	**141**	159
Raw materials and accessories	**111**	124
Supplies and packing materials	**147**	142
Total inventories	**$ 631**	$ 639

6. Income Taxes

Income (loss) from continuing operations before income taxes follows (in millions):

	Years ended December 31, 2007	2006	2005
U.S. companies	**$ 235**	$ 175	$ (213)
Non-U.S. companies	**1,056**	786	772
Income from continuing operations before income taxes	**$ 1,291**	$ 961	$ 559

The current and deferred amounts of the provision (benefit) for income taxes follow (in millions):

	Years ended December 31, 2007	2006	2005
Current:			
Federal			$ (14)
State and municipal	**$ 2**	$ (8)	
Foreign	**176**	164	167
Deferred:			
Federal			443
State and municipal	**(3)**		
Foreign	**(95)**	(101)	(18)
Provision for income taxes	**$ 80**	$ 55	$ 578

Amounts are reflected in the preceding tables based on the location of the taxing authorities.

6. Income Taxes (continued)

Reconciliation of the U.S. statutory income tax rate to our effective tax rate for continuing operations follows:

	Years ended December 31,					
	2007		2006		2005	
Statutory U.S. income tax (benefit) rate	**35.0%**		35.0%		35.0%	
State income tax (benefit), net of federal benefit	**0.5**		(0.2)		(1.9)	
Worthless stock deduction			(1.4)		(272.7)	(2)
Tax holidays (6)	**(12.1)**		(10.1)		(8.9)	
Investment & other tax credits (7)	**(1.7)**		(3.6)		(12.7)	
Rate difference on foreign earnings	**(3.1)**		6.1		10.2	
Minimum pension obligation					(14.6)	(8)
Currency translation adjustment					(5.2)	
Tax rate changes	**13.2**	(9)				
Valuation allowances:						
Provision (release) of prior period valuation allowances	**(12.4)**	(5)	(8.6)	(5)	94.0	(1)
Tax (expenses) benefits not recorded on (income) losses	**(13.5)**	(4)	(13.4)	(4)	280.0	(2)(3
Other items, net	**0.3**		1.9		0.2	
Effective income tax rate	**6.2%**		5.7%		103.4%	

Significant items that cause our effective tax rate to vary from the U.S. statutory rate of 35% are as follows:

(1) In 2004, significant events occurred which required us to increase our valuation allowance against our U.S. deferred tax assets. At that time, we believed that it was more likely than not that we could realize the remaining net U.S. deferred tax assets of approximately $525 million through a tax planning strategy involving the sale of our investment in Dow Corning, a non-strategic appreciated asset, if we were faced with expiring net operating loss carryforwards. During 2005, Dow Corning's performance was much stronger than expected and Dow Corning resumed paying a dividend; both of which are expected to continue in the future. Due to this improved performance, we concluded that Dow Corning provides strong financial, geographic and market balance to Corning's portfolio of businesses, the profitability of which has become more concentrated due to the success of the display operating segment. As a result, we considered Dow Corning to be a strategic investment and could no longer assert that a potential tax planning strategy involving the sale of Dow Corning would be prudent, as required by FAS 109. Therefore, we no longer believed, in the fourth quarter of 2005, that it was more likely than not that we would realize the remaining net deferred tax assets. Accordingly, we increased our valuation allowance by $525 million to fully reserve our net U.S. deferred tax assets in the fourth quarter of 2005, which increased our effective tax rate by 94%.

(2) During the third quarter of 2005, Corning filed its 2004 consolidated U.S. Federal income tax return, which included a $3.9 billion worthless stock deduction for the loss on our investment in the photonic technologies business associated with the Pirelli acquisition. This acquisition was completed in December 2000 and was substantially impaired in the second quarter of 2001. Prior to the third quarter of 2005, we did not record a deferred tax asset for this item as the ultimate realization of such deduction was uncertain, and consistent with the requirements of SFAS 5, recognition of an asset prior to the time management determines the realization of the asset is probable is prohibited. On September 2, 2005, Corning and the Commissioner of the IRS entered into a closing agreement under section 7121 of the Internal Revenue Code of 1986 which provides that Corning is entitled to this worthless stock deduction. We recorded a $1.5 billion deferred tax asset for this item in the third quarter, which was concurrently offset by a valuation allowance of an equal amount due to our inability to record tax benefits for U.S. net operating losses. The net result had no impact of our effective tax rate for 2005.

(3) We were unable to record tax benefits on net operating losses generated in the U.S. and certain foreign jurisdictions, resulting in an increase in the effective tax rate of 7.3% for 2005.

(4) In both 2007 and 2006, we generated income from continuing operations in the U.S. The tax expense on such income was fully offset by the tax benefit of releasing a portion of the valuation allowance to reflect the realization of deferred taxes resulting from the generation of U.S. income. The impact of the release of valuation allowance and, thus, not recording tax expense on income generated in the U.S. is a reduction in the rate of 14.2% for both 2007 and 2006, respectively.

(5) In 2004, we recorded valuation allowances against our entire German and Australian deferred tax assets due to losses in recent years. In 2007, due to sustained profitability and positive earnings projections for our overall German operations, we have concluded that it is more likely than not that the German national deferred tax assets are realizable and that the related valuation allowance is no longer required. In 2006, due to sustained profitability and positive earnings projections in Australia and at certain of our German operations, we concluded that it was more likely than not that a portion of the German local and the entire Australian deferred tax assets were realizable and that the related valuation allowances were no longer required. The impact of the release of the valuation allowances on our effective rate is a reduction in the rate of 12.4% and 8.7% for 2007 and 2006, respectively.

(6) Certain foreign subsidiaries in China, South Africa and Taiwan are operating under tax holiday arrangements. The nature and extent of such arrangements vary, and the benefits of existing arrangements phase out in future years (through 2011) according to the specific terms and schedules of the relevant taxing jurisdictions. The impact of the tax holidays on our effective rate is a reduction in the rate of 12.1%, 10.1% and 8.9% for 2007, 2006 and 2005, respectively.

(7) Taiwan grants investment tax credits for investments in qualifying machinery and equipment. The impact of such credits on our effective tax rate is a reduction in the rate of 0.4%, 3.1%, and 12.3%, for 2007, 2006, and 2005, respectively.

(8) The elimination of our minimum pension liability for the domestic qualified plan in 2005 resulted in a decrease in the effective tax rate of 14.6%.

(9) In 2007, U.S. and German deferred taxes were revised for enacted law changes. The impact on the effective rate is an increase of 13.2%.

6. Income Taxes (continued)

The tax effects of temporary differences and carryforwards that gave rise to significant portions of the deferred tax assets and liabilities follows (in millions):

	December 31, 2007	December 31, 2006
Loss and tax credit carryforwards	**$ 2,145**	$ 2,399
Capitalized research and development	**106**	142
Restructuring reserves	**194**	215
Postretirement medical and life benefits	**303**	309
Inventory	**39**	63
Intangible and other assets	**64**	64
Other accrued liabilities	**398**	339
Other employee benefits	**117**	182
Other		17
Gross deferred tax assets	**3,366**	3,730
Valuation allowance	**(3,091)**	(3,542)
Total deferred tax assets	**275**	188
Fixed assets	**(40)**	(50)
Total deferred tax liabilities	**(40)**	(50)
Net deferred tax assets	**$ 235**	$ 138

The net deferred tax assets are included in (in millions):

	December 31, 2007	December 31, 2006
Current assets	**$ 54**	$ 47
Other assets	**202**	114
Other current liabilities		(1)
Other noncurrent liabilities	**(21)**	(22)
Net deferred tax assets	**$ 235**	$ 138

Details on deferred tax assets for loss and tax credit carryforwards at December 31, 2007 follow (in millions):

	Amount	Expiration 2008-2012	Expiration 2013-2017	Expiration 2018-2026	Expiration Indefinite
Net operating losses	$ 1,829	$ 42	$ 40	$ 1,539	$ 208
Capital losses	55	55			
Contributions	8	8			
Tax credits	253	82	77	52	42
Totals as of December 31, 2007	$ 2,145	$ 187	$ 117	$ 1,591	$ 250

FAS 123 (R) prohibits the recognition of windfall tax benefits from stock-based compensation deducted on the tax return until realized through a reduction of income tax payable. Cumulative tax benefits totaling $202 million will be recorded in additional paid-in-capital when the net operating loss carryforward is utilized and the windfall tax benefit can be realized.

6. Income Taxes (continued)

SFAS No. 109 provides that deferred tax assets are to be reduced by a valuation allowance if, based on the weight of available positive and negative evidence, it is more likely than not (a likelihood of greater than 50 percent) that some portion or all of the deferred tax assets will not be realized. SFAS No. 109 further requires that in assessing the realizability of deferred tax assets, objective evidence (e.g. actual, historical information) should be given greater weight than subjective evidence (e.g. the outlook for future profitability). The valuation allowance should be sufficient to reduce the deferred tax assets to the amount that is more likely than not to be realized.

In both 2006 and 2007, we generated income from continuing operations in the U.S. The tax expense on such income was fully offset by the tax benefit of releasing a portion of the valuation allowance to reflect the realization of deferred taxes resulting from the generation of U.S. income. The impact of the release of the valuation allowances, and thus not recording tax expense on income generated in the U.S., is a reduction in our effective tax rate of 14.2% for both 2007 and 2006.

We continue to provide a full valuation allowance against all of our U.S. deferred tax assets as of December 31, 2007 because we do not believe it is more likely than not that we will be able to generate in the future sufficient levels of profitability in the U.S. to realize some or all of the deferred tax assets. U.S. profits of approximately $8.3 billion dollars would be required to fully realize the deferred tax assets as of December 31, 2007. Of that amount, $4.2 billion of U.S. profits would be required over the next 19 years to fully realize the deferred tax assets associated with federal net operating loss carry forwards. Our evaluation of the realizability of our deferred tax assets is inherently subjective and is based on our analysis and weighting of all positive and negative evidence available to us. This evaluation includes estimates and assumptions about a number of market, execution and economic variables. Our judgment as of December 31, 2007 has been formed based on these variables which include:

- We had a taxable loss in the U.S. in 2005 and, absent nonrecurring items, we would have also had a taxable loss in the U.S. in 2006. 2007 is the only year in the last three years in which we have generated income in the U.S. when considering only recurring items.

- Although our consolidated net income has reached record levels, we have continued to incur losses or have generated only marginal profitability in the U.S. because (a) Display Technologies, the key driver of our consolidated profitability, is largely a foreign-based business with only net royalty income occurring in the U.S.; (b) our Environmental and Life Sciences segments have lost money or have been only marginally profitable due to very significant U.S.-based factory start-up costs and developmental spending; and (c) improvement in our Telecommunications segment has been more than offset by higher U.S.-based research, development, and engineering, stock and incentive compensation and other administrative expenses.

- A significant factor in our forecasts of future U.S. taxable profitability is the amount of assumed royalties to be paid by our Display Technologies businesses to the U.S. The amount of such royalties could decline if our sales of LCD glass are impacted by:
  - manufacturing capacity constraints;
  - (a) reduced demand due to the slowing of corporate information technology and consumer spending or (b) challenges to pricing, both of which may arise from global economic pressures; or
  - shifts in the global market share of our customers which manufacture flat panel TV and computer monitors.

  Additionally, a change in our judgment regarding the sustainability of the level of these royalties in accordance with the principles of FIN 48, "Accounting for Uncertainty in Income Taxes" may also impact our forecasts of U.S. profitability.

Although we remain optimistic about our consolidated outlook for 2008 and beyond, as of December 31, 2007, we are sufficiently uncertain about our U.S.-based results, primarily due to the current economic uncertainty, but also due to a number of market and execution risks in our operating segments, particularly those pertaining to Display Technologies, as noted above that we have concluded that the positive evidence supporting realization of our U.S. deferred tax assets does not sufficiently outweigh the negative evidence that we will not realize our U.S. deferred tax assets.

We will update our assessment of the realizability of our U.S. deferred tax assets on a quarterly basis in 2008, taking into account year-to-date actual as well as forecasted U.S. results. If, after considering the actual results and the potential impact of the economic uncertainties and business risks considered in our 2007 year-end assessment as well as our FIN 48 assessment of the Display Technologies U.S. royalties we conclude that it is more likely than not that we will be profitable in the U.S. in 2008 and future years, we will quantify the portion of our U.S. deferred tax assets we believe to be realizable and reduce our valuation allowance accordingly. Until that time, we will continue to adjust the valuation allowance to offset the current U.S. income tax expense (or benefit) that would otherwise be recorded on income (or losses) in the U.S. and, therefore, reflect no net U.S. income tax expense.

6. Income Taxes (continued)

We do not provide income taxes on the post-1992 earnings of domestic subsidiaries that we expect to recover tax-free without significant cost. Income taxes have been provided for post-1992 unremitted earnings of domestic corporate joint ventures that we do not expect to recover tax-free. Unremitted earnings of domestic subsidiaries and corporate joint ventures that arose in fiscal years beginning on or before December 31, 1992 have been indefinitely reinvested. We currently provide income taxes on the earnings of foreign subsidiaries and affiliated companies to the extent these earnings are currently taxable or expected to be remitted. As of December 31, 2007, taxes have not been provided on approximately $4.0 billion of accumulated foreign unremitted earnings which are expected to remain invested indefinitely.

We adopted the provisions of FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes," (FIN 48) effective January 1, 2007. As a result of the implementation of FIN 48, we recognized a $25 million increase in the liability for unrecognized tax benefits and a decrease to the January 1, 2007, balance of retained earnings of $4 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

Balance at January 1, 2007	$	**56**
Additions based on tax positions related to the current year		**2**
Additions for tax positions of prior years		**13**
Reductions for tax positions of prior years		**(23)**
Settlements and lapse of statue of limitations		**(8)**
Balance at December 31, 2007	$	**40**

Included in the balance at December 31, 2007 is $25 million of unrecognized tax benefits which would impact our effective tax rate if recognized.

We recognize accrued interest and penalties associated with uncertain tax positions as part of tax expense. During the years ended December 31, 2007, 2006, and 2005, we recognized approximately $1 million of interest expense, $0.5 million and $2.6 million in interest income, respectively. We had approximately $7.1 million and $4.1 million accrued at December 31 2007 and 2006, respectively, for the payment of interest and penalties.

Corning Incorporated, as the common parent company, and all 80%-or-more-owned U.S. subsidiaries join in the filing of consolidated U.S. federal income tax returns. All such returns for periods ended through December 31, 2004, have been audited by and settled with the Internal Revenue Service (IRS). We expect the IRS to begin the examination of our consolidated U.S. federal income tax returns for the years ended December 31, 2005 and December 31, 2006 in the first quarter of 2008.

Corning Incorporated and U.S. subsidiaries file income tax returns on a combined, unitary or stand-alone basis in multiple state and local jurisdictions, which generally have statutes of limitations ranging from 3 to 5 years. Various state income tax returns are currently in the process of examination or administrative appeal.

Our foreign subsidiaries file income tax returns in the countries in which they have operations. Generally, these countries have statutes of limitations ranging from 3 to 7 years. Years still open to examination by foreign tax authorities in major jurisdictions include Japan (2000 onward) and Taiwan (2004 onward).

While we expect the amount of unrecognized tax benefits to change in the next 12 months, we do not expect the change to have a significant impact on the results of operations or our financial position.

7. Investments

Investments comprise the following (in millions):

	Ownership Interest (1)	December 31, 2007		December 31, 2006	
Affiliated companies accounted for under the equity method:					
Samsung Corning Precision Glass Co., Ltd.	50%	$	**1,863**	$	1,380
Dow Corning Corporation	50%		**931**		683
Samsung Corning Co., Ltd.	50%				254
All other	25%-50%		**238**		202
			3,032		2,519
Other investments			**4**		3
Total		$	**3,036**	$	2,522

(1) Amounts reflect Corning's direct ownership interests in the respective affiliated companies. Corning does not control any of such entities.

7. Investments (continued)

Until December 31, 2007, Corning had a 50% interest in Samsung Corning Company, Ltd. (Samsung Corning), a producer of glass panels and funnels for cathode ray tubes for televisions and computer monitors, with manufacturing facilities in Korea, Germany, China and Malaysia. Samsung Electronics Company, Ltd. and affiliates owned the remaining 50% interest in Samsung Corning. On December 31, 2007, Samsung Corning Precision acquired all of the outstanding shares of Samsung Corning in a transaction accounted for by Samsung Corning Precision as a purchase. After the transaction, Corning retained its 50% interest in Samsung Corning Precision.

Affiliated Companies at Equity

The results of operations and financial position of the investments accounted for under the equity method follow (in millions):

	For the years ended December 31,		
	2007	2006	2005
Statement of Operations:			
Net sales	**$ 8,837**	$ 8,039	$ 6,979
Gross profit	**$ 3,852**	$ 3,368	$ 2,866
Net income	**$ 1,978**	$ 1,968	$ 1,250
Corning's equity in earnings of affiliated companies (1)(2)	**$ 942**	$ 960	$ 611
Related Party Transactions:			
Corning sales to equity company affiliates	**$ 51**	$ 43	$ 9
Corning purchases from equity company affiliates	**$ 32**	$ 61	$ 101
Corning transfers of assets, at cost, to affiliates	**$ 110**	$ 71	$ 116
Dividends received from affiliated companies	**$ 490**	$ 363	$ 301
Royalty income from affiliated companies	**$ 149**	$ 88	$ 75

	December 31,	
	2007	2006
Balance Sheet:		
Current assets	**$ 5,268**	$ 5,027
Noncurrent assets	**$ 7,521**	$ 6,358
Short-term borrowings, including current portion of long-term debt	**$ 104**	$ 94
Other current liabilities	**$ 2,144**	$ 1,825
Long-term debt	**$ 72**	$ 339
Other long-term liabilities	**$ 3,368**	$ 2,879
Minority interest	**$ 414**	$ 346
Related Party Transactions:		
Balances due from affiliates	**$ 35**	$ 26
Balances due to affiliates	**$ 7**	$ 8

(1) Equity in earnings shown above and in the consolidated statements of operations are net of amounts recorded for income tax.
(2) Amounts include the following restructuring, impairment and other charges and (credits):
- In 2007, equity earnings from Samsung Corning were reduced by $40 million primarily due to restructuring and impairment charges.
- In 2006, Dow Corning reached settlement with the IRS regarding liabilities for tax years 1992 to 2003. Equity earnings reflected a $33 million gain as a result of the settlement which resolved all Federal tax issues related to Dow Corning's implant settlement.
- In 2006, Samsung Corning recorded the following items which increased Corning's equity earnings by $2 million, net: a gain on the sale of land which increased Corning's equity earnings by $61 million; an impairment charge for certain long-lived assets which reduced Corning's equity earnings by $46 million; and the establishment of a valuation allowance for certain deferred tax assets which reduced Corning's equity earnings by $13 million.
- In 2005, Samsung Corning incurred impairment and other charges as a result of a decline in the projected operating results for its cathode ray tube (CRT) glass business. The charge, which included certain manufacturing assets and severance and exit costs, reduced Corning's equity earnings by $106 million in the third quarter.
- In 2005, Dow Corning recorded a gain on the issuance of subsidiary stock. Our equity earnings included $11 million related to this gain.

We have contractual agreements with several of our equity investees which include sales, purchasing, licensing and technology agreements.

At December 31, 2007, approximately $2.7 billion of equity in undistributed earnings of equity companies was included in our accumulated deficit.

7. Investments (continued)

A discussion and summarized results of Corning's significant investees at December 31, 2007 follows:

Samsung Corning Precision Glass Co., Ltd. (Samsung Corning Precision)

Samsung Corning Precision is a South Korea-based manufacturer of liquid crystal display glass for flat panel displays. Samsung Corning Precision's financial position and results of operations follow (in millions):

	For the years ended December 31,		
	2007	2006	2005
Statement of Operations:			
Net sales	$ **2,400**	$ 2,115	$ 1,660
Gross profit	$ **1,681**	$ 1,510	$ 1,234
Net income	$ **1,193**	$ 1,128	$ 848
Corning's equity in earnings of Samsung Corning Precision	$ **582**	$ 555	$ 408
Related Party Transactions:			
Corning sales to Samsung Corning Precision	$ **20**	$ 15	
Corning purchases from Samsung Corning Precision	$ **17**	$ 39	$ 71
Corning transfer of machinery and equipment to Samsung Corning Precision at cost (1)	$ **110**	$ 71	$ 116
Dividends received from Samsung Corning Precision	$ **217**	$ 210	$ 156
Royalty income from Samsung Corning Precision	$ **141**	$ 82	$ 65

	December 31,	
	2007	2006
Balance Sheet:		
Current assets	$ **1,217**	$ 606
Noncurrent assets	$ **3,501**	$ 2,565
Short-term borrowings, including current portion of long-term debt	$ **42**	$ 28
Other current liabilities	$ **670**	$ 256
Long-term debt	$ **12**	
Other long-term liabilities	$ **174**	$ 125

(1) Corning purchases machinery and equipment on behalf of Samsung Corning Precision to support its capital expansion initiatives. The machinery and equipment are transferred to Samsung Corning Precision at our cost basis, resulting in no revenue or gain being recognized on the transaction.

Balances due to and from Samsung Corning Precision were $6 million and $31 million, respectively, at December 31, 2007 and $2 million and $19 million, respectively, at December 31, 2006.

In February 2006, Corning made a capital contribution to Samsung Corning Precision in the amount of 75 billion Korean won (approximately $77 million USD).

On December 31, 2007, Samsung Corning Precision acquired all of the outstanding shares of Samsung Corning. After the transaction, Corning retained its 50% interest in Samsung Corning Precision. As a result of this transaction, a difference now exists between the carrying amount of Corning's investment in Samsung Corning Precision and 50% of the net assets of Samsung Corning Precision because Samsung Corning Precision accounted for the transaction at fair value while Corning accounted for the transaction at historical cost.

As of December 31, 2007, Samsung Corning Precision was one of approximately thirty co-defendants in a lawsuit filed by Seoul Guarantee Insurance Co. and 13 other creditors. Refer to Samsung Corning Co., Ltd. Section of this note for additional information.

7. Investments (continued)

In February 2006, Corning made a capital contribution to Samsung Corning Precision in the amount of 75 billion Korean won (approximately 77 million USD).

<u>Samsung Corning Co., Ltd. (Samsung Corning)</u>
Samsung Corning was a South Korea-based manufacturer of glass panels and funnels for cathode ray tube (CRT) television and display monitors.

In the fourth quarter of 2007, Samsung Corning recorded a gain of approximately $17 million on metal and scrap sales which increased Corning's equity earnings by approximately $8 million in the fourth quarter. Samsung Corning also recorded asset impairment and restructuring charges of $28 million. This charge reduced Corning's equity earnings by approximately $14 million in the fourth quarter.

During 2007, Samsung Corning incurred impairment and other charges totaling $94 million as a result of a decline in the projected operating results for certain display businesses. These charges reduced Corning's equity earnings by $47 million. Also in 2007, Samsung Corning recorded gains of approximately $30 million on the sale of precious metals which increased Corning's equity earnings by $15 million.

In the fourth quarter of 2006, Samsung Corning recorded a gain on the sale of land totaling $122 million, which increased Corning's equity earnings by $61 million. Samsung Corning also recorded a charge of $25 million for the establishment of a valuation allowance against certain deferred tax assets. This charge reduced Corning's equity earnings by approximately $13 million in the fourth quarter. During 2006, Samsung Corning incurred impairment and other charges totaling $93 million as a result of a decline in the projected operating results for certain display businesses. These charges reduced Corning's equity earnings by $46 million.

In 2005, Samsung Corning incurred impairment and other charges of $212 million as a result of decline in the projected operating results of its CRT glass business. The charge, which included certain manufacturing assets and severance and exit costs, reduced Corning's equity earnings by $106 million.

On December 31, 2007, Samsung Corning Precision, a South Korean manufacturer of glass substrates for use in liquid crystal displays, which is 50%-owned by Corning, acquired all of the outstanding shares of Samsung Corning in a transaction accounted for by Samsung Corning Precision as a purchase. After the transaction, Corning retained its 50% interest in Samsung Corning Precision.

Samsung Corning's financial position and results of operations follow (in millions):

	For the years ended December 31,		
	2007	2006	2005
Statement of Operations:			
Net sales	**$ 521**	$ 786	$ 823
Gross profit	**$ 103**	$ 68	$ 87
Net income	**$ (80)**		$ (249
Corning's equity in (losses) earnings of Samsung Corning	**$ (50)**		$ (112
Dividends received from Samsung Corning	**$ 75**		$ 22
Royalty income from Samsung Corning	**$ 4**	$ 4	$ 9

	December 31,	
	2007	2006
Balance Sheet:		
Current assets		$ 526
Noncurrent assets		$ 247
Other current liabilities		$ 139
Long-term debt		$ 53
Other long-term liabilities		$ 23
Minority interest		$ 48

7. Investments (continued)

Prior to their merger, Samsung Corning Precision Glass Co., Ltd. (Samsung Corning Precision) and Samsung Corning Co. Ltd. (Samsung Corning) were two of approximately thirty co-defendants in a lawsuit filed by Seoul Guarantee Insurance Co. and fourteen other creditors (SGI and Creditors) for alleged breach of an agreement that approximately thirty affiliates of the Samsung group entered into with SGI and Creditors in September 1999 ("the Agreement"). The lawsuit is pending in the courts of South Korea. According to the Agreement, the Samsung affiliates agreed to sell 3.5 million shares of Samsung Life Insurance Co., Ltd. (SLI) by December 31, 2000, which were transferred to SGI and Creditors in connection with the petition for court receivership of Samsung Motor Inc. In the lawsuit, SGI and Creditors allege that, in the event that the proceeds of sale of the SLI shares is less than 2.45 trillion Korean won (approximately $2.64 billion), the Samsung affiliates allegedly agreed to compensate SGI and Creditors for the shortfall, by other means, including the sale of an additional 500,000 SLI shares and Samsung affiliates' purchase of equity or subordinated debentures to be issued by SGI and Creditors. Any excess proceeds from the sale of the SLI shares are to be distributed to the Samsung affiliates. The suit asks for total damages of 4.73 trillion Korean won (approximately $5.11 billion) plus penalty interest. On January, 31, 2008, the court in this case ruled that the Agreement was valid and that Samsung affiliates have a joint and severable liability for the principal (less a proportion of that amount for any SLI shares sold by any of the SLI Creditors), plus interest at a rate of 6% per annum. The total amount payable under the court ruling was $2.44 billion Korean won ($1.70 billion in principal and the remainder in interest). Due to the uncertainties around the financial impact to each of the respective Samsung affiliates, Samsung Corning Precision is unable to reasonably estimate the amount of potential loss associated with this case and therefore no provision for such loss is reflected in its financial statements. Other than as described above, no claim in these matters has been asserted against Corning Incorporated or any of its affiliates.

Dow Corning Corporation (Dow Corning)

Dow Corning is a U.S.-based manufacturer of silicone products. In 1995, Corning fully impaired its investment of Dow Corning upon its entry into bankruptcy proceedings and did not recognize net equity earnings from the second quarter of 1995 through the end of 2002. Corning began recognizing equity earnings in the first quarter of 2003 when management concluded that Dow Corning's emergence from bankruptcy protection was probable. Dow Corning emerged from bankruptcy in 2004. See discussion below for additional information and for a history of this matter. Corning considers the $249 million difference between the carrying value of its investment in Dow Corning and its 50% share of Dow Corning's equity to be permanent.

Dow Corning's financial position and results of operations follow (in millions):

	For the years ended December 31,		
	2007	2006	2005
Statement of Operations:			
Net sales	**$ 4,943**	$ 4,392	$ 3,878
Gross profit	**$ 1,747**	$ 1,528	$ 1,312
Net income	**$ 690**	$ 668	$ 507
Corning's equity in earnings of Dow Corning	**$ 345**	$ 334	$ 253
Related Party Transactions:			
Corning purchases from Dow Corning	**$ 13**	$ 12	$ 8
Dividends received from Dow Corning	**$ 130**	$ 90	$ 45

	December 31,	
	2007	2006
Balance Sheet:		
Current assets	**$ 3,511**	$ 3,171
Noncurrent assets	**$ 3,688**	$ 2,793
Short-term borrowings, including current portion of long-term debt	**$ 24**	$ 44
Other current liabilities	**$ 1,243**	$ 1,003
Long-term debt	**$ 43**	$ 39
Other long-term liabilities	**$ 3,145**	$ 2,717
Minority interest	**$ 383**	$ 298

In 2006, Dow Corning recorded a gain related to their settlement with the IRS regarding liabilities for tax years 1992 to 2003. This settlement resolves all federal tax issues related to Dow Corning's implant settlement. Corning's equity earnings included $33 million related to this gain.

7. Investments (continued)

Corning and Dow Chemical each own 50% of the common stock of Dow Corning. In May 1995, Dow Corning filed for bankruptcy protection to address pending and claimed liabilities arising from many thousands of breast implant product lawsuits. On June 1, 2004, Dow Corning emerged from Chapter 11 with a Plan of Reorganization (the Plan) which provided for the settlement or other resolution of implant claims. The Plan also includes releases for Corning and Dow Chemical as shareholders in exchange for contributions to the Plan.

Under the terms of the Plan, Dow Corning has established and is funding a Settlement Trust and a Litigation Facility to provide a means for tort claimants to settle or litigate their claims. Inclusive of insurance, Dow Corning has paid approximately $1.5 billion to the Settlement Trust. As of December 31, 2007, Dow Corning had recorded a reserve for breast implant litigation of $1.7 billion and anticipates insurance receivables of $131 million. As a separate matter arising from the bankruptcy proceedings, Dow Corning is defending claims asserted by a number of commercial creditors who claim additional interest at default rates and enforcement costs, during the period from May 1995 through June 2004. On July 26, 2006, the U.S. Court of Appeals vacated the judgment of the District Court fixing the interest component, ruled that default interest and enforcement costs may be awarded subject to equitable factors to be determined, and directed that the matter be remanded for further proceedings. Dow Corning's petition for rehearing by the Court of Appeals and its petition for a writ of certiorari with the U.S. Supreme Court were both denied. As of December 31, 2007, Dow Corning has estimated the interest payable to commercial creditors to be within the range of $71 million to $236 million. As Dow Corning management believes no single amount within the range appears to be a better estimate than any other amount within the range, Dow Corning has recorded the minimum liability within the range. Should Dow Corning not prevail in this matter, Corning's equity earnings would be reduced by its 50% share of the amount in excess of $71 million, net of applicable tax benefits. There are a number of other claims in the bankruptcy proceedings against Dow Corning awaiting resolution by the U.S. District Court, and it is reasonably possible that Dow Corning may record bankruptcy-related charges in the future. There are no remaining tort implant claims against Corning, other than those that will be channeled by the Plan into facilities established by the Plan or otherwise defended by the Litigation Facility.

Pittsburgh Corning Corporation (PCC)

Corning and PPG Industries, Inc. (PPG) each own 50% of the capital stock of Pittsburgh Corning Corporation (PCC). Over a period of more than two decades, PCC and several other defendants have been named in numerous lawsuits involving claims alleging personal injury from exposure to asbestos. On April 16, 2000, PCC filed for Chapter 11 reorganization in the U.S. Bankruptcy Court for the Western District of Pennsylvania. As a result of PCC's bankruptcy filing, Corning recorded an after-tax charge of $36 million in 2001 to fully impair its investment in PCC and discontinued recognition of equity earnings. At the time PCC filed for bankruptcy protection, there were approximately 12,400 claims pending against Corning in state court lawsuits alleging various theories of liability based on exposure to PCC's asbestos products and typically requesting monetary damages in excess of one million dollars per claim. Corning has defended those claims on the basis of the separate corporate status of PCC and the absence of any facts supporting claims of direct liability arising from PCC's asbestos products. Corning is also currently named in approximately 10,300 other cases (approximately 41,700 claims) alleging injuries from asbestos and similar amounts of monetary damages per claim. Those cases have been covered by insurance without material impact to Corning to date. Asbestos litigation is inherently difficult, and past trends in resolving these claims may not be indicators of future outcomes.

In the bankruptcy court in April 2000, PCC obtained a preliminary injunction against the prosecution of asbestos actions arising from PCC's products against its two shareholders to afford the parties a period of time in which to negotiate a plan of reorganization for PCC (the PCC Plan).

On May 14, 2002, PPG announced that it had agreed with certain of its insurance carriers and representatives of current and future asbestos claimants on the terms of a settlement arrangement applicable to claims arising from PCC's products.

On March 28, 2003, Corning announced that it had reached agreement with the representatives of asbestos claimants for the settlement of all current and future asbestos claims against it and PCC, which might arise from PCC products or operations. The proposed settlement, if the PCC Plan is approved and becomes effective, would require Corning to relinquish its equity interest in PCC, contribute its equity interest in Pittsburgh Corning Europe N.V. (PCE), a Belgian corporation, and contribute 25 million shares of Corning common stock. Corning would also pay a total of $140 million in six annual installments (present value $131 million at March 2003), beginning one year after the PCC Plan becomes effective, with 5.5 percent interest from June 2004, and assign certain insurance policy proceeds from its primary insurance and a portion of its excess insurance at the time of settlement.

The PCC Plan received a favorable vote from creditors in March 2004. Hearings to consider objections to the PCC Plan were held in the Bankruptcy Court in May 2004. In February 2006, the Bankruptcy Court requested that the PCC Plan proponents delete reference to Section 105(a) of the Bankruptcy Code and resubmit the PCC Plan. The final round of oral argument was held on July 21, 2006.

7. Investments (continued)

On December 21, 2006, the Bankruptcy Court issued an order denying confirmation of the PCC Plan for reasons set out in a memorandum opinion. Several parties, including Corning, filed motions for reconsideration. These motions were argued on March 5, 2007, and the Bankruptcy Court reserved decision. On January 10, 2008, some of the parties in the proceeding advised the Bankruptcy Court that they had made substantial progress on an Amended Plan of Reorganization that would make it unnecessary for the Bankruptcy Court to decide the motion for reconsideration. If the Bankruptcy Court does not approve the PCC Plan in its current form, or parties to the proceedings agree to amend the PCC Plan, changes to the PCC Plan are reasonably likely to occur that could significantly reduce the value Corning would pay in such a changed plan.

The outcome of these proceedings is uncertain, and confirmation of the current PCC Plan or any amended PCC Plan is subject to a number of contingencies. However, apart from the quarterly mark-to-market adjustment in the value of the components of the settlement, management believes that the likelihood of a material adverse impact to Corning's financial statements is remote.

Two of Corning's primary insurers and several excess insurers have commenced litigation for a declaration of the rights and obligations of the parties under insurance policies, including rights that may be affected by the settlement arrangement described above. Corning is vigorously contesting these cases. Management is unable to predict the outcome of this insurance litigation.

Since March 31, 2003, we have recorded total net charges of $1.0 billion to reflect the agreed settlement contributions and subsequent adjustments for the change in the settlement value of the components.

The liability expected to be settled by contribution of our investment in PCE, assigned insurance proceeds, and the 25 million shares of our common stock, which totals $833 million at December 31, 2007, is recorded in the other accrued liabilities component in our consolidated balance sheets. This portion of the PCC liability is considered a "due on demand" obligation. Accordingly, this portion of the obligation has been classified as a current liability even though it is possible that the contribution could be made beyond one year. The remaining portion of the settlement liability, which totals $169 million at December 31, 2007, representing the net present value of the cash payments, is recorded in the other liabilities component in our consolidated balance sheets.

8. Property, Net of Accumulated Depreciation

Property, net follows (in millions):

	December 31,	
	2007	2006
Land	**$ 68**	$ 68
Buildings	**2,553**	2,226
Equipment	**7,179**	6,163
Construction in progress	**645**	823
	10,445	9,280
Accumulated depreciation	**(4,459)**	(4,087)
Total	**$ 5,986**	$ 5,193

Approximately $19 million, $37 million, and $27 million of interest costs were capitalized as part of property, net in 2007, 2006, and 2005, respectively.

9. Goodwill and Other Intangible Assets

Goodwill

There were no changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2006. Balances by segment are as follows (in millions):

	Telecommunications	Display Technologies	Other (1)	Total
Balance at December 31, 2007	$118	$9	$150	$277

(1) This balance relates to our Specialty Materials operating segment which is included in the All Other segment.

Other Intangible Assets

The carrying amount of other intangible assets follows (in millions):

	December 31,					
	2007			2006		
	Gross	**Accumulated Amortization**	**Net**	Gross	Accumulated Amortization	Net
Amortized intangible assets:						
Patents and trademarks	$ **127**	$ **102**	$ **25**	$ 147	$ 112	$ 35
Non-competition agreements	**109**	**107**	**2**	116	116	
Other	**5**	**1**	**4**	5	1	4
Total	$ **241**	$ **210**	$ **31**	$ 268	$ 229	$ 39

Amortized intangible assets are primarily related to the Telecommunications segment. Amortization expense related to these intangible assets was approximately $10 million annually for the periods presented. Amortization expense is estimated to be approximately $11 million for 2008, $11 million in 2009, and insignificant thereafter.

10. Other Liabilities

Other accrued liabilities follow (in millions):

	December 31,	
	2007	2006
Current liabilities:		
Wages and employee benefits	$ **389**	$ 363
Asbestos settlement	**833**	656
Income taxes	**181**	125
Customer deposits	**222**	213
Other current liabilities	**255**	311
Other accrued liabilities	$ **1,880**	$ 1,668
Non-current liabilities:		
Asbestos settlement	$ **169**	$ 160
Customer deposits	**308**	420
Other non-current liabilities	**426**	440
Other liabilities	$ **903**	$ 1,020

Asbestos Settlement

The current liability is expected to be settled by contribution of our investment in PCE, assigned insurance proceeds, and 25 million shares of Corning common stock, if and when the PCC Plan becomes effective. As the timing of the settlement of the obligation under this portion of the PCC liability is outside of Corning's control, this liability is considered a "due on demand" obligation. Accordingly, this portion of the obligation has been classified as a current liability, even though it is possible that the contribution could be made in 2009 or later. The non-current liability represents the net present value of cash payments which will be contributed to the PCC Plan in six installments beginning one year after the PCC Plan is effective. Refer to Note 7 (Investments) for additional information on the asbestos settlement.

10. Other Liabilities (continued)

Customer Deposits

In 2005 and 2004, several of Corning's customers entered into long-term purchase and supply agreements in which Corning's Display Technologies segment will supply large-size glass substrates to these customers over periods of up to six years. As part of the agreements, these customers agreed to make advance cash deposits to Corning for a portion of the contracted glass to be purchased.

Upon receipt of the cash deposits made by customers, we recorded a customer deposit liability. This liability is reduced at the time of future product sales over the life of the agreements. As product is shipped to a customer, Corning recognizes revenue at the selling price and issues credit memoranda for an agreed amount of the customer deposit liability. The credit memoranda are applied against customer receivables resulting from the sale of product, thus reducing operating cash flows in later periods as these credits are applied for cash deposits received in earlier periods.

Customer deposits have been received in the following periods (in millions):

	2006	2007	Total
Customer deposits received	$171	$105	$276

We do not expect to receive additional deposits related to these agreements.

In 2007 and 2006, we issued credit memoranda which totaled $231 million and $126 million for the years, respectively. These credits are not included in the above table. Customer deposit liabilities were $531 million and $633 million at December 31, 2007 and 2006, respectively, of which $222 million and $213 million, were recorded in the current portion of other accrued liabilities in our consolidated balance sheets.

In the event customers elect not to purchase the agreed upon quantities of product, subject to specific conditions outlined in the agreements, Corning may retain certain amounts of the customer deposits. If Corning does not deliver agreed upon product quantities, subject to specific conditions outlined in the agreements, Corning may be required to return certain amounts of customer deposits.

11. Debt

(In millions):

	December 31,	
	2007	2006
Current portion of long-term debt	**$ 23**	$ 20
Long-term debt		
Notes, 6.3%, due 2009	**$ 54**	$ 54
Euro notes, 6.25%, due 2010	**51**	270
Debentures, 6.75%, due 2013	**100**	100
Debentures, 5.90%, due 2014	**200**	200
Debentures, callable, 6.05%, due 2015	**100**	100
Debentures, 6.20%, due 2016	**205**	200
Debentures, 8.875%, due 2016	**81**	80
Debentures, 8.875%, due 2021	**83**	81
Medium-term notes, average rate 7.66%, due through 2025	**45**	45
Debentures, 6.85%, due 2029	**154**	150
Debentures, callable, 7.25%, due 2036	**250**	250
Other, average rate 3.2%, due through 2015	**214**	186
Total long-term debt	**1,537**	1,716
Less current portion of long-term debt	**23**	20
Long-term debt	**$ 1,514**	$ 1,696

At December 31, 2007 and 2006, the weighted-average interest rate on current portion of long-term debt was 2.4%.

Based on borrowing rates currently available to us for loans with similar terms and maturities, the fair value of long-term debt was $1.6 billion at December 31, 2007, and $1.8 billion at December 31, 2006.

11. Debt (continued)

The following table shows debt maturities by year at December 31, 2007 (in millions):

2008	2009	2010	2011	2012	Thereafter
$23	$74	$79	$53	$58	$1,230

In the fourth quarter of 2006, we amended our existing revolving credit facility. The amended facility provides us access to a $1.1 billion unsecured multi-currency line of credit and expires in 2011. The facility includes two financial covenants, including a leverage test (debt to capital ratio), and an interest coverage ratio (calculated on the most recent four quarters). As of December 31, 2007, we were in compliance with these covenants.

Debt Retirements

During the years ended December 31, 2007, 2006 and 2005, we retired a significant portion of our outstanding notes and debentures as part of a debt reduction program. The debt was retired through a combination of cash repurchases and exchanges for Corning common stock. The following table summarizes the activities related to our debt retirements (in millions):

	Book Value of Debentures Retired	Cash Paid	Shares Issued	Loss
2007 activity:				
Euro Notes, 6.25%, due 2010	**$ 223**	**$ 238**		**$ (15)**
Other Loans payable	**20**	**20**		
Total 2007 activity	**$ 243**	**$ 258**		**$ (15)**
2006 activity:				
Debentures, 8.3%, due 2025 (1)	$ 129	$ 129		
Euro Notes, 6.25%, due 2010	119	127		$ (8)
Debentures, 6.3%, due 2009	96	99		(3)
Other Loans payable	27	27		
Total 2006 activity	$ 371	$ 382		$ (11)
2005 activity:				
Convertible debentures, 3.5%, due 2008	$ 297	$ 2	31	
Euro notes, 5.625%, due 2005	189	189		
Oak 4 7/8% Subordinated notes, due 2008	96		6	
Debentures, 7% due 2007	88	100		$ (12)
Zero coupon convertible debentures, 2%, due 2015	277	277(2)		(4)
Other Loans payable	11	11		
Total 2005 activity	$ 958	$ 579	37	$ (16)

(1) Book value includes a deferred gain related to an interest rate swap on the 8.3% coupon medium-term notes due April 4, 2025 of $5 million.
(2) The zero coupon convertible debentures cash payment includes $23 million of interest.

Issuance of Long-Term Debt

At December 31, 2006, our remaining capacity under the shelf registration statement was approximately $1.8 billion. In the third quarter of 2006, we issued $250 million of 7.25% senior unsecured notes for net proceeds of approximately $246 million. The notes mature on August 15, 2036. We can redeem or repurchase the debentures at any time.

In the second quarter of 2005, we issued $100 million of 6.05% senior unsecured notes for net proceeds of approximately $99 million. The notes mature on June 15, 2015. We may redeem the debentures at any time. The $100 million debt issuance, along with a common stock offering of 20 million shares for net proceeds of approximately $323 million, were issued under our existing $5 billion universal shelf registration statement that became effective in March 2001.

12. Employee Retirement Plans

Defined Benefit Plans

We have defined benefit pension plans covering certain domestic and international employees. Our funding policy has been to contribute, as necessary, an amount in excess of the minimum requirements in order to achieve the company's long-term funding targets. In 2007, we made a voluntary contribution of $149 million to our domestic and international pension plans. In 2006, we made an incremental contribution of $15 million to our domestic and international pension plans.

We use a December 31 measurement date for our domestic defined benefit plans. The measurement dates for our foreign defined benefit pension plans are September 30.

In 2000, we amended our U.S. pension plan to include a cash balance pension feature. Certain salaried and non-union hourly employees remain in the traditional defined benefit plan. All salaried and non-union hourly employees hired after July 1, 2000, are automatically participants in the new cash balance plan. Under the cash balance plan, employee accounts are credited monthly with a percentage of eligible pay based on age and years of service. Benefits are 100% vested after five years of service. The Pension Protection Act of 2006 requires vesting after three years for cash balance plans by January 1, 2008. Corning will adopt this measure on January 1, 2008.

Corning offers postretirement plans that provide health care and life insurance benefits for retirees and eligible dependents. Certain employees may become eligible for such postretirement benefits upon reaching retirement age. Prior to January 1, 2003, our principal retiree medical plans required retiree contributions each year equal to the excess of medical cost increases over general inflation rates. For current retirees (including surviving spouses) and active employees eligible for the salaried retiree medical program, we have placed a "cap" on the amount we will contribute toward retiree medical coverage in the future. The cap will equal 120% of our 2005 contributions toward retiree medical benefits. Once our contributions toward salaried retiree medical costs reach this cap, impacted retirees will have to pay the excess amount in addition to their regular contributions for coverage.

12. Employee Retirement Plans (continued)

Obligations and Funded Status

The change in benefit obligation and funded status of our employee retirement plans follow (in millions):

	Pension Benefits		Postretirement Benefits	
December 31,	**2007**	2006	**2007**	2006
Change in Benefit Obligation				
Benefit obligation at beginning of year	**$ 2,638**	$ 2,544	**$ 803**	$ 874
Service cost	**53**	52	**12**	11
Interest cost	**145**	141	**44**	44
Plan participants' contributions	**2**	2	**5**	5
Amendments	**(5)**	41		(9)
Curtailment gain	**(12)**	(2)		
Actuarial (gains) losses	**(44)**	(23)	**6**	(56)
Acquisitions/divestitures	**(43)**			
Benefits paid	**(159)**	(156)	**(71)**	(71)
Less: Medicare subsidy			**5**	5
Foreign currency translation	**14**	39		
Benefit obligation at end of year	**$ 2,589**	$ 2,638	**$ 804**	$ 803
Change in Plan Assets				
Fair value of plan assets at beginning of year	**2,361**	2,238		
Actual gain on plan assets	**242**	236		
Employer contributions	**146**	15		
Plan participants' contributions	**2**	2		
Benefits paid	**(159)**	(156)		
Foreign currency translation	**5**	26		
Fair value of plan assets at end of year	**$ 2,597**	$ 2,361		
Funded Status at End of Year				
Fair value of plan assets	**2,597**	2,361		
Benefit obligations	**(2,589)**	(2,638)	**(804)**	(803)
Funded status of plans	**$ 8**	$ (277)	**$ (804)**	$ (803)
Amounts recognized in the consolidated balance sheets consist of:				
Noncurrent asset	**$ 266**	$ 50		
Current liability	**(9)**	(9)	**$ (60)**	$ (64)
Noncurrent liability	**(249)**	(318)	**(744)**	(739)
Recognized asset (liability)	**$ 8**	$ (277)	**$ (804)**	$ (803)
Amounts recognized in accumulated other comprehensive income consist of:				
Net actuarial loss	**$ 365**	$ 509	**$ 174**	$ 173
Prior service cost (credit)	**44**	69	**(23)**	(25)
Transition asset	**(1)**	(1)		
Amount recognized at end of year	**$ 408**	$ 577	**$ 151**	$ 148

The accumulated benefit obligation for defined benefit pension plans was $2.5 billion at December 31, 2007 and 2006.

The following information is presented for pension plans where the projected benefit obligation as of December 31, 2007 and 2006 exceeded the fair value of plan assets (in millions):

	December 31,	
	2007	2006
Projected benefit obligation	**$ 288**	$ 567
Fair value of plan assets	**14**	241

12. Employee Retirement Plans (continued)

The following information is presented for pension plans where the accumulated benefit obligation as of December 31, 2007 and 2006 exceeded the fair value of plan assets (in millions):

	December 31, 2007	December 31, 2006
Accumulated benefit obligation	**$ 261**	$ 279
Fair value of plan assets	**14**	11

The components of net periodic benefit expense for our employee retirement plans follow (in millions):

	Pension Benefits			Postretirement Benefits		
Years ended December 31,	**2007**	2006	2005	**2007**	2006	2005
Service cost	**$ 53**	$ 52	$ 46	**$ 12**	$ 11	$ 10
Interest cost	**145**	141	132	**44**	44	43
Expected return on plan assets	**(182)**	(167)	(154)			
Amortization of net loss	**12**	34	29	**6**	6	9
Amortization of prior service cost (credit)	**30**	9	7	**(3)**	(3)	(4)
Net periodic benefit expense	**58**	69	60	**59**	58	58
Curtailment loss (gain)			1			
Special termination benefits			1			
Total periodic benefit expense	**$ 58**	$ 69	$ 62	**$ 59**	$ 58	$ 58
Other changes in plan assets and benefit obligations recognized in other comprehensive income:						
Current year actuarial (gain) loss	**$ (106)**			**$ 6**		
Amortization of actuarial gain (loss)	**(30)**			**(6)**		
Amortization of prior service credit (cost)	**(12)**			**3**		
Total recognized in other comprehensive income	**$ (148)**			**$ 3**		
Total recognized in net periodic benefit cost and other comprehensive income	**$ (90)**	$ 69	$ 62	**$ 62**	$ 58	$ 58

The Company expects to recognize $14 million of net loss and $10 million of net prior service cost as a component of net periodic pension cost in 2008 for its defined benefit pension plans. The Company expects to recognize $9 million of net loss and $3 million of net prior service credit as a component of net periodic postretirement benefit cost in 2008.

Corning uses a specific bond matching/spot rate yield curve model for estimating the appropriate discount rate for pension and postretirement benefit assumptions. This model develops a hypothetical yield curve and associated spot rate curve to discount the plan's projected benefit payments and match payment durations. Once the present value of projected benefit payments is calculated, the suggested discount rate is equal to the level rate that results in the same present value. The yield curve is based on actual high-quality corporate bonds across the full maturity spectrum. The curve is developed from yields on approximately 550-600 Moody's Aa-graded, non-callable bonds. The highest and lowest 10th percentile yields are excluded from the curve in order to eliminate outliers in the bond population.

Measurement of postretirement benefit expense is based on assumptions used to value the postretirement benefit obligation at the beginning of the year.

12. Employee Retirement Plans (continued)

The weighted-average assumptions used to determine benefit obligations at December 31 follow:

	Pension Benefits						Postretirement Benefits		
	Domestic			International			Domestic		
	2007	2006	2005	**2007**	2006	2005	**2007**	2006	2005
Discount rate	**6.00%**	5.75%	5.50%	**4.58%**	4.59%	4.52%	**6.00%**	5.75%	5.50%
Rate of compensation increase	**5.00%**	5.00%	4.50%	**3.99%**	3.89%	3.73%	**5.00%**	5.00%	4.50%

The weighted-average assumptions used to determine net periodic benefit cost for years ended December 31 follow:

	Pension Benefits						Postretirement Benefits		
	Domestic			International			Domestic		
	2007	2006	2005	**2007**	2006	2005	**2007**	2006	2005
Discount rate	**5.75%**	5.50%	5.75%	**4.59%**	4.52%	5.27%	**5.75%**	5.50%	5.75%
Expected return on plan assets	**8.00%**	8.00%	8.50%	**6.81%**	6.80%	7.22%			
Rate of compensation increase	**5.00%**	4.50%	4.50%	**3.89%**	3.73%	3.42%	**5.00%**	4.50%	4.50%

The expected rate of return on plan assets was determined based on the current interest rate environment and historical market premiums relative to fixed income rates of equity and other asset classes and adjusted for active management of certain portions of the portfolio.

Assumed Health Care Trend Rates at December 31	**2007**	2006
Health care cost trend rate assumed for next year	**9%**	9%
Rate that the cost trend rate gradually declines to	**5%**	5%
Year that the rate reaches the ultimate trend rate	**2013**	2011

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions):

	One-Precentage-Point Increase	One-Percentage-Point Decrease
Effect on annual total of service and interest cost	$ 3.5	$ (2.8)
Effect on postretirement benefit obligation	$ 40.0	$ (33.5)

Plan Assets

The weighted-average asset allocation for domestic and international pension plans at December 31, 2007 and December 31, 2006 by asset category were as follows:

	Plan Assets At December 31,	
	2007	2006
Equity Securities	**38%**	39%
Fixed Income Securities	**44%**	42%
Real Estate	**5%**	5%
Other	**13%**	14%
Total	**100%**	100%

The total fair value of domestic plan assets at December 31, 2007 was $2,338 million and the expected long-term rate of return on these assets was 8%.

12. Employee Retirement Plans (continued)

We have an investment policy for domestic and international pension plans with a primary objective to adequately provide for both the growth and liquidity needed to support all current and future benefit payment obligations. For domestic plans, the investment strategy is to invest in a diversified portfolio of assets which are expected to satisfy the above objective and produce both absolute and risk adjusted returns competitive with a benchmark that for domestic plans is 60% Russell 3000 Index, 20% Lehman Long Government/Credit Index and 20% Lehman Long Credit Index. For international plans, the investment strategy is the same as for domestic plans and the benchmark is a composite of 50% equities and 50% fixed income indexes. The strategy includes the following target asset allocation:

	Domestic	International
Equity Securities	39%	48%
Fixed Income Securities	40%	48%
Real Estate	6%	1%
Other	15%	3%
Total	100%	100%

A tactical allocation mandate, which is part of the domestic asset investment strategy, allows the actual domestic allocation in equity securities to be reduced by a maximum of 6% relative to the total domestic assets based on market valuations.

Equity securities include Corning common stock in the amount of $2.5 million (0.11% of total domestic plan assets) and $10 million (0.5% of total domestic plan assets) at December 31, 2007 and 2006, respectively.

Cash Flow Data

We anticipate making voluntary cash contributions of approximately $50 million to our domestic plans in 2008.

The following reflects the gross benefit payments which are expected to be paid for the domestic and international plans and the gross amount of annual Medicare Part D federal subsidy expected to be received (in millions):

	Expected Benefit Payments		
	Pension Benefits	**Postretirement Benefits**	**Expected Federal Subsidy Payments Post Retirement Benefits**
2008	$ 174	$ 76	$ 7
2009	$ 177	$ 80	$ 8
2010	$ 179	$ 84	$ 9
2011	$ 186	$ 89	$ 9
2012	$ 201	$ 92	$ 10
2013-2017	$ 1,104	$ 508	$ 55

Other Benefit Plans

We offer defined contribution plans covering employees meeting certain eligibility requirements. Total consolidated defined contribution plan expense was $39 million, $34 million and $34 million for the years ended December 31, 2007, 2006 and 2005, respectively.

13. Commitments, Contingencies, and Guarantees

The amounts of our obligations follow (in millions):

		Amount of commitment and contingency expiration per period				
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 years and thereafter
Performance bonds and guarantees	$ 77	$ 9	$ 2			$ 66
Credit facilities for equity companies	168		18			150
Stand-by letters of credit (1)	68	44	24			
Loan guarantees	12					12
Subtotal of commitment expirations per period	$ 325	$ 53	$ 44			$ 228
Purchase obligations	262	102	75	$ 37	$ 5	43
Capital expenditure obligations (2)	244	244				
Total debt (3)	1,437	20	72	78	18	1,249
Minimum rental commitments	243	47	40	33	29	94
Capital leases (4)	97	5	6	5	34	47
Interest on long-term debt (5)	1,243	92	89	87	84	891
Uncertain tax positions (6)	20	11	9			
Subtotal of contractual obligation payments due by period	3,546	521	291	240	170	2,324
Total commitments and contingencies	$ 3,871	$ 574	$ 335	$ 240	$ 170	$ 2,552

(1) At December 31, 2007, $38 million of the $68 million was included in other accrued liabilities on our consolidated balance sheets.
(2) Capital expenditure obligations, primarily related to our Display Technologies segment expansions, are included on our balance sheet.
(3) At December 31, 2007, $1,537 million was included on our balance sheet. Amounts above are stated at their maturity value.
(4) At December 31, 2007, $19 million of the $97 million represents imputed interest.
(5) The estimate of interest payments assumes interest is paid through the date of maturity/expiration of the related debt, based upon stated rates in the respective debt instruments.
(6) At December 31, 2007, $25 million was included on our balance sheet related to uncertain tax positions. Of this amount, we are unable to estimate when $5 million of that amount will become payable.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), requires a company, at the time a guarantee is issued, to recognize a liability for the fair value or market value of the obligation it assumes. In the normal course of our business, we do not routinely provide significant third-party guarantees. Generally, third-party guarantees provided by Corning are limited to certain financial guarantees, including stand-by letters of credit and performance bonds, and the incurrence of contingent liabilities in the form of purchase price adjustments related to attainment of milestones. These guarantees have various terms, and none of these guarantees are individually significant.

We have agreed to provide a credit facility related to Dow Corning. The funding of the Dow Corning credit facility will be required only if Dow Corning is not otherwise able to meet its scheduled funding obligations in its confirmed Bankruptcy Plan. The purchase obligations primarily represent raw material and energy-related take-or-pay contracts. We believe a significant majority of these guarantees and contingent liabilities will expire without being funded.

Minimum rental commitments under leases outstanding at December 31, 2007 follow (in millions):

2008	2009	2010	2011	2012	2013 and thereafter
$ 47	$ 40	$ 33	$ 29	$ 26	$ 68

Total rental expense was $69 million for 2007, $65 million for 2006 and $67 million for 2005.

A reconciliation of the changes in the product warranty liability for the year ended December 31 follows (in millions):

	2007	2006
Balance at January 1	**$ 26**	$ 27
Adjustments for warranties issued for current year sales	**$ 7**	$ 7
Adjustments for warranties related to prior year sales	**$ (13)**	$ (6)
Settlements made during the current year	**$ (1)**	$ (2)
Balance at December 31	**$ 19**	$ 26

13. Commitments, Contingencies, and Guarantees (continued)

Corning is a defendant in various lawsuits, including environmental, product-related suits, the Dow Corning and PCC matters discussed in Note 7 (Investments), and is subject to various claims which arise in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Corning's consolidated financial position, liquidity, or results of operations.

We have been named by the Environmental Protection Agency under the Superfund Act, or by state governments under similar state laws, as a potentially responsible party for 20 active hazardous waste sites. Under the Superfund Act, all parties who may have contributed any waste to a hazardous waste site, identified by such Agency, are jointly and severally liable for the cost of cleanup unless the Agency agrees otherwise. It is our policy to accrue for the estimated liability related to Superfund sites and other environmental liabilities related to property owned and operated by us based on expert analysis and continual monitoring by both internal and external consultants. At December 31, 2007 and 2006, we had accrued approximately $19 million (undiscounted) and $16 million (undiscounted), respectively, for the estimated liability for environmental cleanup and related litigation. Based upon the information developed to date, we believe that the accrued amount is a reasonable estimate of our liability and that the risk of an additional loss in an amount materially higher than that accrued is remote.

The ability of certain subsidiaries and affiliated companies to transfer funds is limited by provisions of foreign government regulations, affiliate agreements and certain loan agreements. At December 31, 2007, the amount of equity subject to such restrictions for consolidated subsidiaries totaled $1 billion. While this amount is legally restricted, it does not result in operational difficulties since we have generally permitted subsidiaries to retain a majority of equity to support their growth programs.

14. Hedging Activities

We operate and conduct business in many foreign countries and as a result are exposed to movements in foreign currency exchange rates. Our exposure to exchange rate effects includes:

- exchange rate movements on financial instruments and transactions denominated in foreign currencies that impact earnings, and
- exchange rate movements upon translation of net assets in foreign subsidiaries for which the functional currency is not the U.S. dollar that impact our net equity.

Our most significant foreign currency exposures relate to Japan, Korea, Taiwan, and western European countries. We selectively enter into foreign exchange forward and option contracts with durations generally 18 months or less to hedge our exposure to exchange rate risk on foreign source income and purchases. The hedges are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions. The objective of these contracts is to neutralize the impact of exchange rate movements on our operating results.

We engage in foreign currency hedging activities to reduce the risk that changes in exchange rates will adversely affect the eventual net cash flows resulting from the sale of products to foreign customers and purchases from foreign suppliers. The hedge contracts reduce the exposure to fluctuations in exchange rate movements because the gains and losses associated with foreign currency balances and transactions are generally offset with gains and losses of the hedge contracts. Because the impact of movements in foreign exchange rates on the value of hedge contracts offsets the related impact on the underlying items being hedged, these financial instruments help alleviate the risk that might otherwise result from currency exchange rate fluctuations.

The following table summarizes the notional amounts and respective fair values of Corning's derivative financial instruments, which mature at varying dates, at December 31 (in millions):

	2007		2006	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Foreign exchange forward contracts	$ 1,421	$ (8)	$ 945	$ 30
Foreign exchange option contracts			$ 450	$ 9

The forward and option contracts we use in managing our foreign currency exposures contain an element of risk in that the counterparties may be unable to meet the terms of the agreements. However, we minimize this risk by limiting the counterparties to a diverse group of highly-rated major domestic and international financial institutions with which we have other financial relationships. We are exposed to potential losses in the event of non-performance by these counterparties; however, we do not expect to record any losses as a result of counterparty default. We do not require and are not required to place collateral for these financial instruments.

14. Hedging Activities (continued)

Corning uses derivative instruments (forwards) to limit the exposure to foreign currency fluctuations associated with certain monetary assets and liabilities. These derivative instruments are not designated as hedging instruments for accounting purposes and, as such, are referred to as undesignated hedges. Changes in the fair value of undesignated hedges are recorded in current period earnings in the other income, net component, along with the foreign currency gains and losses arising from the underlying monetary assets or liabilities in the consolidated statement of operations. The notional amount of the undesignated derivatives at December 31, 2007 and December 31, 2006 was $717 million and $836 million, respectively.

Cash Flow Hedges

Corning typically has cash flow hedges that are comprised of foreign exchange forward and option contracts. The critical terms of each cash flow hedge are identical to the critical terms of the hedged item. Therefore, Corning utilizes the critical terms test under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), and the presumption is that there is no hedge ineffectiveness as long as the critical terms of the hedge and the hedged item do not change.

Corning defers net gains and losses from cash flow hedges into accumulated other comprehensive income on the consolidated balance sheet until such time as the hedged item impacts earnings. At that time, Corning reclassifies net gains and losses from cash flow hedges into the same line item of the consolidated statement of operations as where the effects of the hedged item are recorded, typically sales, cost of sales, or royalty income. Amounts are reclassified from accumulated other comprehensive income when the underlying hedged item impacts earnings. At December 31, 2007, the amount of net losses expected to be reclassified into earnings within the next 12 months is $23 million.

During the third quarter of 2006, Corning determined that 2,174 million Japanese yen (20 million U.S. dollar equivalent) of anticipated sales transactions would not occur as originally specified. The hedges on these anticipated sales transactions were considered to be ineffective as the critical terms of the hedges and hedged items no longer matched. These derivative financial instruments were de-designated as cash flow hedges, and the gain was recorded immediately in other income, net, in the consolidated statement of operations. The notional amount of the hedges that were de-designated was $20 million; a corresponding gain of $1.0 million resulted from this ineffectiveness.

Fair Value Hedges

In October of 2007, we entered into four interest rate swaps that are designated as fair value hedges and economically exchange a notional amount of $500 million of previously issued fixed rate long-term debt to floating rate debt. Under the terms of the swap agreements, we pay the counterparty a floating rate that is indexed to the three-month LIBOR rate.

No net gains and losses were recorded in the consolidated statement of operations related to the Company's underlying debt and interest rate swap agreements. At December 31, 2007, the fair value of the interest rate swap agreements recorded in the other liabilities line item and offset in the long-term debt line item of the consolidated balance sheet, was $13 million.

Each fair value hedge (swap) was entered into subsequent to the initial recognition of the hedged item; therefore these swaps do not meet the criteria to qualify for the shortcut method. Therefore, Corning utilizes the long haul method for effectiveness analysis, both retrospectively and prospectively. The analysis excludes the impact of credit risk from the assessment of hedge ineffectiveness. The amount recorded in current period earnings in the other income, net component, relative to ineffectiveness, is nominal for the year ended December 31, 2007. There were no outstanding fair value hedges in 2006.

Corning records net gains and losses from fair value hedges into the same line item of the consolidated statement of operations as where the effects of the hedged item are recorded.

Net Investment in Foreign Operations

We have issued foreign currency denominated debt that has been designated as a hedge of the net investment in a foreign operation. The effective portion of the changes in fair value of the debt is reflected as a component of other accumulated comprehensive income (loss) as part of the foreign currency translation adjustment. Net losses related to this investment included in the cumulative translation adjustment at December 31, 2007 and 2006, were $143 million and $139 million, respectively.

15. Shareholders' Equity

The following table presents changes in capital stock for the period from January 1, 2005 to December 31, 2007 (in millions):

	Series C Preferred Stock		Common Stock		Treasury Stock	
	Shares	Par Value	Shares	Par Value	Shares	Cost
Balance at December 31, 2004	1	$ 64	1,424	$ 712	(16)	$ (162)
Shares issued in equity offerings			20	10		
Conversion of preferred stock	(1)	(64)	32	16		
Shares issued to benefit plans and for option exercises			39	20		1
Shares issued in debt retirement			37	18		
Other						(7)
Balance at December 31, 2005			1,552	$ 776	(16)	$ (168)
Shares issued to benefit plans and for option exercises			30	15		(11)
Other					(1)	(22)
Balance at December 31, 2006			1,582	$ 791	(17)	$ (201)
Shares issued to benefit plans and for option exercises			15	8	(1)	(12)
Shared purchased for treasury					(11)	(250)
Other			1		(1)	(29)
Balance at December 31, 2007			**1,598**	**$ 799**	**(30)**	**$ (492)**

Preferred Stock

We have designated 2.4 million shares as Series A Junior Participating Preferred Stock for which no shares have been issued. In June 1996, the Board of Directors approved the renewal of the Preferred Share Purchase Right Plan, which entitles shareholders to purchase 0.01 of a share of Series A Junior Participating Preferred Stock upon the occurrence of certain events. In addition, the rights entitle shareholders to purchase shares of common stock at a 50% discount in the event a person or group acquires 20% or more of our outstanding common stock. The preferred share purchase rights became effective July 15, 1996 and expired July 15, 2006.

In 2002, Corning issued 5.75 million shares of 7.00% Series C Mandatory Convertible Preferred Stock. On the mandatory conversion date of August 15, 2005, the remaining outstanding shares were converted into Corning common stock at a conversion rate of 50,813 shares of common stock for each preferred share. Upon conversion of the preferred shares, we issued 31 million shares of Corning common stock resulting in an increase to equity of $62 million. The Series C mandatory convertible preferred stock had a liquidation preference of $100 per share, plus accrued and unpaid dividends. At December 31, 2007 and 2006 there were no outstanding shares of Series C Mandatory Convertible Preferred Stock.

15. Shareholders' Equity (continued)

Accumulated Other Comprehensive Income (Loss)

A summary of the components of other comprehensive income (loss), including our proportionate share of equity method investee's other comprehensive income (loss), is as follows (in millions):

	Foreign currency translation adjustment	Unamortized pension losses and prior services costs	Net unrealized gains (losses) on investments	Net unrealized gains (losses) on cash flow hedges	Accumulated other comprehensive income (loss)
Balance at December 31, 2004	$ 430	$ (273)	$ 11	$ (12)	$ 156
Foreign currency translation adjustment (2)	(255)				(255)
Minimum pension liability adjustment (1)(4)		246			246
Net unrealized loss on investments (3)			(13)		(13)
Unrealized derivative gain on cash flow hedges (2)				23	23
Reclassification adjustments on cash flow hedges (2)				21	21
Balance at December 31, 2005	$ 175	$ (27)	$ (2)	$ 32	$ 178
Foreign currency translation adjustment (2)	203				203
Minimum pension liability adjustment (1)(4)		37			37
Net unrealized gain on investments			2		2
Unrealized derivative gain on cash flow hedges (2)				8	8
Adoption of SFAS 158 (1)(5)		(763)			(763)
Reclassification adjustments on cash flow hedges (2)				(25)	(25)
Balance at December 31, 2006	$ 378	$ (753)	$ 0	$ 15	$ (360)
Foreign currency translation adjustment (2)	165				165
Net unrealized loss on investments			(11)		(11)
Unrealized derivative loss on cash flow hedges (2)				(49)	(49)
Reclassification adjustments on cash flow hedges (2)				12	12
Unamortized pension losses and prior service costs (5)		153			153
Balance at December 31, 2007	**$ 543**	**$ (600)**	**$ (11)**	**$ (22)**	**$ (90)**

(1) Includes adjustments from Dow Corning.
(2) Zero tax effect for 2005, 2006 and 2007. Refer to Note 6 (Income Taxes) for an explanation of Corning's tax paying position.
(3) Net of tax effect of $2 million in 2005.
(4) Net of tax effect of $6 million and $84 million for years 2006 and 2005, respectively.
(5) Net of tax effect of $(8) million and $10 million for years 2007 and 2006, respectively.

16. Earnings Per Common Share

Basic earnings per common share is computed by dividing income attributable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per common share assumes the issuance of common shares for all potentially dilutive securities outstanding.

The reconciliation of the amounts used to compute basic and diluted earnings per common share from continuing operations follows (in millions, except per share amounts):

	For the years ended December 31,								
	2007			2006			2005		
	Income	**Weighted-Average Shares**	**Per Share Amount**	Income	Weighted-Average Shares	Per Share Amount	Income	Weighted-Average Shares	Per Share Amount
Basic earnings per common share	**$ 2,150**	**1,566**	**$ 1.37**	$ 1,855	1,550	$ 1.20	$ 585	1,464	$ 0.40
Effect of dilutive securities:									
Employee stock options and awards		**37**			44			41	
7% mandatory convertible preferred stock (1)								20	
3.5% convertible debentures							3	10	
Diluted Earnings Per Common Share	**$ 2,150**	**1,603**	**$ 1.34**	$ 1,855	1,594	$ 1.16	$ 588	1,535	$ 0.38

(1) On the mandatory conversion date of August 16, 2005, the remaining shares of our 7.00% Series C Mandatory Convertible Preferred Stock were converted into Corning common stock at a conversion rate of 50.813 shares of common stock for each preferred share. Upon conversion of the preferred shares, we issued 31 million shares of Corning common stock resulting in an increase to equity of $62 million.

The following potential common shares were excluded from the calculation of diluted earnings per common share because their inclusion would have been anti-dilutive. In addition, the following performance-based restricted stock awards have been excluded from the calculation of diluted earnings per common share because the number of shares ultimately issued is contingent on our performance against certain targets established for the performance period (in millions):

	For the years ended December 31,		
	2007	2006	2005
Potential common shares excluded from the calculation of diluted earnings per share:			
Employee stock options and awards	**34**	29	47
Performance-based restricted stock awards	**2**	2	2
4.875% convertible notes (1)			4
Zero coupon convertible debentures			2
Total	**36**	31	55

(1) In the third quarter of 2005, substantially all holders of our $96 million outstanding Oak 4 7/8% subordinated notes elected to convert their notes into Corning common stock. The conversion ratio was 64.41381 shares of Corning common stock for each $1,000 principal amount of notes. Upon the conversion of these notes, we issued 6 million shares of Corning common stock resulting in an increase to equity of $95 million.

17. Share-based Compensation

Stock Compensation Plans

Corning's share-based compensation programs include the following: employee stock options, time-based restricted stock, performance-based restricted stock, and the Worldwide Employee Stock Purchase Plan (WESPP). At December 31, 2007, our stock compensation programs were in accordance with the 2005 Employee Equity Participation Program and the 2003 Equity Plan for Non-Employee Directors Program. Any ungranted shares from prior years will be available for grant in the current year. Any remaining shares available for grant, but not yet granted, will be carried over and used in the following year. At December 31, 2007, there were approximately 90 million shares available for grant.

On January 1, 2006, the Company adopted SFAS 123(R). SFAS 123(R) requires the measurement and recognition of compensation cost for all share-based payment awards made to employees and directors, including grants of employee stock options and employee stock purchases related to the WESPP, based on estimated fair values. Prior to the adoption of SFAS 123(R), the Company accounted for share-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS 123. Under the intrinsic value method, no share-based compensation cost related to stock options had been recognized in the Company's Consolidated Statements of Operations, because the exercise price was at least equal to the market value of the common stock on the grant date. As a result, the recognition of share-based compensation cost was generally limited to the expense attributed to restricted stock awards and stock option modifications. SFAS 123(R) is a revision of SFAS 123 and supercedes APB 25.

The Company elected to use the modified prospective transition method upon adoption of SFAS 123(R), which requires the application of the accounting standard as of January 1, 2006, the first day of the Company's fiscal year 2006. In accordance with the modified prospective transition method, the Company's Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).

For share-based payment grants on or after December 1, 2005, the Company estimated the fair value of such grants using a lattice-based option valuation model. Prior to December 1, 2005, the Company estimated the fair value of share-based payment awards using the Black-Scholes option pricing model. Prior to January 1, 2006, these fair values were utilized in developing the Company's pro forma disclosure information required under SFAS 123.

Under SFAS 123(R), for share-based payment awards granted subsequent to January 1, 2006, the fair value of awards that are expected to ultimately vest is recognized as expense over the requisite service periods. SFAS 123(R) requires forfeitures to be estimated at the time of the grant in order to estimate the amount of share-based payment awards that will ultimately vest. Forfeiture rates are based on historical rates. The estimated forfeiture rate will be adjusted if actual forfeitures differ significantly from the original estimates. The effect of any change in estimated forfeitures would be recognized through a cumulative catch-up adjustment that would be included in compensation cost in the period of the change in estimate. For share-based payment awards granted prior to January 1, 2006, the Company will recognize the remaining unvested SFAS 123 pro forma expense according to their remaining vesting conditions.

Total share-based compensation cost of $138 million and $127 million was disclosed in operating activities on the Company's Consolidated Statements of Cash Flows for the years ended December 31, 2007, and 2006, respectively. For the year ended December 31, 2006, $81 million in compensation cost was attributed to the effect of the change from applying the original provisions of SFAS 123 to the adoption of SFAS 123(R). Share-based compensation recognized under APB 25 for the year ended December 31, 2005 was $37 million and included (1) time-based restricted stock and (2) performance-based restricted stock. No tax benefits were realized on the share-based compensation cost because a valuation allowance was maintained for substantially all net deferred tax assets.

On November 10, 2005, the FASB issued FASB Staff Position (FSP) No. SFAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." This FSP provides an elective alternative transition method related to accounting for the tax effects of share-based payments to employees which is different from the transition method prescribed by SFAS 123R. The alternative method includes simplified methods to establish the beginning balance of additional paid-in capital related to the tax effects of employee share-based compensation (the APIC pool), and to determine the subsequent impact on the APIC pool and the Company's Consolidated Statements of Cash Flows of the tax effects of employee share-based compensation awards that were outstanding upon adoption of SFAS 123(R). Corning has elected to adopt the alternative transition method provided in this FSP for calculating the tax effects of share-based compensation pursuant to SFAS 123(R).

17. Share-based Compensation (continued)

The following table illustrates the effect of the change from applying the original provisions of SFAS 123 to the adoption of SFAS 123(R) on 2006 net income and earnings per share (in millions, except per share amounts):

	Year ended December 31, 2006
Income from continuing operations before income taxes	$ 81
Net income	$ 81
Earnings per Common Share – Basic:	
Net income	$ 0.05
Earnings per Common Share – Diluted:	
Net income	$ 0.05

The following table illustrates the effect on 2005 net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." This standard preceded SFAS 123(R) and required different measurement criteria (in millions, except per share amounts):

	Year ended December 31, 2005
Net income, as reported	$ 585
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	37
Deduct: Total stock-based compensation expense determined under the fair value based method, net of related tax effects	(68)
Net income, pro forma	$ 554
Earnings per Common Share – Basic:	
As reported	$ 0.40
Pro forma	$ 0.38
Earnings per Common Share – Diluted:	
As reported	$ 0.38
Pro forma	$ 0.36

Stock Options

Our stock option plans provide non-qualified and incentive stock options to purchase authorized but unissued or treasury shares at the market price on the grant date and generally become exercisable in installments from one to five years from the grant date. The maximum term of non-qualified and incentive stock options is 10 years from the grant date.

The following table summarizes information concerning options outstanding including the related transactions under the options plans for the year ended December 31, 2007:

	Number of Shares (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term in Years	Aggregate Intrinsic Value (in thousands)
Options Outstanding as of December 31, 2006	95,730	$ 24.19		
Granted	7,474	$ 23.57		
Exercised	(14,210)	$ 8.27		
Forfeited and Expired	(984)	$ 47.46		
Options Outstanding as of December 31, 2007	88,010	$ 26.44	5.13	$ 685,520
Options Exercisable as of December 31, 2007	73,299	$ 27.39	4.46	$ 637,918

The aggregate intrinsic value (market value of stock less option exercise price) in the preceding table represents the total pretax intrinsic value, based on the Company's closing stock price on December 31, 2007, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable on December 31, 2007, was approximately 48 million.

The weighted-average grant-date fair value for options granted for the years ended December 31, 2007, 2006, and 2005 was $9.65, $9.42, and $6.18, respectively. The total fair value of options that vested during the years ended December 31, 2007, 2006, and 2005 was approximately $58 million, $74 million, and $72 million, respectively. Compensation cost related to stock options for the years ended December 31, 2007, and 2006, was approximately $69 million and $76 million, respectively, and there was zero cost for the year ended December 31, 2005.

17. Share-based Compensation (continued)

As of December 31, 2007, there was approximately $50 million of unrecognized compensation cost related to stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 1.54 years.

Proceeds received from the exercise of stock options were $109 million for the year ended December 31, 2007, which was included in financing activities on the Company's Consolidated Statements of Cash Flows. The total intrinsic value of options exercised for the years ended December 31, 2007, 2006, and 2005 was approximately $221 million, $374 million, and $216 million, respectively, which is currently deductible for tax purposes. However, these tax benefits were not realized due to net operating loss carryforwards available to the Company. Refer to Note 6 (Income Taxes) to the consolidated financial statements.

For stock options granted prior to January 1, 2006, Corning specified that the employee will continue to vest in the award after retirement without providing any additional services. Corning accounted for this type of arrangement by recognizing compensation cost on a pro forma disclosure basis over the requisite vesting period (the "stated vesting period approach"). For time-based and performance-based restricted stock granted prior to January 1, 2006, Corning specified that the employee will vest in the award after retirement without providing any additional services. Corning accounted for this type of arrangement by recognizing compensation cost over the nominal vesting period and, if the employee retires before the end of the vesting period, recognizing any remaining unrecognized compensation cost at the date of retirement (the "nominal vesting period approach"). SFAS 123(R) specifies that an award is vested when the employee's retention of the award is no longer contingent on providing subsequent service (the "non-substantive vesting period approach"). That would be the case for Corning awards that vest when employees retire and are granted to retirement eligible employees. Effective January 1, 2006, related compensation cost must be recognized immediately for awards granted to retirement eligible employees or over the period from the grant date to the date retirement eligibility is achieved, if that is expected to occur during the stated or nominal vesting period. For those share-based awards granted during the year ended December 31, 2006, Corning recognized approximately $11 million in additional compensation cost in applying the non-substantive vesting period approach versus the stated and nominal period approaches.

For stock options granted prior to December 1, 2005, the fair value of stock options was estimated using the Black-Scholes option-pricing model. The following are weighted-average inputs for the Black-Scholes option-pricing model used for grants under our stock plans through November 2005:

	2005
Expected life in years	4
Risk free interest rate	3.8%
Expected volatility	50%
Expected dividends	0

The lattice-based valuation model, used to estimate the fair values of option and restricted stock grants after November 30, 2005, incorporates the assumptions (including ranges of assumptions) noted in the table below. Expected volatility is based on the blended short-term volatility (the arithmetic average of the implied volatility and the short-term historical volatility), long-term historical volatility of Corning's stock, and other factors.

Corning also uses historical data as well as forward looking explanatory variables, to estimate future option exercises and employee termination within the valuation model. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected time to exercise of options granted is derived using a regression model and represents the period of time that options granted are expected to be outstanding. The range given below results from certain groups of employees exhibiting different behavior. The risk-free rates used in the lattice model are derived from the U.S. Treasury yield curve in effect from the grant date to the option's expiration date. Since period-by-period calculations are employed in the lattice model, Corning uses risk-free rates that apply from one period to the next, generally quarter to quarter. Such rates are typically referred to as "forward" rates. Being essentially marginal rates, forward rates both vary during the contractual term of the option and exhibit greater variation than the yield curve from which they are derived.

The following inputs for the lattice-based valuation model were used for option grants under our Stock Option Plans since December 1, 2005:

	2007	2006	2005
Expected volatility	**35-54%**	36-54%	37-53%
Weighted-average volatility	**51-52%**	50-53%	49%
Dividend yield	**0.88-0.91%**	0	0
Risk-free rate	**3.6-5.7%**	0.4-11.2%	1.0-9.7%
Average risk-free rate	**4.4-5.0%**	4.6-5.3%	4.7%
Expected time to exercise (in years)	**2.1-5.4**	2.6-6.5	2.5-3.6
Pre-vesting departure rate	**1.5-2.6%**	1.5-2.4%	3%
Post vesting departure rate	**3.5-6.7%**	3.8-7.1%	10-16%

17. Share-based Compensation (continued)

Incentive Stock Plans

The Corning Incentive Stock Plan permits stock grants, either determined by specific performance goals or issued directly, in most instances, subject to the possibility of forfeiture and without cash consideration. Shares under the Incentive Stock Plan are generally granted at-the-money, contingently vest over a period of 1 to 10 years, and have contractual lives of 1 to 10 years.

The fair value of each restricted stock grant under the Incentive Stock Plans was estimated on the date of grant for performance based grants assuming that performance goals will be achieved. The expected term for grants under the Incentive Stock Plans is 1 to 10 years.

Time-Based Restricted Stock:

Time-based restricted stock is issued by the Company on a discretionary basis, and is payable in shares of the Company's common stock upon vesting. The fair value is based on the market price of the Company's stock on the grant date. Compensation cost is recognized over the requisite vesting period and adjusted for actual forfeitures before vesting.

The following table represents a summary of the status of the Company's nonvested time-based restricted stock as of December 31, 2006, and changes during the year ended December 31, 2007:

Nonvested shares	Shares (000's)	Weighted-Average Grant-Date Fair Value
Nonvested shares at December 31, 2006	817	$ 14.88
Granted	356	24.66
Vested	(85)	12.87
Forfeited	(23)	22.09
Nonvested shares at December 31, 2007	1,065	$ 18.15

As of December 31, 2007, there was approximately $8 million of unrecognized compensation cost related to nonvested time-based restricted stock compensation arrangements granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2.90 years. The total fair value of time-based restricted stock that vested during the years ended December 31, 2007, 2006, and 2005 was approximately $1 million, $2 million, and $3 million, respectively. Compensation cost related to time-based restricted stock was approximately $5 million, $3 million, and $2 million for the years ended December 31, 2007, 2006, and 2005, respectively.

Performance-Based Restricted Stock:

Performance-based restricted stock is earned upon the achievement of certain targets, and is payable in shares of the Company's common stock upon vesting typically over a three-year period. The fair value is based on the market price of the Company's stock on the grant date and assumes that the target payout level will be achieved. Compensation cost is recognized over the requisite vesting period and adjusted for actual forfeitures before vesting. During the performance period, compensation cost may be adjusted based on changes in the expected outcome of the performance-related target.

The following table represents a summary of the status of the Company's nonvested performance-based restricted stock units as of December 31, 2006, and changes during the year ended December 31, 2007:

Nonvested shares	Shares (000's)	Weighted-Average Grant-Date Fair Value
Nonvested shares at December 31, 2006	8,729	$ 15.70
Granted	2,359	23.60
Vested	(2,258)	11.77
Forfeited	(60)	19.93
Nonvested shares at December 31, 2007	8,770	$ 18.80

As of December 31, 2007, there was approximately $83 million of unrecognized compensation cost related to nonvested performance-based restricted stock compensation arrangements granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2.21 years. The total fair value of performance-based restricted stock that vested during the years ended December 31, 2007 and 2006, was approximately $27 million and $9 million, and no performance-based restricted stock vested during the year ended December 31, 2005. Compensation cost related to performance-based restricted stock was approximately $60 million, $43 million, and $35 million for the years ended December 31, 2007, 2006, and 2005, respectively.

17. Share-based Compensation (continued)

Worldwide Employee Stock Purchase Plan

In addition to the Stock Option Plan and Incentive Stock Plans, we have a Worldwide Employee Share Purchase Plan (WESPP). Under the WESPP, substantially all employees can elect to have up to 10% of their annual wages withheld to purchase our common stock. The purchase price of the stock was 85% of the lower of the beginning-of-quarter or end-of-quarter closing market price through September 30, 2006. Effective October 1, 2006, the purchase price of the stock is 85% of the end-of-quarter closing market price. Compensation cost related to the WESPP for all periods presented is immaterial.

18. Operating Segments

Corning conducts its worldwide operations through operating segments, which are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our Chief Operating Decision Making group (CODM) is comprised of the chairman and chief executive officer, vice chairman and chief financial officer, president and chief operating officer, executive vice president-chief administrative officer, executive vice president-chief technology officer, and senior vice president and operations chief of staff.

We prepared the financial results for our reportable segments on a basis that is consistent with the manner in which we internally disaggregate financial information to assist in making internal operating decisions. We include the earnings of equity affiliates that are closely associated with our operating segments in the respective segment's net income. Segment net income may not be consistent with measures used by other companies. The accounting policies of our reportable segments are the same as those applied in the consolidated financial statements. Revenue attributed to geographic areas is based on the location of the customer.

Our reportable operating segments follow:

- Display Technologies - manufactures liquid crystal display glass for flat panel displays;
- Telecommunications - manufactures optical fiber and cable and hardware and equipment components for the telecommunications industry;
- Environmental Technologies - manufactures ceramic substrates and filters for automobile and diesel applications; and
- Life Sciences - manufactures glass and plastic consumables for scientific applications.

The Environmental Technologies reportable segment is an aggregation of our Automotive and Diesel operating segments, as these two segments share similar economic characteristics, products, customer types, production processes and distribution methods.

All other operating segments that do not meet the quantitative threshold for separate reporting have been grouped as "All Other"

18. Operating Segments (continued)

The following provides historical segment information as described above:

Segment Information (in millions)

	Display Technologies	Telecom-munications	Environmental Technologies	Life Sciences	All Other	Total
For the year ended December 31, 2007						
Net sales	$ 2,613	$ 1,779	$ 757	$ 307	$ 404	$ 5,860
Depreciation (1)	$ 326	$ 123	$ 89	$ 19	$ 34	$ 591
Amortization of purchased intangibles		$ 10				$ 10
Research, development and engineering expenses (2)	$ 125	$ 82	$ 126	$ 55	$ 42	$ 430
Restructuring, impairment and other charges and (credits) (before-tax) and minority interest) (3)		$ (4)				$ (4)
Income tax provision	$ (135)	$ (44)	$ (18)	$ (1)		$ (198)
Earnings (loss) before minority interest and equity earnings (loss) (4)	$ 1,404	$ 105	$ 58	$ (4)	$ (9)	$ 1,554
Minority interests		$ (1)			$ (2)	$ (3)
Equity in earnings (loss) of affiliated companies (5)	$ 582	$ 4	$ 2		$ (9)	$ 579
Net income (loss)	$ 1,986	$ 108	$ 60	$ (4)	$ (20)	$ 2,130
Investment in affiliated companies, at equity	$ 1,733	$ 19	$ 32		$ 213	$ 1,997
Segment assets (6)	$ 5,853	$ 1,105	$ 853	$ 150	$ 527	$ 8,488
Capital expenditures	$ 883	$ 66	$ 67	$ 17	$ 32	$ 1,065
For the year ended December 31, 2006						
Net sales	$ 2,133	$ 1,729	$ 615	$ 287	$ 410	$ 5,174
Depreciation (1)	$ 276	$ 157	$ 80	$ 20	$ 37	$ 570
Amortization of purchased intangibles		$ 11				$ 11
Research, development and engineering expenses (2)	$ 126	$ 82	$ 121	$ 49	$ 36	$ 414
Restructuring, impairment and other charges and (credits) (before-tax) and minority interest) (3)		$ 44		$ 6	$ 6	56
Income tax (provision) benefit	$ (117)	$ (27)	$ (5)	$ 1	$ (3)	$ (151)
Earnings (loss) before minority interest and equity earnings (loss) (4)	$ 1,052	$ 9	$ 8	$ (17)	$ 12	$ 1,064
Minority interests		$ (7)			$ (4)	$ (11)
Equity in earnings (loss) of affiliated companies (5)	$ 565	$ 5	$ (1)		$ 39	$ 608
Net income (loss)	$ 1,617	$ 7	$ 7	$ (17)	$ 47	$ 1,661
Investment in affiliated companies, at equity	$ 1,382	$ 17	$ 30		$ 328	$ 1,757
Segment assets (6)	$ 4,752	$ 1,153	$ 844	$ 143	$ 640	$ 7,532
Capital expenditures	$ 829	$ 67	$ 146	$ 21	$ 22	$ 1,085
For the year ended December 31, 2005						
Net sales	$ 1,742	$ 1,623	$ 580	$ 282	$ 352	$ 4,579
Depreciation (1)	$ 185	$ 180	$ 70	$ 20	$ 35	$ 490
Amortization of purchased intangibles		$ 13				$ 13
Research, development and engineering expenses (2)	$ 107	$ 76	$ 102	$ 40	$ 28	$ 353
Restructuring, impairment and other charges and (credits) (before-tax) and minority interest) (3)		$ (47)			$ (16)	(63)
Income tax provision	$ (122)	$ (15)	$ (5)	$ (2)	$ (3)	$ (147)
Earnings (loss) before minority interest and equity earnings (loss) (4)	$ 823	$ 61	$ 15	$ (4)	$ 19	$ 914
Minority interests		$ 2			$ (9)	$ (7)
Equity in earnings (loss) of affiliated companies (5)	$ 416	$ 5			$ (76)	$ 345
Net income (loss)	$ 1,239	$ 68	$ 15	$ (4)	$ (66)	$ 1,252
Investment in affiliated companies, at equity	$ 860	$ 11	$ 31		$ 296	$ 1,198
Segment assets (6)	$ 3,626	$ 1,153	$ 726	$ 137	$ 573	$ 6,215
Capital expenditures	$ 1,250	$ 43	$ 171	$ 17	$ 25	$ 1,506

(1) Depreciation expense for Corning's reportable segments includes an allocation of depreciation of corporate property not specifically identifiable to a segment.
(2) Research, development, and engineering expenses includes direct project spending which is identifiable to a segment.
(3) In 2006, restructuring, impairment and other charges and (credits) includes a charge of $44 million for certain assets in our Telecommunications segment. In 2005, restructuring, impairment and other charges and (credits) includes a gain of $84 million for the reversal of the cumulative translation account of a wholly-owned subsidiary that was substantially liquidated. Amounts for 2005, also include a charge of $28 million for a restructuring plan in the Telecommunications segment.
(4) Many of Corning's administrative and staff functions are performed on a centralized basis. Where practicable, Corning charges these expenses to segments based upon the extent to which each business uses a centralized function. Other staff functions, such as corporate finance, human resources and legal are allocated to segments, primarily as a percentage of sales.
(5) Equity in earnings of affiliated companies, net of impairments includes the following restructuring and impairment charges:
- In 2007, $40 million related to related to impairments and other charges and credits for Samsung Corning is included in All Other.
- In 2006, gains of $2 million related to impairments and other charges and credits for Samsung Corning is included in All Other.
- In 2005, $106 million to reflect our share of Samsung Corning Co., Ltd.'s asset impairment charges is included in All Other.

(6) Segment assets include inventory, accounts receivable, property and associated equity companies and cost investments.

For the year ended December 31, 2007, the following number of customers, which individually accounted for 10% or more of each segment's sales, represented the following concentration of segment sales:

- In the Display segment, three customers accounted for 62% of total segment sales.
- In the Telecommunications segment, two customers accounted for 25% of total segment sales.
- In the Environmental Technologies segment, three customers accounted for 81% of total segment sales.
- In the Life Sciences segment, one customer accounted for 44% of segment sales.

18. Operating Segments (continued)

A significant amount of specialized manufacturing capacity for our Display Technologies segment is concentrated in Asia. It is at least reasonably possible that the use of a facility located outside of an entity's home country could be disrupted. Due to the specialized nature of the assets, it would not be possible to find replacement capacity quickly. Accordingly, loss of these facilities could produce a near-term severe impact to our display business and the Company as a whole.

A reconciliation of reportable segment net income (loss) to consolidated net income (loss) follows (in millions):

	Years ended December 31,		
	2007	2006	2005
Net income of reportable segments	**$ 2,150**	$ 1,614	$ 1,318
Non-reportable segments	**(20)**	47	(66)
Unallocated amounts:			
Net financing costs (1)	**36**	1	(93)
Stock-based compensation expense	**(138)**	(127)	(37)
Exploratory research (2)	**(122)**	(89)	(77)
Corporate contributions	**(32)**	(30)	(24)
Equity in earnings of affiliated companies, net of impairments (3)	**363**	352	266
Asbestos settlement (4)	**(185)**	2	(218)
Other corporate items (5)	**98**	85	(484)
Net income	**$ 2,150**	$ 1,855	$ 585

(1) Net financing costs include interest expense, interest income, and interest costs and investment gains associated with benefit plans.
(2) Exploratory research includes $49 million, $22 million, and $17 million of spending in 2007, 2006, and 2005, respectively, on development programs such as silicon on glass, green lasers, and microreactors.
(3) Equity in earnings of affiliated companies, net of impairments represents equity in earnings of Dow Corning Corporation which includes the following items:
- In 2006, a $33 million gain representing our share of a tax settlement relating to an IRS examination at Dow Corning.
- In 2005, a gain of $11 million which represents our share of Dow Corning's gain on the issuance of subsidiary stock.

(4) In 2007, 2006, and 2005, the asbestos settlement includes a charge of 132 million, a credit of $24 million and a charge of $197 million, respectively, to reflect the movement in Corning's common stock price in each year and $53 million, $22 million and $21 million, respectively, to adjust the estimated settlement value of the other components of the proposed asbestos settlement. See Note 7 (Investments) to the consolidated financial statements.
(5) Other corporate items include the tax impact of the unallocated amounts and the following significant items:
- In 2007, a loss of $15 million from the repurchase of $223 million principal amount of our 6.25% Euro notes due 2010 and a credit of $103 million from the release of a valuation allowance on German tax benefits.
- In 2006, tax benefits of $83 million from the release of valuation allowances for certain foreign locations.
- In 2005, an impairment charge of $25 million for the other-than-temporary decline in our investment in Avanex below its cost basis; a loss of $16 million associated with the redemption or retirement of debt; a net $443 million charge to tax expense which included a $525 million increase to our valuation allowance against deferred tax assets resulting from our conclusion that the sale of an appreciated asset no longer met the criteria established by SFAS No. 109, "Accounting for Income Taxes" (SFAS No. 109) for a viable tax planning strategy offset by an $82 million credit to tax expense primarily related to the tax impact of eliminating the minimum pension liability associated with our domestic defined benefit plan.

A reconciliation of reportable segment net assets to consolidated net assets follows (in millions):

	Years ended December 31,		
	2007	2006	2005
Total assets of reportable segments	**$ 7,961**	$ 6,892	$ 5,642
Non-reportable segments	**527**	640	573
Unallocated amounts:			
Current assets (1)	**3,808**	3,422	2,682
Investments (2)	**1,039**	765	531
Property, net (3)	**981**	794	836
Other non-current assets (4)	**899**	552	943
Total assets	**$ 15,215**	$ 13,065	$ 11,207

(1) Includes current corporate assets, primarily cash, short-term investments and deferred taxes.
(2) Represents corporate investments in affiliated companies, at both cost and equity (primarily Dow Corning Corporation).
(3) Represents corporate property not specifically identifiable to an operating segment.
(4) Includes non-current corporate assets, pension assets and deferred taxes.

18. Operating Segments (continued)

Information concerning principal geographic areas was as follows (in millions):

	2007		2006		2005	
	Net Sales	**Long-Lived Assets (1)**	Net Sales	Long-Lived Assets (1)	Net Sales	Long-Lived Assets (1)
North America						
United States	**$ 1,630**	**$ 4,256**	$ 1,479	$ 3,377	$ 1,339	$ 3,400
Canada	**132**		117		107	
Mexico	**48**	**64**	51	33	56	114
Total North America	**1,810**	**4,320**	1,647	3,410	1,502	3,514
Asia Pacific						
Japan	**670**	**1,025**	579	781	688	541
Taiwan	**1,932**	**1,906**	1,667	1,873	1,230	1,696
China	**296**	**151**	199	87	144	74
Korea	**79**	**1,865**	86	1,636	53	1,092
Other	**182**	**3**	145	7	155	3
Total Asia Pacific	**3,159**	**4,950**	2,676	4,384	2,270	3,406
Europe						
Germany	**269**	**110**	267	115	261	159
France	**53**	**150**	29	125	43	105
United Kingdom	**73**	**27**	110		81	69
Italy	**32**		28		30	
Other	**343**	**139**	296	97	265	68
Total Europe	**770**	**426**	730	337	680	401
Latin America						
Brazil	**22**		20		19	3
Other	**10**	**15**	12	15	16	
Total Latin America	**32**	**15**	32	15	35	3
All Other	**89**	**8**	89	7	92	13
Total	**$ 5,860**	**$ 9,719**	$ 5,174	$ 8,153	$ 4,579	$ 7,337

(1) Long-lived assets primarily include investments, plant and equipment, goodwill and other intangible assets.

Corning Incorporated and Subsidiary Companies
Valuation Accounts and Reserves
(in millions)

Year ended December 31, 2007	**Balance at Beginning of Period**	**Additions**	**Net Deductions And Other**	**Balance at End of Period**
Doubtful accounts and allowances	**$ 21**		**$ 1**	**$ 20**
Deferred tax assets valuation allowance	**$ 3,542**		**$ 361**	**$ 3,181**
Accumulated amortization of purchased intangible assets	**$ 229**	**$ 16**	**$ 35**	**$ 210**
Reserves for accrued costs of business restructuring	**$ 76**		**$ 42**	**$ 34**

Year ended December 31, 2006	Balance at Beginning of Period	Additions	Net Deductions And Other	Balance at End of Period
Doubtful accounts and allowances	$ 24		$ 3	$ 21
Deferred tax assets valuation allowance	$ 3,672		$ 130	$ 3,542
Accumulated amortization of purchased intangible assets	$ 200	$ 29		$ 229
Reserves for accrued costs of business restructuring	$ 85	$ 6	$ 15	$ 76

Year ended December 31, 2005	Balance at Beginning of Period	Additions	Net Deductions And Other	Balance at End of Period
Doubtful accounts and allowances	$ 30	$ 3	$ 9	$ 24
Deferred tax assets valuation allowance	$ 1,747	$ 2,030	$ 105	$ 3,672
Accumulated amortization of purchased intangible assets	$ 196	$ 13	$ 9	$ 200
Reserves for accrued costs of business restructuring	$ 95	$ 30	$ 40	$ 85

QUARTERLY OPERATING RESULTS
(unaudited)

(In millions, except per share amounts)

2007	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Total Year**
Net sales	**$ 1,307**	**$ 1,418**	**$ 1,553**	**$ 1,582**	**$ 5,860**
Gross margin	**$ 591**	**$ 659**	**$ 742**	**$ 757**	**$ 2,749**
Restructuring, impairment and other charges		**$ (2)**		**$ (2)**	**$ (4)**
Asbestos settlement charges (credits)	**$ 110**	**$ 76**	**$ (16)**	**$ 15**	**$ 185**
Income from continuing operations before income taxes, minority interests and equity earnings	**$ 167**	**$ 289**	**$ 445**	**$ 390**	**$ 1,291**
(Provision) benefit for income taxes	**(56)**	**(19)**	**(66)**	**61**	**(80)**
Minority interests		**(1)**	**(1)**	**(1)**	**(3)**
Equity in earnings of affiliated companies, net of impairments	**216**	**220**	**239**	**267**	**942**
Net income	**$ 327**	**$ 489**	**$ 617**	**$ 717**	**$ 2,150**
Basic earnings per common share	**$ 0.21**	**$ 0.31**	**$ 0.39**	**$ 0.46**	**$ 1.37**
Diluted earnings per common share	**$ 0.20**	**$ 0.30**	**$ 0.38**	**$ 0.45**	**$ 1.34**

2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Net sales	$ 1,262	$ 1,261	$ 1,282	$ 1,369	$ 5,174
Gross margin	$ 573	$ 541	$ 566	$ 603	$ 2,283
Restructuring, impairment and other charges	$ 6	$ 5	$ 2	$ 41	$ 54
Asbestos settlement charges (credits)	$ 185	$ (61)	$ 13	$ (139)	$ (2)
Income from continuing operations before income taxes, minority interests and equity earnings	$ 56	$ 283	$ 245	$ 377	$ 961
Benefit (provision) for income taxes	2	(24)	(33)		(55)
Minority interests	(1)	(1)	(6)	(3)	(11)
Equity in earnings of affiliated companies, net of impairments	200	256	232	272	960
Net income	$ 257	$ 514	$ 438	$ 646	$ 1,855
Basic earnings per common share	$ 0.17	$ 0.33	$ 0.28	$ 0.42	$ 1.20
Diluted earnings per common share	$ 0.16	$ 0.32	$ 0.27	$ 0.41	$ 1.16

Annual Meeting

The annual meeting of shareholders will be held on Thursday, April 24, 2008, in Corning, NY. A formal notice of the meeting together with a proxy statement will be mailed to shareholders on or about March 12, 2008. The proxy statement can also be accessed electronically through the Investor Relations category of the Corning home page on the Internet at www.corning.com and at www.corning.com/2008_proxy. A summary report of the proceedings at the annual meeting will be available without charge upon written request to Ms. Denise A. Hauselt, Secretary and Assistant General Counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831.

Additional Information

A copy of Corning's 2007 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge to shareholders upon written request to Ms. Denise A. Hauselt, Secretary and Assistant General Counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831. The Annual Report, proxy statement, Form 10-K and other information can also be accessed electronically through the Investor Relations category of the Corning home page on the Internet at www.corning.com.

Investor Information

Investment analysts and investors who need additional information may contact Mr. Kenneth C. Sofio, Division Vice President, Investor Relations, Corning Incorporated, HQ-E2-25, Corning, NY 14831; Telephone 607.974.9000.

Common Stock

Corning Incorporated common stock is listed on the New York Stock Exchange. In addition, it is traded on the Boston, Midwest, Pacific and Philadelphia stock exchanges. Common stock options are traded on the Chicago Board Options Exchange. The abbreviated ticker symbol for Corning Incorporated is "GLW."

Transfer Agent & Registrar

Computershare Investor Services LLC
250 Royall Street, Mail Stop 1A
Canton, MA 02021
Telephone: 800.255.0461
Website: www.computershare.com/contactus

Independent Auditors

PricewaterhouseCoopers LLP
300 Madison Ave.
New York, NY 10017

Executive Certifications

Corning submitted its 2007 Annual CEO Certification to NYSE on compliance with NYSE corporate governance listing standards, and filed with SEC its Sarbanes Oxley Act 302 Certifications as exhibits to its most recent Form 10-K.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

The statements in this Annual Report that are not historical facts or information are forward-looking statements. These forward-looking statements involve risks and uncertainties that may cause the outcome to be materially different. Such risks and uncertainties include, but are not limited to:

— Global economic and political conditions,
— tariffs, import duties and currency fluctuations,
— product demand and industry capacity,
— competitive products and pricing,
— sufficiency of manufacturing capacity and efficiencies,
— availability and costs of critical components and materials,
— new product development and commercialization,
— order activity and demand from major customers
— fluctuations in capital spending by customers
— disruptions in commercial activities due to terrorist activity, armed conflict, political instability or major health concerns,
— facility expansions and new plant start-up costs,
— effect of regulatory or legal developments,
— adequacy and availability of insurance,
— capital resource and cash flow activities,
— ability to pace capital spending to customer demand,
— credit rating and ability to obtain financing and capital,
— financial risk management,
— capital spending,
— equity company activities,
— interest costs,
— restructuring, goodwill and intangible asset impairment charges,
— acquisition and divestiture activities,
— rate of technology change,
— level of excess or obsolete inventory,
— ability to enforce patents,
— adverse litigation,
— product, materials and components performance issues,
— stock price fluctuations,
— rate of substitution by end-users purchasing LCDs,
— downturn in demand for LCD glass substrates,
— customer ability to maintain profitable operations and obtain financing to fund expansions,
— fluctuations in supply chain inventory level,
— movements in foreign exchange rates, and
— other risks detailed in Corning's SEC filings.

Neither this report nor any statement contained herein is furnished in connection with any offering of securities or for the purpose of promoting or influencing the sale of securities.

Trademarks

The following trademarks of Corning Incorporated appear in this report: Corning, EAGLE XG, Epic, ClearCurve.

Corning is an equal opportunity employer.

Printed in the USA

Board of Directors

John Seely Brown
Retired Chief Scientist
Xerox Corporation
Palo Alto, CA
(2) (5)

Robert F. Cummings Jr.
Senior Managing Director
GSC Group, Incorporated
New York, NY
(4) (6)

James B. Flaws
Vice Chairman
& Chief Financial Officer
Corning Incorporated
(4) (6) (7)

Gordon Gund
Chairman
& Chief Executive Officer
Gund Investment Corporation
Princeton, NJ
(2) (6)

John M. Hennessy
Independent Senior Advisor
Credit Suisse First Boston
New York, NY
(4) (5)

James R. Houghton
Chairman Emeritus
Corning Incorporated
Corning, NY
(3)

Kurt M. Landgraf
President
& Chief Executive Officer
Educational Testing Service
Princeton, NJ
(1) (3)

James J. O'Connor
Retired Chairman
& Chief Executive Officer
Unicom Corporation
Chicago, IL
(2) (5)

Deborah D. Rieman
Retired President
& Chief Executive Officer
Check Point Software
Technologies Incorporated
Woodside, CA
(1) (3)

H. Onno Ruding
Retired Vice Chairman
& Director
Citicorp & Citibank, N. A.
Brussels, Belgium
(1) (4)

Eugene C. Sit
Chairman, Chief Executive Officer
& Chief Investment Officer
Sit Investment Associates,
Incorporated
Minneapolis, MN
(3) (6)

William D. Smithburg
Retired Chairman, President
& Chief Executive Officer
The Quaker Oats Company
Chicago, IL
(1) (2)

Hansel E. Tookes II
Retired Chairman
& Chief Executive Officer
Raytheon Aircraft Company
Palm Beach Gardens, FL
(1) (4)

Peter Volanakis
President
& Chief Operating Officer
Corning Incorporated
Corning, NY
(4) (6) (7)

Padmasree Warrior
Chief Technology Officer
Cisco Systems, Incorporated
San Jose, CA
(3) (6)

Wendell P. Weeks
Chairman of the Board
& Chief Executive Officer
Corning Incorporated
Corning, NY
(7)

Corporate Officers

Wendell P. Weeks
Chairman of the Board
& Chief Executive Officer

James B. Flaws
Vice Chairman
& Chief Financial Officer

Peter F. Volanakis
President
& Chief Operating Officer

Kirk P. Gregg
Executive Vice President
& Chief Administrative Officer

Joseph A. Miller Jr.
Executive Vice President
& Chief Technology Officer

Pamela C. Schneider
Senior Vice President
& Operations Chief of Staff

Lawrence D. McRae
Senior Vice President —
Strategy & Corporate
Development

Katherine A. Asbeck
Senior Vice President —
Finance

Vincent P. Hatton
Senior Vice President
& General Counsel

Mark S. Rogus
Senior Vice President
& Treasurer

Denise A. Hauselt
Corporate Secretary
& Assistant General Counsel

Jane D. Poulin
Chief Accounting Officer

Tony Tripeny
Vice President
& Corporate Controller

Other Officers

Larry Aiello Jr.
President
& Chief Executive Officer —
Corning Cable Systems

Thomas Appelt
Vice President
& General Manager —
Automotive Technologies

Mark A. Beck
Vice President
& General Manager —
Life Sciences

Thomas E. Blumer
Senior Vice President —
Procurement & Transportation

Robert B. Brown
Executive Vice President —
Corning Environmental
Technologies

James P. Clappin
President —
Display Technologies Asia

Jack H. Cleland
Vice President —
Deputy General Counsel
& Chief Compliance Officer

Charles R. Craig
Vice President —
Science & Technology
& Director of Administration
& Operations

Martin J. Curran
Senior Vice President
& General Manager —
Corning Optical Fiber

Lina M. Echeverria
Vice President & Director —
Exploratory Markets
& Technologies

Alan T. Eusden
President —
Corning Display Technologies
Taiwan

Kurt R. Fischer
Senior Vice President —
Human Resources

Richard J. Fishburn
Senior Vice President
& Chief Information Officer

Vivian L. Gernand
Vice President —
Global Commercial Developmen

Marc S. Giroux
Vice President & Chief Engineer —
Manufacturing Technology
& Engineering

Thomas R. Hinman
Senior Vice President
& General Manager —
Diesel Technologies

Clifford L. Hund
General Manager & President —
Corning International K.K.
& Corning East Asia

Clark S. Kinlin
Chief Operating Officer —
Corning Cable Systems

Mark W. Lauroesch
Vice President
& General Intellectual
Property Counsel

John P. MacMahon
Senior Vice President —
Global Compensation & Benefit

Jean-Pierre Mazeau
Senior Vice President —
Science & Technology
& Director Corporate Product
& Process Development

Donald A. McCabe Jr.
Senior Vice President —
Manufacturing
& Performance Excellence

E. Marie McKee
Senior Vice President —
Corning Incorporated

David L. Morse
Senior Vice President —
Science & Technology
Corporate Research

Eric S. Musser
General Manager —
Corning Greater China

Mark A. Newhouse
Senior Vice President
& Director —
New Business Development,
Science & Technology

Christine M. Pambianchi
Vice President —
Human Resources

Timothy J. Regan
Senior Vice President —
Worldwide Government Affairs

James R. Steiner
Senior Vice President
& General Manager —
Specialty Materials

2007 Board Committees
(1) Audit; (2) Compensation; (3) Corporate Relations; (4) Finance; (5) Nominating & Corporate Governance; (6) Pension; (7) Executive

CORNING

Corning Incorporated
One Riverfront Plaza
Corning, NY 14831-0001
U.S.A.

www.corning.com

Life Sciences



Helping bring life-saving medicines to market

Telecommunications



Optical communication solutions that keep the world connected

Specialty Materials



Advanced optical & materials solutions

Research & Development



Possibilities made real

END

 Printed in USA PT#02AR34006EN